

NORTHEAST
COMMUNITY BANCORP, INC.



11006384

SEC Mail Processing
Section

APR 15 2011

Washington, DC
110

NOTICE OF 2011 ANNUAL MEETING, PROXY STATEMENT AND 2010 ANNUAL REPORT

NORTHEAST COMMUNITY BANCORP, INC.



Corporate Profile

Northeast Community Bancorp, Inc., headquartered in White Plains, New York, is the holding company for Northeast Community Bank. Established in 1934, Northeast Community Bank is a community-oriented financial institution offering traditional financial services to consumers and businesses in its market area. We conduct our lending activities throughout the Northeastern United States, including New York, Massachusetts, New Jersey, Connecticut and Pennsylvania. We attract deposits from the general public and use those funds to originate multi-family residential, mixed-use and non-residential real estate and consumer loans, which we hold for investment.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948
www.RTCO.com

Stock Listing

Northeast Community Bancorp, Inc.'s common stock is quoted on the Nasdaq Global Market under the symbol "NECB."

Locations

Corporate Headquarters

325 Hamilton Avenue
White Plains, New York 10601

Bank Branches

325 Hamilton Avenue
White Plains, New York 10601

590 East 187th Street
Bronx, New York 10458

242 West 23rd Street
New York, New York 10011

8 No. Park Avenue
Plymouth, Massachusetts 02360

1470 First Avenue
New York, New York 10021

1751 Second Avenue
New York, New York 10218

87 Elm Street
Danvers, Massachusetts 01923

Other Properties

1353-55 First Avenue
New York, New York 10021

830 Post Road East
Westport, Connecticut 06880



NORTHEAST
COMMUNITY BANCORP, INC.

April 15, 2011

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of NorthEast Community Bancorp, Inc. The meeting will be held at the Renaissance Westchester Hotel, 80 West Red Oak Lane, White Plains, New York on Wednesday, May 25, 2011 at 1:00 p.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Officers and directors of the Company, as well as a representative of ParenteBeard LLC, the Company's independent registered public accounting firm, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to complete and mail the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card.

We look forward to seeing you at the meeting.

Sincerely,

Kenneth A. Martinek
Chairman, President and
Chief Executive Officer

Important Notice Regarding Attending the Meeting
and Voting Shares Held in Street Name

If your shares are registered directly in your name at our transfer agent, Registrar and Transfer Company, you will need photo identification to be admitted to the annual meeting.

If you hold your shares in street name, you will need photo identification *and* proof of ownership to be admitted to the annual meeting. Examples of proof of ownership include a recent brokerage statement or letter from a bank or broker. If you want to vote your shares of NorthEast Community Bancorp common stock held in street name in person at the annual meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.



NorthEast
Community Bancorp, Inc.

325 Hamilton Avenue
White Plains, New York 10601
(914) 684-2500

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE . . . . 1:00 p.m. on Wednesday, May 25, 2011

PLACE . . . . Renaissance Westchester Hotel
80 West Red Oak Lane
White Plains, New York

ITEMS OF BUSINESS . . . .

(1) The election of three directors to serve for a term of three years;

(2) The ratification of the appointment of ParenteBeard LLC as our independent registered public accounting firm for fiscal year 2011; and

(3) Such other business as may properly come before the meeting and any adjournment or postponement thereof.

RECORD DATE . . . . In order to vote, you must have been a stockholder at the close of business on March 31, 2011.

PROXY VOTING . . . . It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy card or voting instruction card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the proxy statement.

Anne Stevenson-DeBlasi
Corporate Secretary
April 15, 2011

IMPORTANT: Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

NORTHEAST COMMUNITY BANCORP, INC.

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of NorthEast Community Bancorp, Inc. for the 2011 annual meeting of stockholders and for any adjournment or postponement of the meeting. NorthEast Community Bancorp is the holding company for NorthEast Community Bank.

We are holding the 2011 annual meeting at the Renaissance Westchester Hotel, 80 West Red Oak Lane, White Plains, New York on Wednesday, May 25, 2011 at 1:00 p.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about April 15, 2011.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote the shares of NorthEast Community Bancorp common stock that you owned as of the close of business on March 31, 2011. As of the close of business on March 31, 2011, a total of 13,071,402 shares of NorthEast Community Bancorp common stock were outstanding, including 7,273,750 shares of common stock held by NorthEast Community Bancorp, MHC. Each share of common stock has one vote.

The Company's Charter provides that, until July 5, 2011, record holders of the Company's common stock, other than NorthEast Community Bancorp, MHC, who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of NorthEast Community Bancorp in one or more of the following ways:

- Directly in your name as the stockholder of record; or
- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name at our transfer agent, Registrar and Transfer Company, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the annual meeting. **If you plan to attend the annual meeting you must bring photo identification to be admitted to the meeting.**

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the voting instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. **If you hold your shares in street name, you will need photo identification and proof of ownership to be admitted to the annual meeting.** Examples of proof of ownership include a recent brokerage statement or letter from a bank or broker. If you want to vote your shares of NorthEast Community Bancorp common stock held in street name in person at the annual meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, stockholders will elect three directors to each serve a term of three years. In voting on the election of directors, you may vote in favor of all the nominees for director, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of ParenteBeard LLC as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the appointment of ParenteBeard LLC as our independent registered public accounting firm for 2011, the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote is required.

Effect of Not Casting Your Vote. If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Item 1 of this Proxy Statement). Current regulation restricts the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, no votes will be cast on your behalf. These are referred to as broker non-votes. Your bank or broker does, however, have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Item 2 of this Proxy Statement).

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

In the election of directors, votes withheld and broker non-votes will have no effect on the outcome of the election. In counting votes on the proposal to ratify the appointment of the independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal.

Because NorthEast Community Bancorp, MHC owns in excess of 50% of the outstanding shares of NorthEast Community Bancorp, Inc. common stock, the votes it casts will ensure the presence of a quorum and control the outcome of the vote on both proposals.

Voting by Proxy

The Company's Board of Directors is sending you this proxy statement to request that you allow your shares of Company common stock to be represented at the annual meeting by the persons named on the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors.

The Board of Directors recommends that you vote:

- **"FOR" each of the nominees for director; and**
- **"FOR" ratification of the appointment of ParenteBeard LLC as the Company's independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting in order to solicit additional proxies. If the annual meeting is postponed or adjourned, your Company common stock may be voted by the persons named in the proxy card on the new annual meeting date, provided you have not revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not itself constitute revocation of your proxy.

Participants in the Bank's ESOP or 401(k) Plan

If you participate in the NorthEast Community Bank Employee Stock Ownership Plan (the "ESOP") or invest in Company common stock through the NorthEast Community Bank 401(k) Plan (the "401(k) Plan"), you will receive a voting instruction card for each plan in which you participate that reflects all shares that you may direct the trustee to vote on your behalf under such plan. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and all allocated shares for which no voting instructions are received in the same proportion as shares for which the trustee has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee how to vote the shares in the NorthEast Community Bancorp, Inc. Stock Fund credited to his or her account. If the 401(k) Plan trustee does not receive timely voting instructions for the shares of Company common stock held in the 401(k) Plan, the shares will not be voted. **The deadline for returning your voting instructions to each plan's trustee is May 18, 2011.**

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

The Company's Board of Directors currently consists of nine members, all of whom are independent under the listing requirements of The NASDAQ Stock Market, except for Kenneth A. Martinek, President and Chief Executive Officer of the Company and the Bank, Salvatore Randazzo, Executive Vice President, Chief Operating Officer, and Chief Financial Officer of the Company and the Bank and Charles A. Martinek, Vice President and Internal Loan Review Officer of the Bank and brother of Kenneth A. Martinek. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between the Company and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including: (i) consultant services provided to the Bank by director Kenneth H. Thomas; and (ii) legal services provided to the Bank by a law firm in which director Diane B. Cavanaugh's husband is a partner.

Board Leadership Structure

The Company's Board of Directors endorses the view that one of its primary functions is to protect stockholders' interests by providing independent oversight of management, including the Chief Executive Officer. However, the Board does not believe that mandating a particular structure, such as a separate Chairman and Chief Executive Officer, is necessary to achieve effective oversight. The Board of the Company is currently comprised of nine directors, six of whom are independent directors under the listing standards of The NASDAQ Global Market. The Chairman of the Board has no greater nor lesser vote on matters considered by the Board than any other director, and the Chairman does not vote on any related party transaction. All directors of the Company, including the Chairman, are bound by fiduciary obligations, imposed by law, to serve the best interests of the stockholders. Accordingly, separating the offices of Chairman and Chief Executive Officer would not serve to enhance or diminish the fiduciary duties of any director of the Company.

The Chairman of the Board and Chief Executive Officer positions are held by the same person, due in part to the fact that the Chief Executive Officer is the Director most familiar with the Company's business and industry and is best situated to lead discussions on important matters affecting the business of the Company. Combining the Chief Executive Officer and Chairman positions creates a firm link between the Company's management and the Board and promotes the development and implementation of sound corporate strategy. The Chairman of the Board provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. The Board of Directors does not currently have a lead director position. As a result of the current structure of the Board, the independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through the Audit, Compensation and Nominating/Corporate Governance Committees and, when necessary, special meetings of independent directors.

The Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk ad reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Board meets regularly with management to discuss strategy and risks facing the Company. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Committees of the Board of Directors

The following table identifies the members of our Audit, Compensation, and Nominating/Corporate Governance Committees as of December 31, 2010. All members of each committee are independent in accordance with the listing requirements of The NASDAQ Global Market. Each of the committees operates under a written charter that is approved by the Board of Directors. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available in the Investor Relations section of the Company's website, *www.necommunitybank.com.*

Director	Audit Committee	Compensation Committee	Nominating/ Corporate Governance Committee
Diane B. Cavanaugh		X*	X
Arthur M. Levine	X*	X	
John F. McKenzie	X		
Harry (Jeff) A.S. Read	X		
Linda M. Swan		X	X*
Kenneth H. Thomas			X
Number of Meetings in 2010	5	2	2

* Denotes Chairperson

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of the Company's accounting and reporting practices, the quality and integrity of the Company's financial reports and the Company's compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging the Company's independent registered public accounting firm and monitoring its conduct and independence. The Board of Directors has determined that Arthur M. Levine is an audit committee financial expert under the rules of the Securities and Exchange Commission. The report of the Audit Committee required by the rules of the Securities and Exchange Commission is included in this proxy statement. See "*Report of the Audit Committee*."

Compensation Committee

The Compensation Committee approves the compensation objectives for the Company and the Bank and establishes the compensation for the Chief Executive Officer and other executives. Our Chief Executive Officer makes recommendations to the Compensation Committee from time to time regarding the appropriate mix and level of compensation for other executives. Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee. The Compensation Committee reviews all compensation components for the Company's Chief Executive Officer and other highly compensated executive officers' compensation including base salary, annual incentive, long-term incentives and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Compensation Committee also assists the Board of Directors in evaluating potential candidates for executive positions.

Nominating/Corporate Governance Committee

The Company's Nominating/Corporate Governance Committee assists the Board of Directors in identifying qualified individuals to serve as Board members, in determining the composition of the Board of Directors and its committees, in monitoring a process to assess Board effectiveness and in developing and implementing the Company's corporate governance guidelines. The Nominating/Corporate Governance Committee also considers and recommends the nominees for director to stand for election at the Company's annual meeting of stockholders. Further, when identifying nominees to serve as director, the Nominating/Corporate Governance Committee seeks to create a Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance. The procedures of the Nominating/Corporate Governance Committee required to be disclosed by the rules of the Securities and Exchange Commission are set forth below.

Minimum Qualifications. The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's bylaws, which include a minimum stock ownership requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

Candidates deemed eligible for election to the Board of Directors are evaluated by the Nominating/Corporate Governance Committee using the following criteria for selecting nominees:

- financial, regulatory and business experience and skills;
- familiarity with and participation in the local community;
- integrity, honesty and reputation in connection with upholding a position of trust with respect to customers;
- ability to devote sufficient time and energy to diligently perform duties; and
- independence.

The Nominating/Corporate Governance Committee will also consider any other factors the Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

In addition, before nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's integrity; Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating/Corporate Governance Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by the Bank. The Nominating/Corporate Governance Committee will also consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Nominating/Corporate Governance Committee has not previously used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria described above. If such individual fulfills these criteria, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Consideration of Recommendations by Stockholders. It is the policy of the Nominating/Corporate Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the stockholder making the recommendation, the name and address of such stockholder as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days before the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

Director Compensation

The following table provides the compensation received by individuals, other than our named executive officers listed in the "Summary Compensation Table," who served as directors of the Company during the 2010 fiscal year.

Name	*Fees Earned or Paid in Cash(1)*	*All Other Compensation*	*Total*
Diane B. Cavanaugh	$ 30,750	$ —	$ 30,750
Arthur M. Levine	31,750	—	31,750
Charles A. Martinek	—	—	—(2)
John F. McKenzie	30,750	—	30,750
Linda M. Swan	30,750	—	30,750
Harry (Jeff) A.S. Read	30,750	—	30,750
Kenneth H. Thomas	29,750	85,000(3)	114,750

(1) Includes fees earned for service with the Company and the Bank.

(2) As an employee of the Bank, Mr. Charles Martinek did not receive any fees for his service as a director of the Company or the Bank. Mr. Martinek is not a named executive officer listed in the *Summary Compensation Table.*

(3) Amount listed represents payment for consulting work performed for the Bank on matters relating to bank branching and the Community Reinvestment Act. Dr. Thomas has been a consultant to the Bank since 1978.

Cash Retainer and Meeting Fees for Non-Employee Directors. Each non-employee director of the Bank receives a $3,000 quarterly retainer plus $1,000 per meeting attended. Non-employee directors also receive a $750 quarterly retainer plus $750 per meeting attended for their service on the Board of Directors of the Company, $500 per meeting attended for service on the Audit, Compensation, and Nominating/Corporate Governance Committees of the Board of the Company, and $1,000 per meeting attended for service on the Strategic Planning Committee. Directors do not receive any fees for their service on the Board of Directors of NorthEast Community Bancorp, MHC.

Directors' Deferred Compensation Plan. The Bank maintains the NorthEast Community Bank Directors' Deferred Compensation Plan to provide director participants with a vehicle to defer fees until termination of service or a change in control. Director participants may elect on or before December 31st of each year to defer all or part of their fees earned during the following year. All deferrals are credited with interest on an annual basis at the prevailing rate payable by the Bank on its 60-month certificate of deposit. Directors are fully vested at all times in their deferrals. Directors must determine when their account balances will be distributed at the time a deferral election is made and all plan distributions will be made in cash. Plan account balances are also payable upon disability, termination of service, death, following a change in control or upon the occurrence of an unforeseeable emergency. Currently, there are no participants in the Director Deferred Compensation Plan.

Outside Director Retirement Plan. The Bank maintains the NorthEast Community Bank Outside Director Retirement Plan to provide non-employee directors with long standing service with a supplemental retirement benefit. All current non-employee directors are participants in the plan. Participating directors are entitled to receive a retirement benefit calculated based on years of service and director fees paid during the 12 completed calendar months preceding a director's termination of service multiplied by a vesting percentage. Participating directors with less than 10 years of service will receive no benefit under the plan. Participating directors with 10 years but less than 15 years of service will receive a benefit based on 50% of the total directors fees paid during the 12 completed calendar months preceding the director's termination. Participating directors with 15 years but less than 20 years will receive 75% of the total directors fees paid during the 12 completed calendar months preceding the director's termination. Participating directors with 20 or more years of service will receive a benefit calculated using 100% of the director fees paid during the 12 months preceding the directors termination. Participating directors vest in their retirement benefit at a rate of 20% per year for years of service after January 1, 2006. The annual director retirement benefit is generally paid monthly over a 120-month period following the month in which a director terminates his service on the Board of Directors. In the event a participating director dies while in pay status, the director's beneficiary will receive his or her remaining installments beginning in the month immediately following the director's death. In the event a participating director is terminated in connection with a change in control (as defined in the plan), the director will receive a lump sum payment equal to the actuarial equivalent of the director's monthly benefit. In the event a participating director is removed from the Board of Directors for cause, the director will forfeit all rights and benefits under the plan.

Board and Committee Meetings

During 2010, the Board of Directors held 18 meetings. Each of our current directors attended at least 95% of the Board meetings and the committee meetings on which such director served during 2010.

Director Attendance at Annual Meeting of Stockholders

The Board of Directors encourages each director to attend annual meetings of stockholders. All of the directors attended the 2010 Annual Meeting of Stockholders.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to promote the highest standards of ethical conduct by the Company's directors, executive officers and employees. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics and Business Conduct. A copy of the Code of Ethics and Business Conduct can be found in the Investor Relations section of the Company's website, *www.necommunitybank.com.*

REPORT OF THE AUDIT COMMITTEE

The Company's management is responsible for the Company's internal controls and financial reporting process. The independent registered public accounting firm ("independent accountants") are responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AV Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, the Audit Committee has received the written disclosures and the letter from the independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent accountants the independent accountants' independence. In concluding that the auditors are independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with their independence.

The Audit Committee discussed with the Company's independent accountants the overall scope and plans for their audit. The Audit Committee meets with the independent accountants, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent accountants who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent accountants do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company's independent accountants are in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors of
NorthEast Community Bancorp, Inc.

Arthur M. Levine (Chairperson)
John F. McKenzie
Linda Swan

STOCK OWNERSHIP

The following table provides information as of March 31, 2011, with respect to persons known by the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding (1)
NorthEast Community Bancorp, MHC(2) 325 Hamilton Avenue White Plains, New York 10601	7,273,750	55.6%
Stilwell Value Partners IV, L.P., Stilwell Associates, L.P., Stilwell Partners, L.P., Stilwell Value LLC, and Joseph Stilwell 111 Broadway, 12th Floor New York, New York 10006	1,092,300[(3)]	8.4%
Jacobs Asset Management, LLC, JAM Managers, LLC, JAM Partners, L.P. and Sy Jacobs 11 East 26th Street, Suite 1900 New York, New York 10010	715,193[(4)]	5.5%

(1) Based on 13,071,402 shares of the Company's common stock outstanding and entitled to vote as of March 31, 2011.

(2) The members of the Board of Directors of NorthEast Community Bancorp and NorthEast Community Bank also constitute the Board of Directors of NorthEast Community Bancorp, MHC.

(3) Based on information contained in a Schedule 13D/A filed with the Securities and Exchange Commission on January 14, 2011, which indicates that Stilwell Value Partners IV, L.P. Stilwell Associates, L.P., Stilwell Partners, L.P., Stilwell Value LLC, and Joseph Stilwell have shared voting and dispositive power over 1,092,300 shares.

(4) Based on information contained in a Schedule 13D filed with the Securities and Exchange Commission on November 8, 2010, which indicates that Jacobs Asset Management, LLC and Sy Jacobs have shared voting and dispositive power over 715,193 shares and JAM Managers, LLC and JAM Partners, L.P. have shared voting and dispositive power over 664,299 shares. Each of the reporting persons disclaim beneficial ownership of the common stock of the Company.

The following table provides information as of March 31, 2011 about the shares of Company common stock that may be considered to be beneficially owned by each director, nominee for director, executive officers named in the *Summary Compensation Table* and by all directors, nominees for director and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting power and sole investment power with respect to the shares shown. All directors and executive officers as a group do not own over 1% of the Company's outstanding shares based on 13,071,402 shares of the Company's common stock outstanding and entitled to vote as of March 31, 2011.

Name	Number of Shares Owned (1)(2)
Susan Barile [3]	5,080
Diane B. Cavanaugh	500
Arthur M. Levine	2,076[4]
Charles A. Martinek	7,465
Kenneth A. Martinek	48,774
John F. McKenzie	5,000
Salvatore Randazzo	5,871
Harry (Jeff) A.S. Read	6,031
Linda M. Swan	730
Kenneth H. Thomas	10,000[5]
All Executive Officers, Directors and Director Nominees, as a Group (10 persons)	91,527

(1) Includes shares allocated to the account of individuals under the Bank's ESOP with respect to which individuals have voting but not investment power as follows: Susan Barile 3,817, Charles Martinek – 3,102 shares, Kenneth Martinek – 8,488 shares, and Salvatore Randazzo – 5,871 shares.
(2) Includes shares held in trust in the 401(k) Plan as to which each individual has investment and voting power as follows: Ms. Barile – 1,263, Mr. Charles Martinek – 2,808 shares, and Mr. Kenneth Martinek – 40,286 shares. These amounts reflect ownership units in the employer stock fund of the 401(k) Plan, which consists of both issuer stock and a reserve of cash. The actual number of shares held by the individual may vary when such units are actually converted into shares upon distribution of the units to the individual.
(3) Ms. Barile resigned as Executive Vice President and Chief Mortgage Officer of the Company and the Bank effective September 30, 2010.
(4) Includes 1,000 shares held by Mr. Levine's spouse as trustee.
(5) Includes 370 shares held by Mr. Thomas' spouse's IRA.

ITEMS TO BE VOTED ON BY STOCKHOLDERS

Item 1 — Election of Directors

The Board of Directors of NorthEast Community Bancorp is presently composed of nine members. The Board is divided into three classes, each with three-year staggered terms, with one-third of the directors elected each year. The nominees for election this year are Salvatore Randazzo, Harry (Jeff) A.S. Read and Linda M. Swan, all of whom are current directors of the Company and the Bank.

Unless you indicate on your proxy card that your shares should not be voted for certain directors, the Board of Directors intends that the proxies solicited by it will be voted for the election of all of the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the Board. At this time, the Board of

Directors knows of no reason why any nominee might be unable to serve. **The Board of Directors recommends a vote "FOR" the election of all nominees.**

Information regarding the Board of Director's nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated for each individual is as of December 31, 2010 and the indicated period of service as a director includes service as a director of the Bank. Based on their respective experiences, qualifications, attributes and skills set forth below, the Board of Directors determined that each current director and nominee should serve as a director.

Board Nominees for Terms Ending in 2011

Salvatore Randazzo has served as Executive Vice President and Chief Financial Officer of NorthEast Community Bancorp since its formation in 2006, and Chief Operating Officer since December 2009. He has served as Executive Vice President and Chief Financial Officer of NorthEast Community Bank since 2002, and Chief Operating Officer since December 2009. Mr. Randazzo joined the Bank as senior accountant in 1997. Age 43. Director since 2003.

Since becoming Chief Financial Officer of the Bank in 2002 and Chief Operating Officer in December 2009, Mr. Randazzo has successfully assisted the Bank in its mutual-to-stock conversion and navigated the various financial and accounting issues facing public companies in the banking sector including one of the most challenging economic periods in recent history. Mr. Randazzo's financial discipline, expertise and knowledge of all aspects of the business and its history, position him well to continue to serve as a Director, Chief Operating Officer and Chief Financial Officer.

Harry (Jeff) A.S. Read is a retired a registered investment adviser who previously worked with Geneos Wealth Management, Inc. from January 2006 until January 2011. From January 2004 to December 2005, Mr. Read served as a registered investment adviser with Financial Network Investment Corp., an ING company. Before serving with Financial Network Investment Corp., Mr. Read worked as a registered investment adviser with Allmerica Financial of Worcester, MA, for over twenty years. Mr. Read has served several terms in the Massachusetts House of Representatives. Age 74. Director since 2005.

Mr. Read brings a wealth of varied experience to the Board as a former lobbyist keying on important issues affecting business, trustee of a non-profit corporation and as a registered investment adviser. Not only does Mr. Read provide the Board with substantial knowledge regarding the financial sector and investments, but he also provides valuable regulatory and political insight.

Linda M. Swan is a retired Director of the Corporate Activities Division of the Office of Thrift Supervision. Age 61. Director since 1991.

Ms. Swan is a critical member of a well rounded Board of Directors. As a former Vice President for the Office of Thrift Supervision, Ms. Swan provides knowledge and expertise directly related to the various regulatory matters affecting the Company and the Bank.

Directors with Terms Ending in 2012

Diane B. Cavanaugh is an attorney with Lyons McGovern, LLP. Age 54. Director since 1992.

As an attorney specializing in commercial litigation, Ms. Cavanaugh has the ability to provide the Board with the legal knowledge necessary to assess issues facing the Board effectively.

Charles A. Martinek has served as Vice President and Internal Loan Review and Community Reinvestment Officer of NorthEast Community Bank since May, 2007. Prior to that time, Mr. Martinek served as a commercial loan officer with the Bank since 2001, and as an assistant vice president since 2002. Before serving with the Bank, Mr. Martinek was a quality control analyst with C. Cowles & Co. Mr. Martinek is also the owner of Martinek Investment Properties, LLC. Mr. Martinek's brother, Kenneth Martinek, also serves on the Board of Directors. Age 49. Director since 2002.

Mr. Martinek's commercial loan experience is crucial to the Board's ability comprehend and adequately advise the Company on the specific business issues facing the Company.

Kenneth H. Thomas has been an independent bank analyst and consultant since 1969 and has been President of K.H. Thomas Associates, LLC since 1975. Dr. Thomas holds a Ph.D. in Finance from the Wharton School and has written extensively on the Community Reinvestment Act of 1977. He has been a consultant to the Bank since 1978. Age 63. Director since 2001.

As an independent bank analyst for over 40 years, Dr. Thomas offers the Board essential industry experience. In addition, Dr. Thomas is a critical advisor to the Bank for operational, branching and Community Reinvestment Act matters.

Directors with Terms Ending in 2013

Arthur M. Levine is a certified public accountant and Member of the accounting firm A.L. Wellen LLC. Age 76. Director since 1995.

Mr. Levine's accounting and business experience for over 50 years provides the Board with valuable insight and expertise with regard to various financial and accounting matters affecting the Company.

Kenneth A. Martinek has served as Chairman of the Board, President and Chief Executive Officer of NorthEast Community Bancorp since its formation in 2006. He has served with NorthEast Community Bank since 1976 and has been the President and Chief Executive Officer of the Bank since 1991. Mr. Martinek was first elected as a director of the Bank in 1983 and was appointed Chairman of the Board in 2002. Mr. Martinek's brother, Charles A. Martinek, also serves on the Board of Directors. Age 58.

Since becoming President and Chief Executive Officer of the Bank in 1991, Mr. Martinek has successfully completed a mutual-to-stock conversion and navigated the issues facing a public company in the banking sector. Mr. Martinek's knowledge of all aspects of the business and its history, combined with his success and strategic vision, position him well to continue to serve as our Chairman, President and Chief Executive Officer.

John F. McKenzie is a retired insurance executive. Prior to his retirement in early 2008, Mr. McKenzie was the owner of an insurance agency in Orange, Connecticut, providing multiline personal and commercial insurance products. Age 67. Director since November 2006.

Mr. McKenzie provides the Board with significant management, strategic and operational knowledge through his previous experience as owner of an insurance agency.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

The Company was notified that the audit practice of Beard Miller Company LLP ("Beard Miller"), its independent registered public accounting firm, was combined with ParenteBeard LLC on October 1, 2009. As of that same date, Beard Miller resigned as the auditors of the Company and, with the approval of the Audit Committee of the Company's Board of Directors, ParenteBeard LLC was engaged as the Company's independent registered public accounting firm. For the years ended December 31, 2010 and 2009, the Company's consolidated financial statements were audited by ParenteBeard LLC.

The report of Beard Miller regarding the Company's consolidated financial statements as and for the year ended December 31, 2008 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2008 and 2007, and during the interim period from December 31, 2008 through October 1, 2009, the date of resignation, there were no disagreements with Beard Miller on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Beard Miller would have caused it to make reference to such disagreement in its reports.

During the Company's years ended December 31, 2008 and 2007 and subsequent interim period preceding the engagement of ParenteBeard LLC, the Company did not consult with ParenteBeard LLC regarding: (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Company's financial statements, and ParenteBeard LLC did not provide any written report or oral advice that ParenteBeard LLC concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue; or (3) any matter that was either the subject of a disagreement with Beard Miller on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or the subject of a reportable event.

The Audit Committee of the Board of Directors has appointed ParenteBeard LLC to be the Company's independent registered public accounting firm for the 2011 fiscal year, subject to ratification by stockholders. A representative of ParenteBeard LLC is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of ParenteBeard LLC is not approved by the stockholders at the annual meeting, the Audit Committee may consider other independent registered public accounting firms.

Auditor Fees

The following table sets forth the fees billed to the Company for the fiscal years ending December 31, 2010 and December 31, 2009 by ParenteBeard LLC.

	2010	2009
Audit Fees[1]	$134,000	$139,438
Audit-Related Fees	—	—
Tax Fees[2]	21,000	24,000
All other fees	—	—

(1) Includes professional services rendered for the audit of the Company's annual financial statements and review of financial statements included in Forms 10-Q, including out-of-pocket expenses.

(2) Tax fees include the following: preparation of federal, state and city tax returns.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee is responsible for appointing and setting the compensation and overseeing the work of the independent auditor. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent auditor to ensure that the independent auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent auditor. Requests for services by the independent auditor must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services. During the year ended December 31, 2010, all services provided by the independent auditor were approved, in advance, by the Audit Committee in compliance with these procedures.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of ParenteBeard LLC as the Company's independent registered public accounting firm.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the Chief Executive Officer and the two other most highly compensated executive officers of the Company who served in such capacities at December 31, 2010. These three officers are referred to as the "named executive officers" in this proxy statement.

Name and Principal Position	*Year*	*Salary*	*Bonus*	*Nonequity Incentive Plan Compensation*	*All Other Compensation(1)*	*Total*
Kenneth A. Martinek President and Chief Executive Officer	2010	$273,306	$ —	$ —	$ 29,451	$302,757
	2009	$273,837	$ —	$ —	$ 10,295	$284,132
Salvatore Randazzo Executive Vice President, Chief Operating Officer and Chief Financial Officer	2010	$176,847	$ —	$ —	$ 6,162	$183,009
	2009	$173,265	$ —	$ —	$ 7,306	$180,571
Susan Barile[(2)]	2010	$111,753	$ —	$ —	$ 40,000	$151,753
	2009	$150,637	$ —	$ —	$ 6,281	$156,918

(1) Amounts do not include perquisites which, in the aggregate, were less than $10,000 for each named executive officer. For Mr. Martinek, amount in 2010 consists of reimbursement for taxes owed due to a required adjustment of Mr. Martinek's supplemental executive retirement plan and allocations under the ESOP. For Mr. Randazzo, amount in 2010 consists solely of allocations under the ESOP. For Ms. Barile, amount in 2010 consists solely of the amount received upon resignation under the Northeast Community Bank Executive Incentive Deferral Plan.

(2) Ms. Barile resigned as Executive Vice President and Chief Mortgage Officer of the Company and the Bank, effective September 30, 2010.

Employment Agreements. The Company and the Bank each maintain employment agreements with Kenneth A. Martinek and Salvatore Randazzo. The employment agreements with the Company and the Bank for each executive, which have essentially identical terms, provide that the Company will make any payments not made by the Bank, but the executives will not receive any duplicative payments. Mr. Martinek and Mr. Randazzo are also referred to below as the "executives" or the "executive."

The employment agreements with Mr. Martinek and Mr. Randazzo provide for three-year terms, subject to annual renewal by the Boards of Directors. The Board of Directors of the Bank and the Company approved the extension of the employment agreements with Mr. Martinek and Mr. Randazzo through March 25, 2014. The current base salaries under the employment agreements are $275,750 for Mr. Martinek and $185,100 for Mr. Randazzo. The agreements also provide for participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and fringe benefits, including an automobile allowance for each executive.

Under the terms of the agreements, the executives are subject to a one year non-compete if they terminate their employment for good reason (as defined in the agreement) or if they are terminated without cause (as defined in the agreement). This non-compete provision shall not apply if the executives are terminated within one year of a change of control.

Prior to September 30, 2010, Ms. Barile was subject to an employment agreement with similar terms. Ms. Barile continued to work with the Bank in a consultant capacity to assist in the transition of her prior responsibilities at the Bank until November 30, 2010.

See *"Other Potential Post-Termination Benefits"* for a discussion of the benefits and payments the executives may receive under their employment agreements upon retirement or termination of employment.

Supplemental Executive Retirement Plan. Under the Mr. Martinek's and Mr. Randazzo's supplemental executive retirement plan, upon termination of employment on or after the normal retirement age of 60 and 65, respectively, the executives each receive an annual retirement benefit equal to fifty percent (50%) of average base salary over the three-year period preceding termination of employment. Upon termination on or after age 60 or upon completing a minimum of 20 years of service Mr. Martinek may receive an early retirement benefit equal to the normal retirement benefit, reduced by .25% for each month by which Mr. Martinek's age at termination is less than age 60. Upon termination on or after age 60 and upon completing a minimum of 20 years of service Mr. Randazzo may receive an early retirement benefit equal to the normal retirement benefit, reduced by .25% for each month by which Mr. Randazzo's age at termination is less than age 65. The early or normal retirement benefit is payable in equal monthly installments for the greater of the executive's lifetime or 15 years following retirement. See *"Other Potential Post-Termination Benefits"* for payments that the executives may receive under this plan upon termination of employment for reasons other than retirement.

Executive Incentive Deferral Plan. The Bank sponsors the Executive Incentive Deferral Plan to provide certain officers and employees with a deferred bonus opportunity based on the attainment of specific financial or individual performance criteria. The Board of Directors of the Bank establishes the applicable performance criteria and target deferral opportunity for each participant by March 31 of each calendar year. If the criteria are satisfied, the participant's account is credited with an award as of the December 31 of the calendar year. If made, the award is subject to vesting at a rate determined by the Board. Each award is subject to a separate vesting period. However, all awards are fully vested in the event of a participant's death or disability, upon the occurrence of a change in control (as defined for purposes of Section 409A of the Internal Revenue Code of 1986, as amended) or upon the participant's retirement at or after age 65. If a participant terminates employment, the vested portion of their plan account is distributed, at the participant's election, in a lump sum or in installment payments over a period of up to 10 years. Prior to distribution, a participant's deferred bonus account is credited with interest at the Bank's one-year certificate of deposit rate. The rate is adjusted annually on the first business day of the year.

Other Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Under the employment agreements, an executive who is terminated for cause will receive base salary through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Payments Made Upon Voluntarily Termination and Termination without Cause or for Good Reason. If the Bank and the Company terminate the executives for reasons other than cause, or if the executives terminate voluntarily under certain circumstances outlined in the agreements that constitute constructive termination, the executives, or their beneficiaries should they die prior to receipt of payment, each receive an amount equal to their base salary and employer contributions to benefit plans payable for the remaining term of the agreement. The Bank and the Company also agree to continue and/or pay for the executives' life, health and dental coverage for the remaining term of the agreements.

Payments Made Upon Disability. If the executives become disabled, the Bank and the Company agree to provide them with monthly disability pay equal to 75% of their monthly base salaries for a period ending on the earliest to occur of (1) a return to full-time employment with the Bank and the Company; (2) death; (3) attainment of age 65; or (4) the expiration of the agreement. The disability payments under the agreement would be reduced, however, by the amount of any short- or long-term disability benefits that would become payable to the executives under the terms of any disability insurance programs sponsored by the Bank and the Company.

In the event of termination due to disability, the executives will receive the early retirement benefit or normal retirement benefit due under the supplemental executive retirement plan if they have reached age 65 (or 60 in the case of Mr. Martinek), respectively, prior to termination. If they have not attained early retirement age prior to termination due to disability, they will receive a benefit equal to their accrued benefit under the plan as of the date of termination.

Payments Made Upon Death. Upon the death of an executive, the executive's employment agreement terminates and the executive's beneficiary will receive base salary and accrued benefits through the last day of the month of death.

The supplemental executive retirement plan provides that upon the death of the executive while actively employed, they, or their beneficiary, would receive an actuarially equivalent lump sum benefit, calculated as if the executive had attained age 60 and age 65 for Mr. Martinek and Mr. Randazzo, respectively, prior to termination of employment.

Payments Made Upon a Change in Control. Under the employment agreements, if an executive is involuntarily or constructively terminated within one year of a change in control (as defined in the agreements), the executive will receive a severance payment equal to three times his or her average annual compensation over the five preceding years, as well as continued life, medical and dental benefits for three years following termination of employment.

The benefits provided to the executives under the employment agreements upon a change in control are limited to avoid adverse tax consequences to the Company and the Bank under Section 280G of the Internal Revenue Code of 1986. The "280G Limits" provide that total payments and benefits to the executives that are contingent upon a change in control shall not equal or exceed in the aggregate three times the individual's average annual taxable income over the five preceding years.

The supplemental executive retirement plan provides that upon termination in connection with a change in control Mr. Martinek and Mr. Randazzo, or their beneficiary, would receive an actuarially equivalent lump sum benefit, calculated as if they had attained age 60 and age 65, respectively, prior to termination of employment. All benefits received under this plan count towards the executives' 280G Limits.

Under the terms of our employee stock ownership plan, upon a change in control (as defined in the plan), the plan will terminate and the plan trustee will repay in full any outstanding acquision loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our employee stock ownership plan do not count towards the executives' 280G Limits.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These individuals or entities are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended December 31, 2010.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public, except for loans made pursuant to programs generally available to all employees. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee, although the Bank does not currently have such a program in place.

SUBMISSION OF BUSINESS PROPOSALS AND STOCKHOLDER NOMINATIONS

The Company must receive proposals that stockholders seek to include in the proxy statement for the Company's next annual meeting no later than December 17, 2011. If next year's annual meeting is held on a date more than 30 calendar days from May 25, 2012, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's bylaws provide that, in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the Secretary not less than 30 days before the date of the annual meeting. However, if less than 40 days' notice or prior public disclosure of the date of the annual meeting is given to stockholders, such notice of stockholder nominations or proposals must be received not later than the close of business of the tenth day following the day on which notice of the date of the annual meeting was mailed to stockholders or prior public disclosure of the meeting date was made. A copy of the bylaws may be obtained from the Company.

STOCKHOLDER COMMUNICATIONS

The Company encourages stockholder communications to the Board of Directors and/or individual directors. All communications from stockholders should be addressed to NorthEast Community Bancorp, Inc., 325 Hamilton Avenue, White Plains, New York 10601. Communications to the Board of Directors should be in the care of Anne Stevenson-DeBlasi, Corporate Secretary. Communications to individual directors should be sent to such director at the Company's address. Stockholders who wish to communicate with a Committee of the Board should send their communications to the care of the Chairperson of the particular committee, with a copy to Linda M. Swan, the Chair of the Nominating/Corporate Governance Committee. It is in the discretion of the Nominating/Corporate Governance Committee whether any communication sent to the full Board should be brought before the full Board.



NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on May 25, 2011.

The Proxy Statement and Annual Report to Stockholders are available at http://www.necommunitybank.com/proxy.asp

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. Additionally, directors, officers and other employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report to Stockholders has been included with this proxy statement. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference into this proxy statement.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS



Anne Stevenson-DeBlasi
Corporate Secretary

White Plains, New York
April 15, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________ to ______________________

Commission File Number: **0-51852**

NORTHEAST COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

UNITED STATES	**06-1786701**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
325 Hamilton Avenue, White Plains, New York	**10601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (914) 684-2500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes __ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[X]

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ___ No _X_

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2010 was approximately $33.6 million.

The number of shares outstanding of the registrant's common stock as of March 15, 2011 was 13,106,900.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Part I

Part II

Part III

Part IV

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts; rather, they are statements based on Northeast Community Bancorp, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which Northeast Community Bancorp, Inc. operates, as well as nationwide, Northeast Community Bancorp, Inc.'s ability to control costs and expenses, competitive products and pricing, loan delinquency rates, demand for loans and deposits, changes in quality or composition of our loan portfolio and changes in federal and state legislation and regulation. For further discussion of factors that may affect our results, see "Item 1A. Risk Factors" in this Annual Report on Form 10-K ("Form 10-K"). These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Northeast Community Bancorp, Inc. assumes no obligation to update any forward-looking statements.

PART I

Item 1. BUSINESS

General

Northeast Community Bancorp, Inc. ("Northeast Community Bancorp" or the "Company") is a federally chartered stock holding company established on July 5, 2006 to be the holding company for Northeast Community Bank (the "Bank"). Northeast Community Bancorp's business activity is the ownership of the outstanding capital stock of the Bank. Northeast Community Bancorp does not own or lease any property but instead uses the premises, equipment and other property of the Bank with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement.

Northeast Community Bancorp, MHC (the "MHC") is the Company's federally chartered mutual holding company parent. As a mutual holding company, the MHC is a non-stock company that has as its members the depositors of Northeast Community Bank. The MHC does not engage in any business activity other than owning a majority of the common stock of Northeast Community Bancorp. So long as we remain in the mutual holding company form of organization, the MHC will own a majority of the outstanding shares of Northeast Community Bancorp.

Northeast Community Bank was originally chartered in 1934. In 2006, Northeast Community Bank changed its name from "Fourth Federal Savings Bank" to "Northeast Community Bank."

We operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area and our lending territory. We attract deposits from the general public and use those funds to originate multi-family residential and mixed-use real estate and consumer loans, which we hold for investment. We have been originating multi-family and mixed-use real estate loans for over half a century. In 2007, we established a new commercial loan department and have increased this portfolio from no commercial loans at March 31, 2007 to $28.9 million of commercial loans committed with $12.1 million drawn at December 31, 2010. We do not currently offer one-to four-family residential loans. Due to market conditions, we discontinued offering new non-residential real estate loans effective the first quarter of 2009.

In November 2007, we completed the acquisition of the operating assets of Hayden Financial Group, LLC, an investment advisory firm located in Westport, Connecticut. This acquisition gives us the ability to offer investment advisory and financial planning services under the name Hayden Wealth Management Group, a division of the Bank, through a networking arrangement with a registered broker-dealer and investment advisor.

Available Information

Our website address is www.necommunitybank.com. Information on our website should not be considered a part of this Form 10-K.

Market Area

We are headquartered in White Plains, New York, which is located in Westchester County and we operate through our main office in White Plains, our four other full-service branch offices in the New York City boroughs of Manhattan (New York County) and Bronx (Bronx County) and our two full-service branch offices in Danvers and Plymouth, Massachusetts. Our two Massachusetts branches were opened in the second quarter of 2009. We generate deposits through our main office and six branch offices. We conduct lending activities throughout the Northeastern United States, including New York, Massachusetts, New Jersey, Connecticut and Pennsylvania.

Our primary market area includes a population base with a broad cross section of wealth, employment and ethnicity. We operate in markets that generally have experienced relatively slow demographic growth, a characteristic typical of mature urban markets located throughout the Northeast region. New York County is a relatively affluent market, reflecting the influence of Wall Street along with the presence of a broad spectrum of Fortune 500 companies. Comparatively, Bronx County is home to a broad socioeconomic spectrum, with a significant portion of the respective populations employed in relatively low and moderate wage blue collar jobs. Westchester County is also an affluent market, serving as a desired suburban location for commuting into New York City as well as reflecting growth of higher paying jobs in the county, particularly in White Plains. The counties in which the Danvers and Plymouth retail branches currently operate include a mixture of rural, suburban and urban markets. The economies of these areas were historically based on manufacturing, but, similar to many areas of the country, the underpinnings of these economies are now more service oriented, with employment spread across many economic sectors including service, finance, health-care, technology, real estate and government.

While each of the states in our lending area has different economic characteristics, our customer base in these states tends to be similar to our customer base in New York and is comprised mostly of owners of low to moderate income apartment buildings or non-residential real estate in low to moderate income areas. Outside the State of New York, our largest concentration of real estate loans is in Massachusetts.

Competition

We face significant competition for the attraction of deposits. The New York and Boston metropolitan areas have a significant concentration of financial institutions, including large money center and regional banks, community banks and credit unions. Over the past 10 years, consolidation of the banking industry in the New York and Boston metropolitan areas has continued, resulting in larger and increasingly efficient competitors. We also face competition for depositors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2010, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held less than 1.00% of the deposits in each of the counties in New York and Massachusetts in which our offices are located.

We also face significant competition for the origination of loans. Our competition for loans comes primarily from financial institutions in our lending territory, and, to a lesser extent, from other financial service providers such as insurance companies, hedge funds and mortgage companies. As our lending territory is based around densely populated areas surrounding urban centers, we face significant competition from regional banks, savings banks and commercial banks in the New York and Boston metropolitan areas as well as in the other states that we designate as our lending territory. The competition for loans that we encounter, as well as the types of institutions with which we compete, varies from time to time depending upon certain factors, including the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels, volatility in the mortgage markets and other factors which are not readily predictable.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General. We originate loans primarily for investment purposes. The largest segment of our loan portfolio is multi-family residential real estate loans. We also originate mixed-use real estate loans and in 2007 we began originating commercial loans. To a limited degree, we make consumer loans and purchase participation interests in construction loans. Due to market conditions, we discontinued purchasing participation interests in construction loans effective the first quarter of 2009. We currently do not originate one- to four-family residential loans. We consider our lending territory to be the Northeastern United States, including New York, Massachusetts, New Jersey, Connecticut, and Pennsylvania. We do not originate or purchase subprime loans.

In 2009 and 2010, we proactively reduced mortgage origination levels for multi-family, mixed-use and non-residential real estate loans, based on our unwillingness to offer rates and terms on loan products that, in our opinion, do not accurately reflect the risk associated with particular loan types in the current economic and real estate environment. In 2009 we ceased originating all construction loans due to prevailing conditions in the real estate market.

Multi-family and Mixed-use Real Estate Loans. We offer adjustable rate mortgage loans secured by multi-family and mixed-use real estate. These loans are comprised primarily of loans on low to moderate income apartment buildings located in our lending territory and include, to a limited degree, loans on cooperative apartment buildings (in the New York area), loans for Section 8 multi-family housing and loans for single room occupancy ("SRO") multi-family housing properties. In New York, most of the apartment buildings that we lend on are rent-stabilized. Mixed-use real estate loans are secured by properties that are intended for both residential and business use. Until 2004, our policy had been to originate multi-family and mixed-use real estate loans primarily in the New York metropolitan area. In January 2004, we opened our first location outside of New York and now originate multi-family and mixed-use real estate loans in several northeastern states.

Due to market conditions, we did not originate any multi-family and mixed-use real estate loans in states other than New York and Massachusetts for the year ended December 31, 2010. For the year ended December 31, 2009, originations of multi-family real estate loans in states other than New York and Massachusetts represented 37.3% of our total multi-family mortgage loan originations, and originations of mixed-use real estate loans in states other than New York and Massachusetts represented 4.7% of our total mixed-use mortgage loan originations. We intend to increase our originations of multi-family and mixed-use real estate loans throughout New York, Massachusetts, Connecticut, Pennsylvania, and New Jersey as market conditions permit.

We originate a variety of adjustable-rate and balloon multi-family and mixed-use real estate loans. The adjustable-rate loans have fixed rates for a period of up to five years and then adjust every three to five years thereafter, based on the terms of the loan. Maturities on these loans can be up to 15 years, and typically they amortize over a 20 to 30-year period. Interest rates on our adjustable-rate loans are adjusted to a rate that equals the applicable three-year or five-year constant maturity U.S. Treasury index plus a margin. The balloon loans have a maximum maturity of five years. The lifetime interest rate cap is five percentage points over the initial interest rate of the loan (four percentage points for loans with three-year terms). Due to the nature of our borrowers and our lending niche, the typical multi-family or mixed-use real estate loan refinances within the first five-year period and, in doing so, generates prepayment penalties ranging from five points to one point of the outstanding loan balance. Under our loan-refinancing program, borrowers who are current under the terms and conditions of their contractual obligations can apply to refinance their existing loans to the rates and terms then offered on new loans after the payment of their contractual prepayment penalties. These refinances are not considered troubled debt restructures.

In making multi-family and mixed-use real estate loans, we primarily consider the net operating income generated by the real estate to support the debt service, the financial resources, income level and managerial expertise of the borrower, the marketability of the property and our lending experience with the borrower. We do not typically require a personal guarantee of the borrower, but may do so depending on the location, building condition or credit profile. We rate the property underlying the loan as Class A, B or C. Our current policy is to require a minimum debt service coverage ratio (the ratio of earnings after subtracting all operating expenses to debt service payments) of 1.30x depending on the rating of the underlying property. On multi-family and mixed-use real estate loans, our current policy is to finance up to 75% of the lesser of the appraised value or purchase price of the property securing the loan on purchases and refinances of Class A and B properties and up to 65% of the lesser of the appraised value or purchase price for properties that are rated Class C. Properties securing multi-family and mixed-use real estate loans are appraised by independent appraisers, inspected by us and generally require Phase 1 environmental surveys.

We have been originating multi-family and mixed-use real estate loans in the New York market area for more than 75 years. In the New York market area, our ability to continue to grow our portfolio is dependent on the continuation of our relationships with mortgage brokers, as the multi-family and mixed-use real estate loan market is primarily broker driven. We have longstanding relationships with mortgage brokers in the New York market area, who are familiar with our lending practices and our underwriting standards. During the past five years we have developed similar relationships with mortgage brokers in the other states within our lending territory, in particular Massachusetts, and will continue to do so in order to grow our loan portfolio. We also deal directly with building owners throughout our lending territory.

The majority of the multi-family real estate loans in our portfolio are secured by twenty unit to one hundred unit apartment buildings. At December 31, 2010, the majority of our mixed-use real estate loans are secured by properties that are at least 75% residential, but contain some non-residential space.

On December 31, 2010, the largest outstanding multi-family real estate loan had a balance of $8.6 million and was performing according to its terms at December 31, 2010. This loan is secured by a 216 unit apartment complex located in Philadelphia, Pennsylvania. The largest mixed-use real estate loan had a balance of $4.0 million and was performing according to its terms at December 31, 2010. This loan is secured by a mixed-use building with 10 apartment units and 5 commercial units located in Jamaica, New York. As of December 31, 2010, the average loan balance in our multi-family and mixed-use portfolio was approximately $683,000.

Non-residential Real Estate Loans. Due to market conditions, we discontinued offering new non-residential real estate loans effective the first quarter of 2009. We will continue to monitor market conditions to determine whether we will resume offering such loans at a future date. Our non-residential real estate loans are generally secured by office buildings, medical facilities and retail shopping centers that are primarily located in moderate income areas within our lending territory.

Our non-residential real estate loans are structured in a manner similar to our multi-family and mixed-use real estate loans, typically at a fixed rate of interest for three to five years and then a rate that adjusts every three to five years over the term of the loan, which is typically 15 years. Interest rates and payments on these loans generally are based on the three-year or five-year constant maturity U. S. Treasury index plus a margin. The lifetime interest rate cap is five percentage points over the initial interest rate of the loan (four percentage points for loans with three-year terms). Loans are secured by first mortgages that generally do not exceed 75% of the property's appraised value. Properties securing non-residential real estate loans are appraised by independent appraisers and inspected by us.

We also charge prepayment penalties, with five points of the outstanding loan balance generally being charged on loans that refinance in the first year of the mortgage, scaling down to one point on loans that refinance in year five. These loans are typically repaid or the term extended before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule. Our non-residential real estate loans tend to refinance within the first five-year period.

Our assessment of credit risk and our underwriting standards and procedures for non-residential real estate loans are similar to those applicable to our multi-family and mixed-use real estate loans. In reaching a decision on whether to make a non-residential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to rental properties, we will also consider the term of the lease and the credit quality of the tenants. We have generally required that the properties securing non-residential real estate loans have debt service coverage ratios (the ratio of earnings after subtracting all operating expenses to debt service payments) of at least 1.30x. Phase 1 environmental surveys and property inspections are required for all loans.

At December 31, 2010, we had $100.9 million in non-residential real estate loans outstanding, or 27.2% of total loans. Due to market conditions, we did not originate any non-residential real estate loans during 2010. For the year ended December 31, 2009, originations of non-residential real estate loans in states other than New York and Massachusetts represented 17.3% of our total non-residential real estate loan originations.

At December 31, 2010, the largest outstanding non-residential real estate loan had an outstanding balance of $5.2 million. This loan is secured by a multi-tenant, two-story commercial building located in New York, New York, and was performing according to its terms at December 31, 2010. At December 31, 2010, the largest outstanding non-residential real estate loan relationship with one borrower was comprised of six loans totaling $12.5 million secured by six office buildings located in the Syracuse, New York area. These six loans were performing according to their terms at December 31, 2010. As of December 31, 2010, the average balance of loans in our non-residential loan portfolio was $1.2 million.

In addition, at December 31, 2010, we had one note, which is treated as a loan in our non-residential loan portfolio with a net present value of $10.9 million that we received in connection with the sale of our First Avenue branch office building. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Sale of New York City Branch Office."*

Equity Lines of Credit on Real Estate Loans. Northeast Community Bank offers equity lines of credit on multi-family, mixed-use and non-residential real estate properties on which it holds the first mortgage.

For existing borrowers only, we offer an equity line of credit program secured by a second mortgage on the borrower's multi-family and mixed-use property. All lines of credit are underwritten separately from the first mortgage and support debt service ratios and loan-to-value ratios that when combined with the first mortgage meet or exceed our current underwriting standards for multi-family and mixed-use real estate loans. Borrowers typically hold these lines in reserve and use them for ongoing property improvements or to purchase additional properties when the opportunity arises.

Our equity lines of credit are typically interest only for the first five years and then the remaining term of the line of credit is tied to the remaining term on the first mortgage on the multi-family or mixed-use property. After the first five years, a payment of both principal and interest is required. Interest rates and payments on our equity lines of credit are indexed to the prime rate as published in *The Wall Street Journal* and adjusted as the prime rate changes. Interest rate adjustments on equity lines of credit are limited to a specified maximum percentage over the initial interest rate.

Commercial Loans. Continuing our plan to diversify our portfolio, both geographically and by product type, in March 2007 we hired two individuals with significant commercial bank lending experience, a senior lending officer and a commercial underwriter, for our new commercial lending department. Interest rates and payments on our commercial loans are typically indexed to the prime rate as published in the *Wall Street Journal* and adjusted as the prime rate changes. Our commercial loan portfolio increased from $23.9 million of commercial loans committed with $10.4 million drawn at December 31, 2009 to $28.9 million of commercial loans committed with $12.1 million drawn at December 31, 2010.

At December 31, 2010, the largest commercial loan and the largest outstanding commercial loan was a line of credit totaling $4.0 million, with a $3.6 million outstanding balance and a remaining available line of credit of $389,000. This loan is secured by the assets of a construction business located in Pleasantville, New York.

At December 31, 2010, the largest outstanding commercial loan relationship with one borrower was comprised of two lines of credit totaling $5.0 million, with outstanding balances totaling $1.8 million and remaining available lines of credit totaling $3.2 million. The lines of credit serve as a warehousing line of credit for a Small Business Administration guaranteed loan originator located in New York City and are secured by these Small Business Administration loans.

All the aforementioned commercial loans were performing according to their terms at December 31, 2010.

Construction Loans. Historically, we have purchased participation interests in loans to finance the construction of multi-family, mixed-use and non-residential buildings. We perform our own underwriting analysis on each of our participation interests before purchasing such loans. Construction loans are typically for twelve to twenty-four month terms and pay interest only during that period. All construction loans are underwritten as if they will be rental properties and must meet our normal debt service and loan to value ratio requirements on an as completed basis. The outstanding balance of construction loan participation interests purchased totaled $12.9 million at December 31, 2010. Due to current market conditions, we discontinued purchasing participation interests in construction loans effective the first quarter of 2009.

At December 31, 2010, the largest outstanding construction loan participation consisted of four loans with an aggregate outstanding balance of $7.5 million (net of loans in process of $85,000) for a total potential exposure of $7.6 million. This balance represents our 25% participation ownership of the loans. These loans are secured by a hotel. As of December 31, 2010, the loans were delinquent and in process of foreclosure. See Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for additional discussion on our nonaccrual loans.

Consumer Loans. We offer loans secured by savings accounts or certificates of deposit (share loans) and overdraft protection for checking accounts which is linked to statement savings accounts and has the ability to transfer funds from the statement savings account to the checking account when needed to cover overdrafts. At December 31, 2010, our portfolio of consumer loans was $63,000, or 0.02% of total loans.

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, the increased payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate loans help make our loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the lifetime interest rate adjustment limits.

Multi-family, Mixed-use and Non-residential Real Estate Loans. Loans secured by multi-family, mixed-use and non-residential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family, mixed-use and non-residential real estate lending is the current and potential cash flow of the property and the borrower's demonstrated ability to operate that type of property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income producing properties, we require borrowers to provide annual financial statements for all multi-family, mixed-use and non-residential real estate loans. In reaching a decision on whether to make a multi-family, mixed-use or non-residential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to non-residential real estate properties, we also consider the term of the lease and the quality of the tenants. An appraisal of the real estate used as collateral for the real estate loan is also obtained as part of the underwriting process. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings after subtracting all operating expenses to debt service payments) of at least 1.30x. In underwriting these loans, we take into account projected increases in interest rates in determining whether a loan meets our debt service coverage ratios at the higher interest rate under the adjustable rate mortgage. Environmental surveys and property inspections are utilized for all loans.

Commercial Loans. Unlike residential mortgage loans, which are generally made on the basis of a borrower's ability to make repayment from the operation and cash flow from the real property whose value tends to be more ascertainable, commercial loans are of higher risk and tend to be made on the basis of a borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Construction Loans. In past years, we had purchased participation interests in loans to finance the construction of multi-family, mixed-use and non-residential buildings. Due to market conditions, we discontinued purchasing participation interests in construction loans effective the first quarter of 2009. Construction financing affords us the opportunity to achieve higher interest rates and fees with shorter terms to maturity than does residential mortgage loans. However, construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate due to (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. We have sought to minimize this risk by limiting the amount of construction loan participation interests outstanding at any time and by spreading the participations among multi-family, mixed-use and non-residential projects. We perform our own underwriting analysis on each of our construction loan participation interests before purchasing such loans and therefore believe there is no greater risk of default on these obligations than on a construction loan originated by the Bank. See *"Mortgage and Construction Loan Originations and Participations"* below.

Consumer Loans. Because the only consumer loans we offer are secured by passbook savings accounts, certificates of deposit accounts or statement savings accounts, we do not believe these loans represent a risk of loss to the Bank.

Mortgage and Construction Loan Originations and Participations. Our mortgage loan originations come from a number of sources. The primary source of mortgage loan originations are referrals from brokers, existing customers, advertising and personal contacts by our loan officers. Over the years, we have developed working relationships with many mortgage brokers in our lending territory. Under the terms of the agreements with such brokers, the brokers refer potential loans to us. The loans are underwritten and approved by us utilizing our underwriting policies and standards. The mortgage brokers typically receive a fee from the borrower upon the funding of the loans by us. Historically, mortgage brokers have been the source of the majority of the multi-family, mixed-use and non-residential real estate loans originated by us. We generally retain for our portfolio all of the loans that we originate.

During 2010, we continued our policy of not purchasing participation interests in loans to finance the construction of multi-family, mixed-use and non-residential properties. Consequently, the outstanding balance of the construction loan participation interests purchased decreased to $12.9 million at December 31, 2010. We perform our own underwriting analysis on each of our participation interests before purchasing such loans and therefore believe there is no greater risk of default on these obligations. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings, all of which are reviewed and approved in advance of any participation transaction. We review all of the documentation relating to any loan in which we participate, including annual financial statements provided by a borrower. Additionally, we receive monthly statements on the loan from the lead lender.

Commercial Loan Originations. We originate commercial loans from contacts made by our commercial loan officer. Our commercial lending department does not utilize the services of loan brokers.

The Bank will consider granting credit to commercial and industrial businesses located within our lending area, which is defined as the Northeastern United States. The Bank will consider the credit needs of businesses located in our lending area if we can effectively service the credit and if the customer has a strong financial position.

We will consider loans to small businesses with revenues normally not to exceed $65.0 million. The small business may be one that manufactures wholesale or retail products and/or services. Generally, we will consider loans to small businesses such as: retail sales and services, such as grocery, restaurants, clothing, furniture, appliances, hardware, automotive parts, automobiles and trucks; wholesale businesses, such as automotive parts and industrial parts and equipment; manufacturing businesses, such as tool and die shops and commercial manufacturers and contractors with strong financials and well-known principals.

Mortgage and Construction Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board has granted the "Loan Committee" (which is comprised of the chief executive officer, chief financial officer and chief mortgage officer) with loan approval authority for mortgage loans up to $2.0 million. Mortgage loans in amounts greater than $2.0 million must be approved by the Loan Committee and a majority of the non-employee directors. At each monthly meeting of the board of directors, the board ratifies all commitments issued, regardless of size.

Commercial Loan Approval Procedures and Authority. Our commercial lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board has granted the "Commercial Loan Committee" (which is comprised of the chief executive officer, chief financial officer, chief mortgage officer, and commercial loan underwriter) with loan approval authority for commercial loans up to $2.0 million. Loans in amounts greater than $2.0 million, in addition to being approved by the Commercial Loan Committee, must be approved by a majority of the non-employee directors. At each monthly meeting of the board of directors, the board ratifies all commitments issued, regardless of size.

Loan Commitments. We issue commitments for adjustable-rate loans conditioned upon the occurrence of certain events. Commitments to originate adjustable-rate loans are legally binding agreements to lend to our customers. Generally, our adjustable-rate loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and municipal governments, deposits at the Federal Home Loan Bank of New York and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in mutual funds. While we have the authority under applicable law to invest in derivative securities, we had no investments in derivative securities at December 31, 2010.

At December 31, 2010, our securities and short-term investments totaled $66.9 million and consisted primarily of $42.0 million in interest earning deposits with the Federal Home Loan Bank of New York, $15.4 million in mortgage-backed securities issued primarily by Fannie Mae, Freddie Mac and Ginnie Mae, $4.6 million in collateralized mortgage obligations issued primarily by Fannie Mae, Freddie Mac and Ginnie Mae, $3.0 million in short-term certificates of deposits at other financial institutions, and $1.9 million in Federal Home Loan Bank of New York stock. At December 31, 2010, we had no investments in callable securities.

Our investment management policy is designed to provide adequate liquidity to meet any reasonable decline in deposits and any anticipated increase in the loan portfolio through conversion of secondary reserves to cash and to provide safety of principal and interest through investment in securities under limitations and restrictions prescribed in banking regulations. Consistent with liquidity and safety requirements, our policy is designed to generate a significant amount of stable income and to provide collateral for advances and repurchase agreements. The policy is also designed to serve as a counter-cyclical balance to earnings in that the investment portfolio will absorb funds when loan demand is low and will infuse funds when loan demand is high.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Except for certificates of deposit previously obtained through two nationwide listing services, as described below, substantially all of our depositors are residents of the States of New York and Massachusetts. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposits principally consist of interest-bearing demand accounts (such as NOW and money market accounts), regular savings accounts, noninterest-bearing demand accounts (such as checking accounts) and certificates of deposit. At December 31, 2010, we did not utilize brokered deposits. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, maturity matching deposit and loan products, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates and to be in the lower to middle of the market for rates on all types of deposit products.

Our deposits are typically obtained from customers residing in or working in the communities in which our branch offices are located, and we rely on our long-standing relationships with our customers and competitive interest rates to retain these deposits. In the future, as we open new branches in other states, we expect our deposits will also be obtained from those states. We may also, in the future, utilize our website to attract deposits.

During 2009, we discontinued our policy of offering non-brokered certificates of deposit through two nationwide certificate of deposit listing services. Prior to that time, certificates of deposit under these listing services were accepted from banks, credit unions, non-profit organizations and certain corporations in amounts greater than $75,000 and less than $100,000.

Borrowings. We may utilize advances from the Federal Home Loan Bank of New York to supplement our supply of investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness.

Investment Advisory and Financial Planning Activities

In November 2007, Northeast Community Bank purchased for $2.0 million the operating assets of Hayden Financial Group, LLC. The Bank formed a Division within the Bank known as Hayden Wealth Management Group, and the Division offers investment advisory and financial planning services through a networking arrangement with a registered broker-dealer and investment advisor.

Hayden Wealth Management Group performs a wide range of financial planning and investment advisory services based on the needs of a diversified client base including, but not limited to: wealth management based on a clients' time dimension, risk aversion/tolerance, value system and specific purposes of a portfolio; transition planning from one career to another, especially the transition to retirement; conducting risk assessment and management on issues related to various kinds of insurance covered contingencies; and providing assistance relating to the ultimate disposition of assets. In this capacity, Hayden Wealth Management Group coordinates with estate planning attorneys as needed.

Personnel

As of December 31, 2010, we had 84 full-time employees and 5 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Legal Proceedings

From time to time, we may be party to various legal proceedings incident to our business. At December 31, 2010, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiaries

Northeast Community Bancorp's only subsidiary is Northeast Community Bank. The Bank has one wholly owned subsidiary, New England Commercial Properties LLC, a New York limited liability company. New England Commercial Properties was formed in October 2007 to facilitate the purchase or lease of real property by the Bank and to hold real estate owned acquired by the Bank through foreclosure or deed-in-lieu of foreclosure. As of December 31, 2010, New England Commercial Properties, LLC had no assets other than title to a foreclosed multi-family property located in Newark, New Jersey and a foreclosed multi-family property located in Herkimer, New York.

REGULATION AND SUPERVISION

General

Northeast Community Bank, as an insured federal savings association, is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposits insurer. Northeast Community Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Northeast Community Bank must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate Northeast Community Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Northeast Community Bancorp, Northeast Community Bancorp, MHC and Northeast Community Bank and their operations.

Northeast Community Bancorp and Northeast Community Bancorp, MHC, as savings and loan holding companies, are required to file certain reports with, are subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision. Northeast Community Bancorp also is subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

The Dodd-Frank Act, signed by the President on July 21, 2010, provides for the regulation and supervision of federal savings associations like Northeast Community Bank to be transferred to the Office of the Comptroller of the Currency, the agency that regulates national banks. The Office of the Comptroller of the Currency will assume primary responsibility for implementing and enforcing many of the laws and regulations applicable to federal savings associations. The transfer will occur over a transition period of up to one year from the July 21, 2010 effective date of the Dodd-Frank Act, subject to a possible six month extension. At the same time, the responsibility for supervising savings and loan holding companies like Northeast Community Bancorp, MHC and Northeast Community Bancorp will be transferred to the Federal Reserve Board. The Dodd-Frank Act also provides for the creation of a new agency, the Consumer Financial Protection Bureau, as an independent bureau of the Federal Reserve Board, to take over the implementation of federal consumer financial protection and fair lending laws from the depository institution regulators. However, institutions of $10 billion or fewer in assets will continue to be examined for compliance with such laws and regulations by, and subject to the enforcement authority of, the prudential regulator rather than the Consumer Financial Protection Bureau. Many of the provisions of the Dodd-Frank Act require the issuance of regulations before their impact on operations can be fully assessed by management. However, there is a significant possibility that the Dodd-Frank Act will, at a minimum, result in increased regulatory burden and compliance costs for Northeast Community Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC.

Certain of the regulatory requirements that are applicable to Northeast Community Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Northeast Community Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of Federal Savings Associations

Business Activities. Federal law and regulations govern the activities of federal savings banks, such as Northeast Community Bank. These laws and regulations delineate the nature and extent of the business activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

The Dodd-Frank Act authorizes depository institutions to pay interest on demand deposits effective July 31, 2011. Depending upon competitive responses, that change could have an adverse impact on Northeast Community Bank's interest expense.

Capital Requirements. The Office of Thrift Supervision's capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital, less certain specified deductions from total capital such as reciprocal holdings of depository institution capital, instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary (Tier 2) capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2010, Northeast Community Bank exceeded each of these capital requirements.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." An institution must file a capital restoration plan with the Office of Thrift Supervision within 45 days of the date it receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. "Significantly undercapitalized" and "critically undercapitalized" institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2010, Northeast Community Bank met the criteria for being considered "well-capitalized."

Community Reinvestment Act and Fair Lending Laws. All savings associations have a responsibility under the Community Reinvestment Act and related regulations of the Office of Thrift Supervision to help meet the credit needs of their communities, including low and moderate-income neighborhoods. In connection with its examination of a federal savings association, the Office of Thrift Supervision is required to assess the association's record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An association's failure to comply with the provisions of the Community Reinvestment Act could result in denial of certain corporate applications, such as branches or mergers, or restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of Thrift Supervision, as well as other Federal regulatory agencies and the Department of Justice. The Bank received an "Outstanding" Community Reinvestment Act rating in its most recent Federal examination.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness in various areas such as internal controls and information systems, internal audit, loan documentation and credit underwriting, interest rate exposure, asset growth and quality, earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to stockholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Northeast Community Bank, it is a subsidiary of a holding company. If Northeast Community Bank's capital were ever to fall below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily multi-family residential mortgages and related investments, including certain mortgage-backed securities but also including education, credit card and small business loans) in at least 9 months out of each 12 month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions. The Dodd-Frank Act also made noncompliance with the qualified thrift lender test subject to agency enforcement action as a violation of law. As of December 31, 2010, Northeast Community Bank maintained 90.7% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Transactions with Related Parties. Federal law permits Northeast Community Bank to lend to, and engage in certain other transactions with (collectively, "covered transactions"), "affiliates" (i.e., generally, any company that controls or is under common control with an institution), including Northeast Community Bancorp and Northeast Community Bancorp, MHC and their other subsidiaries. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act generally prohibits loans by Northeast Community Bancorp to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Northeast Community Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Northeast Community Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Northeast Community Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. Loans to executive officers are subject to additional limitations based on the type of loan involved.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Northeast Community Bank's capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

The Office of the Comptroller of the Currency will assume primary enforcement authority over federal savings associations pursuant to the Dodd-Frank Act regulatory restructuring.

Office of Thrift Supervision Assessments. Federal savings banks are required to pay assessments to the Office of Thrift Supervision to fund its operations. The general assessments, paid on a semi-annual basis, are based upon the savings institution's total assets, including consolidated subsidiaries, financial condition and complexity of its portfolio. The Office of Thrift Supervision assessments paid by Northeast Community Bank for the year ended December 31, 2010 totaled $125,000. The Office of the Comptroller of the Currency, which will succeed the Office of Thrift Supervision, is similarly funded through assessments on regulated institutions.

Insurance of Deposit Accounts. Northeast Community Bank's deposits are insured up to applicable limits, which have been increased to $250,000 per depositor, by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation.

Under the Federal Deposit Insurance Corporation's existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. Effective April 1, 2009, assessment rates range from seven to 77.5 basis points. The Dodd-Frank Act requires the Federal Deposit Insurance Corporation to amend its assessment procedures to base assessments on total assets less tangible equity rather than deposits. The Federal Deposit Insurance Corporation has recently issued a proposed rule that, if finalized, would implement the change during the second quarter of 2011. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Federal Deposit Insurance Corporation imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The Federal Deposit Insurance Corporation provided for similar assessments during the final two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the Federal Deposit Insurance Corporation required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 31, 2009. As of June 30, 2010, and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to difficult economic conditions, deposit insurance per account owner was recently raised to $250,000. That change was made permanent by the Dodd-Frank Act. In addition, the Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, non-interest bearing transaction accounts (defined to include IOLTA and certain NOW accounts) would receive unlimited insurance coverage until December 31, 2010 and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and June 30, 2010 would be guaranteed by the Federal Deposit Insurance Corporation through June 30, 2012, or in some cases, December 31, 2012. Northeast Community Bank participates in the unlimited non-interest bearing transaction account coverage and Northeast Community Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC opted not to participate in the unsecured debt guarantee program. The Dodd-

Frank Act extends the unlimited coverage for certain non-interest bearing transaction accounts through December 31, 2012.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the four quarters ended December 31, 2010 averaged 1.04 basis points of assessable deposits.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Federal Deposit Insurance Corporation must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the Federal Deposit Insurance Corporation.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Northeast Community Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of Northeast Community Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Home Loan Bank System. Northeast Community Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Northeast Community Bank, as a member of the Federal Home Loan Bank of New York, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Northeast Community Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2010 of $1.9 million. Federal Home Loan Bank advances must be secured by specified types of collateral.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements, as well as general financial results, could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, our net interest income would likely also be reduced.

Federal Reserve System. The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). For 2010, the regulations generally provided that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $55.2 million; a 10% reserve ratio is applied above $55.2 million. The first $10.7 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually and, for 2011, require a 3% ratio for up to $58.8 million and an exception of $10.7 million. Northeast Community Bank complies with the foregoing requirements.

Holding Company Regulation

General. Northeast Community Bancorp and Northeast Community Bancorp, MHC are savings and loan holding companies within the meaning of federal law. As such, they are registered with the Office of Thrift Supervision and are subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the Office of Thrift Supervision has enforcement authority over Northeast Community Bancorp and Northeast Community Bancorp,

MHC and their non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to Northeast Community Bank.

As part of the Dodd-Frank Act regulatory restructuring, the responsibilities of the Office of Thrift Supervision as to savings and loan holding companies are being transferred to the Federal Reserve Board. The Federal Reserve Board is the agency that regulates bank holding companies. The transfer will occur one year from the July 21, 2010 effective date of the Dodd-Frank Act subject to a possible six month extension.

Restrictions Applicable to Mutual Holding Companies. According to federal law and Office of Thrift Supervision regulations, a mutual holding company, such as Northeast Community Bancorp, MHC, may generally engage in the following activities: (1) investing in the stock of a bank; (2) acquiring a mutual association through the merger of such association into a bank subsidiary of such holding company or an interim bank subsidiary of such holding company; (3) merging with or acquiring another holding company, one of whose subsidiaries is a bank; and (4) any activity approved by the Federal Reserve Board for a bank holding company or financial holding company or previously approved by Office of Thrift Supervision for multiple savings and loan holding companies. In addition, mutual holding companies may engage in activities permitted for financial holding companies. Financial holding companies may engage in a broad array of financial service activities including insurance and securities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from directly or indirectly, or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or its holding company, without prior written approval of the Office of Thrift Supervision. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law, or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings associations, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings association in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Stock Holding Company Subsidiary Regulation. The Office of Thrift Supervision has adopted regulations governing the two-tier mutual holding company form of organization and subsidiary stock holding companies that are controlled by mutual holding companies. Northeast Community Bancorp is the stock holding company subsidiary of Northeast Community Bancorp, MHC. Northeast Community Bancorp is permitted to engage in activities that are permitted for Northeast Community Bancorp, MHC subject to the same restrictions and conditions.

Capital Requirements. Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. There is a five year transition period from the July 21, 2010 date of enactment of the Dodd-Frank Act before the capital requirements will apply to savings and loan holding companies. The Dodd-Frank Act also requires the Federal Reserve Board to promulgate regulations implementing the "source of strength" policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Waivers of Dividends by Northeast Community Bancorp, MHC. Office of Thrift Supervision regulations require Northeast Community Bancorp, MHC to notify the Office of Thrift Supervision if it proposes to waive receipt of dividends from Northeast Community Bancorp. The Office of Thrift Supervision reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to any such waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. Northeast Community Bancorp, MHC has waived receipt of all dividends from Northeast Community Bancorp in prior years and in 2010.

The Dodd-Frank Act addressed the issue of dividend waivers in the context of the transfer of the supervision of savings and loan holding companies to the Federal Reserve Board. The Dodd-Frank Act specified that dividends may be waived if certain conditions are met, including that the Federal Reserve Board does not object after being given written notice of the dividend and proposed waiver. The Dodd-Frank Act indicates that the Federal Reserve Board may not object to such a waiver (i) if the mutual holding company involved has, prior to December 1, 2009, reorganized into a mutual holding company structure, engaged in a minority stock offering and waived dividends; (ii) the board of directors of the mutual holding company expressly determines that a waiver of the dividend is consistent with its fiduciary duties to members; and (iii) the waiver would not be detrimental to the safe and sound operation of the savings association subsidiaries of the holding company. The Federal Reserve has not previously permitted dividend waivers by mutual bank holding companies and may object to dividend waivers involving mutual savings and loan holding companies, notwithstanding the referenced language in the Dodd-Frank Act.

Conversion of Northeast Community Bancorp, MHC to Stock Form. Office of Thrift Supervision regulations permit Northeast Community Bancorp, MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the board of directors has no current intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Northeast Community Bancorp, Northeast Community Bancorp, MHC's corporate existence would end, and certain depositors of Northeast Community Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Northeast Community Bancorp, MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio designed to ensure that stockholders other than Northeast Community Bancorp, MHC own the same percentage of common stock in the new holding company as they owned in Northeast Community Bancorp immediately before conversion. The total number of shares held by stockholders other than Northeast Community Bancorp, MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. An acquisition of "control" can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Future Legislation. Various legislation affecting financial institutions and the financial industry is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the Company and its subsidiaries in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of the Company or any of its subsidiaries. With the recent enactments of the Dodd-Frank Act, the nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time.

Federal Securities Laws

Northeast Community Bancorp's common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Northeast Community Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Board of Directors annually elects the executive officers of Northeast Community Bancorp, MHC, Northeast Community Bancorp and Northeast Community Bank, who serve at the Board's discretion. Our executive officers are:

Name	Position
Kenneth A. Martinek	President and Chief Executive Officer of the MHC, the Company and the Bank
Salvatore Randazzo	Executive Vice President, Chief Operating Officer and Chief Financial Officer of the MHC, the Company and the Bank

ITEM 1A. RISK FACTORS

Changes in interest rates may have a negative impact on earnings and asset values.

Our net interest income is the interest we earn on loans and investment less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Interest Rate Risk Management.*"

Our recent emphasis on multi-family residential, mixed-use and non-residential real estate lending and our recent expansion into commercial lending and participation in construction loans could expose us to increased lending risks.

Our primary business strategy centers on continuing our emphasis on multi-family and mixed-use real estate loans. We have grown our loan portfolio in recent years with respect to these types of loans and intend to continue to emphasize these types of lending. At December 31, 2010, $346.2 million, or 93.2%, of our loan portfolio consisted of multi-family residential, mixed-use and non-residential real estate loans. As a result, our credit risk profile will be higher than traditional thrift institutions that have higher concentrations of one- to four-family residential loans.

Loans secured by multi-family, mixed-use and non-residential real estate generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the underlying property. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Accordingly, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a one-to-four family residential mortgage loan. We seek to minimize these risks through our underwriting policies, which require such loans to be qualified on the basis of the property's net income and debt service ratio; however, there is no assurance that our underwriting policies will protect us from credit-related losses.

As with loans secured by multi-family, mixed-use and non-residential real estate, commercial loans tend to be of higher risk than one- to four-family residential mortgage loans. We seek to minimize the risks involved in commercial lending by underwriting such loans on the basis of the cash flows produced by the business; by requiring that such loans be collateralized by various business assets, including inventory, equipment, and accounts receivable, among others; and by requiring personal guarantees, whenever possible. However, the capacity of a borrower to repay a commercial loan is substantially dependent on the degree to which his or her business is successful. In addition, the collateral underlying such loans may depreciate over time, may not be conducive to appraisal, or may fluctuate in value, based upon the business' results. At December 31, 2010, $12.1 million, or 3.3%, of our loan portfolio consisted of commercial loans.

Our participation interests in construction loans present a greater level of risk than loans secured by improved, occupied real estate due to: (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. We have sought to minimize this risk by limiting the amount of construction loan participation interests outstanding at any time and spreading the participations between multi-family, mixed-use and non-residential projects. At December 31, 2010, the outstanding balance of our construction loan participation interests totaled $12.9 million, or 3.5% of our total loan portfolio. We currently do not participate in construction loans.

Our strategy of controlling commercial loan growth may have a negative effect on our earnings.

At December 31, 2010, our construction loan portfolio, commercial loan portfolio, mixed-use loan portfolio and multi-family loan portfolio amounted to 72.9% of Northeast Community Bank's total risked-based capital at that date. We intend to maintain our multi-family loan, and commercial business loan portfolios, as a percentage of total risked-based capital, at approximately the same percentage level as at December 31, 2010, but reduce the percentage of construction and non-residential real estate loans. Non-residential loans generally have higher yields than other types of loans. Our controlled growth strategy, or any change in strategy that makes it more stringent, may have a negative effect on our earnings.

A continuation or worsening of economic conditions could continue to increase our level of nonperforming loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and in our market area in particular. The national economy has recently experienced a recession, with rising unemployment and foreclosure levels, declines in real estate values and an erosion in consumer confidence. A continuation of these or other events that adversely affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. A prolonged or more severe downturn in the economies in which we operate could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would hurt our earnings. The economic downturn could also result in reduced demand for credit or fee-based products and services, which would negatively impact our revenues.

Our non-performing assets have increased significantly and expose us to increased risk of loss, which may negatively affect our earnings.

Our non-performing assets have increased in the past few years as a result of the economic recession. At December 31, 2010, we had total non-performing assets of $22.7 million, or 4.9% of total assets, a $2.0 million increase from December 31, 2009 and a $18.7 million increase from December 31, 2008. Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or investments or on real estate owned. We must reserve for probable losses, which are established through a current period charge to income in the provision for loan losses, and from time to time, write down the value of properties in our other real estate owned portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned. Further, the resolution of non-performing assets requires the active involvement of management, which can distract us from the overall supervision of operations and other income-producing activities of Northeast Community Bank. Finally, if our estimate of the allowance for loan losses is inadequate, we will have to increase the allowance accordingly. At December 31, 2010, our allowance for loan losses amounted to 2.1% of total loans outstanding and 35.1% of nonperforming loans.

Our expanded lending territory could expose us to increased lending risks.

Our lending territory includes New York, Massachusetts, New Jersey, Connecticut and Pennsylvania. Our Wellesley, Massachusetts loan production office was relocated to Danvers, Massachusetts in March 2009. We opened a full service branch at this location and another full service branch in Plymouth, Massachusetts during the second quarter of 2009. In 2010, approximately 9.1% of our total loan originations were outside the state of New York. While we have over seventy-five years of experience in multi-family and mixed-use real estate lending in the New York metropolitan area and have significant expertise in non-residential real estate lending, our experience in our expanded lending territory is more limited. We have experienced loan officers throughout our lending area and we apply the same underwriting standards to all of our loans, regardless of their location. However, there is no assurance that our loss experience in the New York metropolitan area will be the same in our expanded lending territory. Because we only recently increased the number of out-of-state real estate loans in our portfolio, the lack of delinquencies and defaults in our loan portfolio over the past five years might not be representative of the level of delinquencies and defaults that could occur as we continue to expand our real estate loan originations outside of the New York metropolitan area.

Our allowance for loan losses may be inadequate, which could hurt our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. Our allowance for loan losses amounted to 2.1% of total loans outstanding and 35.1% of nonperforming loans at December 31, 2010. Our allowance for loan losses at December 31, 2010 may not be sufficient to cover future loan losses. A large loss or series of losses could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

In addition, bank regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance. Any increase in our allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on our financial condition and results of operations. Please see "*Allowance for Loan Losses*" under "*Critical Accounting Policies*" in Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations,*" for a discussion of the procedures we follow in establishing our loan loss allowance.

Strong competition within our primary market area and our lending territory could hurt our profits and slow growth.

We face intense competition both in making loans in our lending territory and attracting deposits in our primary market area. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2010, the most recent date for which information is available from the Federal Deposit Insurance Corporation, we held approximately 0.03% of the deposits in Kings and New York counties, New York, approximately 0.64% and 0.08% of the deposits in Bronx and Westchester Counties, New York, respectively, and 0.27% and 0.96% of the deposits in Essex and Plymouth Counties, Massachusetts, respectively. Competition also makes it more difficult to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our primary market area and our lending territory.

The market price of our common stock may be materially adversely affected by market volatility.

Many publicly traded financial services companies have recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of such companies. We may experience market fluctuations that are not directly related to our operating performance but are influenced by the market's perception of the state of the financial services industry in general and, in particular, the market's assessment of general credit quality conditions, including default and foreclosure rates in the industry.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $205,000. In lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $1.5 million. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

Turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global financial markets experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a negative impact on the industry. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have implemented programs intended to improve general economic conditions. The U.S. Department of the Treasury created the Capital Purchase Program under the Troubled Asset Relief Program, pursuant to which the Treasury Department provided additional capital to participating financial institutions through the purchase of preferred stock or other securities. Other measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions to their previous levels and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including Northeast Community Bancorp, Inc., are numerous and include (1) worsening credit quality, leading among other things to increases in loan losses and reserves, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in asset values, (3) capital and liquidity concerns regarding financial institutions generally, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (5) recessionary conditions that are deeper or last longer than currently anticipated.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Northeast Community Bancorp, MHC, Northeast Community Bancorp and Northeast Community Bank are all subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Northeast Community Bank rather than for holders of Northeast Community Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Recently enacted financial regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law the Dodd-Frank Act. The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision, which currently regulates Northeast Community Bank, will be merged into the Office of the Comptroller of the Currency, which regulates national banks, effective July 21, 2011. Savings and loan holding companies, including Northeast Community Bancorp, will be regulated by the Board of Governors of the Federal Reserve System. Also included is the creation of a new federal agency to administer consumer protection and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions will be reduced as well and State Attorneys General will have greater authority to bring a suit against a federally chartered institution, such as Northeast Community Bank, for violations of certain state and federal consumer protection laws. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in Northeast Community Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies recently have begun to take stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the current economic crisis. These actions include the entering into of written agreements and cease and desist orders that place certain limitations on their operations. Federal bank regulators recently have also been using with more frequency their ability to impose individual minimal capital requirements on banks, which requirements may be higher than those imposed under the Dodd-Frank Act or which would otherwise qualify the bank as being "well capitalized" under the Federal Deposit Insurance Corporation's prompt corrective action regulations. If Northeast Community Bancorp or Northeast Community Bank were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on their ability to execute their business plans, as well as their ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in their operations. See *"Regulation and Supervision – Federal Banking Regulation – Capital Requirements"* for a discussion of regulatory capital requirements.

Northeast Community Bancorp, MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may like.

Northeast Community Bancorp, MHC, owns a majority of Northeast Community Bancorp's common stock and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage Northeast Community Bancorp and Northeast Community Bank also manage Northeast Community Bancorp, MHC. As a federally chartered mutual holding company, the board of directors of Northeast Community Bancorp, MHC must ensure that the interests of depositors of Northeast Community Bank are represented and considered in matters put to a vote of stockholders of Northeast Community Bancorp. Therefore, the votes cast by Northeast Community Bancorp, MHC may not be in your personal best interests as a stockholder. For example, Northeast Community Bancorp, MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Northeast Community Bancorp. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Northeast Community Bancorp, MHC. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

The Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Northeast Community Bancorp, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office, six other full-service branch offices, and our investment advisory and financial planning services office located in Westport, Connecticut. The following table sets forth certain information relating to these facilities as of December 31, 2010.

Location	Year Opened	Date of Lease Expiration	Owned/ Leased	Net Book Value
		(Dollars in thousands)		
Corporate Headquarters and Main Office:				
325 Hamilton Avenue White Plains, New York 10601	1994	N/A	Owned	$ 1,084
Branch Offices:				
1470 First Avenue New York, NY 10021(1)	2006	04/30/2011	Leased	30
590 East 187th Street Bronx, New York 10458	1972	N/A	Owned	545
242 West 23rd Street (2) New York, NY 10011	1996	N/A	Owned/Leased	867
1751 Second Avenue New York, NY 10128	1978	09/30/2015	Leased	21
87 Elm Street Danvers, MA 01923	2009	N/A	Owned	1,392
8 No. Park Avenue Plymouth, MA 02360	2009	N/A	Owned	1,834
Other Properties:				
1353-55 First Avenue New York, NY 10021(3)	1946	2109	Leased	-
830 Post Road East Westport, Connecticut 06880	2007	07/31/2015	Leased	-

(1) The Bank has temporarily relocated its branch office at 1353-55 First Avenue to this property due to the sale and renovation of the building located at 1353-55 First Avenue. See footnote 3 below.

(2) This property is owned by us, but is subject to a 99 year land lease, the term of which expires in 2084.

(3) In June 2007, the Bank sold this building and temporarily relocated its branch office located at 1353-55 First Avenue to 1470 First Avenue, New York, New York, while 1353-55 First Avenue is being renovated. On June 30, 2007, the Bank entered into a 99 year lease agreement for office space on the first floor of the building at 1353-55 First Avenue so that the Bank may continue to operate a branch office at this location after the building has been renovated. The lease will commence upon completion of construction at 1353-55 First Avenue.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings

From time to time, we may be party to various legal proceedings incident to our business. At December 31, 2010, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. [RESERVED AND REMOVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the Nasdaq Global Market ("NASDAQ") under the trading symbol "NECB." The following table sets forth the high and low sales prices of the common stock, as reported by NASDAQ, and the dividends declared by the Company during each quarter of the two most recent fiscal years. See Item 1, *"Business—Regulation and Supervision—Regulation of Federal Savings Institutions—Limitation on Capital Distributions"* and Note 2 in the Notes to the Consolidated Financial Statements for more information relating to restrictions on dividends.

	Dividends	High	Low
2010:			
First Quarter	$ 0.03	$ 7.25	$ 5.52
Second Quarter	0.03	7.50	4.68
Third Quarter	0.03	6.40	4.40
Fourth Quarter	0.03	6.25	5.55
2009:			
First Quarter	$ 0.03	$ 8.14	$ 6.85
Second Quarter	0.03	9.49	7.05
Third Quarter	0.03	9.00	6.60
Fourth Quarter	0.03	7.52	6.10

Northeast Community Bancorp, MHC, the Company's majority stockholder, has waived receipt of all dividends declared by the Company. During 2010, the aggregate amount of dividends waived was $873,000. On a cumulative basis, $3,055,000 of such dividends have been waived through December 31, 2010.

As of February 28, 2011, there were approximately 292 holders of record of the Company's common stock.

Purchases of Equity Securities

The following table presents information regarding the Company's stock repurchases during the three months ended December 31, 2010.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31	7,300	$ 5.99	7,300	204,863
November 1 to November 30	5,100	6.04	5,100	199,763
December 1 to December 31	12,400	5.93	12,400	187,363
Total	24,800	$ 5.97	24,800	187,363

On July 22, 2010, the Company announced that its Board of Directors approved the repurchase for up to 297,563 shares of the Company's common stock held by persons other than the MHC.

ITEM 6. SELECTED FINANCIAL DATA

	At or For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)				
Financial Condition Data:					
Total assets	$ 466,008	$ 527,276	$ 424,228	$ 343,895	$ 288,417
Cash and cash equivalents	44,453	88,718	36,534	39,146	36,749
Securities held to maturity	19,858	11,845	2,078	2,875	27,455
Securities available for sale	162	176	182	320	355
Loans receivable, net	364,798	386,266	363,616	283,133	201,306
Bank owned life insurance	16,145	10,522	8,902	8,515	8,154
Deposits	326,830	379,518	261,430	225,978	188,592
Federal Home Loan Bank advances	25,000	35,000	40,000	–	–
Total stockholders' equity	108,139	107,448	110,502	108,829	96,751
Operating Data:					
Interest income	$ 24,642	$ 24,373	$ 21,947	$ 17,602	$ 15,348
Interest expense	8,435	10,092	8,550	5,918	4,493
Net interest income	16,207	14,281	13,397	11,684	10,855
Provision for loan losses	3,487	7,314	411	338	–
Net interest income after provision for loan losses	12,720	6,967	12,986	11,346	10,855
Gain (loss) on sale of premises and equipment	1,924	–	–	18,962	(5)
Noninterest income	1,718	1,498	1,794	805	624
Noninterest expenses	13,590	13,893	11,500	9,826	8,870
Income (loss) before provision for income taxes	2,772	(5,428)	3,280	21,287	2,604
Provision for income taxes (benefit)	904	(2,812)	1,178	9,150	1,046
Net income (loss)	$ 1,868	$ (2,616)	$ 2,102	$ 12,137	$ 1,558
Net income (loss) per share – basic and diluted (1)	$ 0.15	$ (0.20)	$ 0.16	$ 0.95	$ 0.06
Dividends declared per share	$ 0.12	$ 0.12	$ 0.12	$ 0.06	$ –

(1) The Company completed its initial public stock offering on July 5, 2006.

	At or For the Year Ended December 31,				
	2010	2009	2008	2007	2006
Performance Ratios:					
Return on average assets (1)	0.37%	(0.54)%	0.54%	3.94%	0.57%
Return on average equity (1)	1.72	(2.37)	1.91	11.70	2.24
Interest rate spread (2)	2.96	2.49	2.73	3.13	3.65
Net interest margin (3)	3.39	3.08	3.63	4.09	4.24
Noninterest expense to average assets	2.67	2.86	2.96	3.19	3.26
Efficiency ratio (1) (4)	68.47	88.05	75.70	31.24	77.31
Average interest-earning assets to average interest-bearing liabilities	124.48	127.33	138.82	146.61	133.99
Average equity to average assets	21.30	22.77	28.35	33.67	25.57
Capital Ratios - Bank:					
Tangible capital	18.41	16.01	19.45	24.18	25.46
Core capital	18.41	16.01	19.45	24.18	25.46
Total risk-based capital	29.84	27.70	30.65	37.50	44.58
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	2.06	1.72	0.51	0.53	0.60
Allowance for loan losses as a percent of nonperforming loans	35.07	33.41	57.92	65.48	N/M
Net charge-offs to average outstanding loans during the period	0.67	0.62	0.01	0.02	0.00
Non-performing loans as a percent of total loans	5.87	5.14	0.88	0.80	0.00
Other Data:					
Number of:					
Real estate loans outstanding	468	497	491	485	400
Deposit accounts	13,042	15,781	14,449	15,025	15,898
Offices (5)	9	10	9	9	8

(1) 2007 operations included a non-recurring gain of $18,962,000 from the gain on sale of the building in which our First Avenue branch was located. If such gain, net of income taxes at the 2007 marginal income tax rate, were removed, return on average assets, return on average equity and the efficiency ratio would be 0.43%, 1.28%, and 78.68%, respectively.

(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3) Represents net interest income as a percent of average interest-earning assets.

(4) Represents noninterest expense divided by the sum of net interest income and noninterest income.

(5) At December 31, 2010, includes our main office, our six other full-service branch offices, our investment advisory service office in Westport, Connecticut, and a leased property for future branch office use.

N/M – not meaningful as non-performing loans were negligible as of these dates.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are prepayment penalties on multi-family, mixed-use and non-residential real estate loans and service charges – mostly from service charges on deposit accounts – and fees for various services.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salary and employee benefits expenses, occupancy and equipment expenses, advertising expenses, federal insurance premiums and other miscellaneous expenses.

Salary and employee benefits consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for health insurance, retirement plans and other employee benefits.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, ATM and data processing expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Advertising expenses include expenses for print, promotions, third-party marketing services and premium items.

Federal insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for professional services, office supplies, postage, telephone, insurance, charitable contributions, regulatory assessments and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover probable credit losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision could require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see note 1 of the notes to the consolidated financial statements included elsewhere in this filing.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Sale of New York City Branch Office

On June 29, 2007, the Bank completed the sale of its branch office building located at 1353-55 First Avenue, New York, New York (the "Property"). The sale price for the Property was $28.0 million. At closing, the Bank received $10.0 million in cash and an $18.0 million zero coupon promissory note recorded at its then present value of $16.3 million (the "Original Note"). The Original Note was payable in two $9.0 million installments due on the first and second anniversaries of the Original Note. On July 31, 2008, as payment of the first installment due under the Original Note, the Bank received $2.0 million in cash and a new $7.0 million note bearing interest at 7% per annum and payable over a five-month period ending on December 31, 2008 (the "New Note"). On December 31, 2008, the Original Note and the remaining $1.9 million balance on the New Note were rolled into a new $10.9 million note payable on July 31, 2009 (the "Combined Note"). On July 29, 2009, prior to the due date, the $10.9 million Combined Note was extended to January 31, 2010. The amount due on such date includes interest and expenses. The Bank and the borrower agreed in December 2010 to extend the term of the Combined Note to June 30, 2011 after the borrower paid $1.9 million in cash to the Bank in the fourth quarter of 2010. The payment represents $1.5 million in interest income for 2009 and 2010 and $377,000 in pre-paid interest for the six months ending June 30, 2011. The Combined Note is secured by 100% of the interests in the companies owning the Property. In addition, the Combined Note is secured by a first mortgage on the Property. Based on a current appraisal, the loan to value is approximately 35%. The Bank recognized $1.5 million in interest income in 2010 since we believe the collection of the principal balance is assured. This note is not treated as a loan or extension of credit for purposes of the regulatory limits on loans to one borrower.

In connection with the sale of the branch office building, the Bank entered into a 99-year lease agreement to enable the Bank to retain a branch office at 1353-55 First Avenue. This lease will be effective upon the completion of the renovation of the property. We have temporarily relocated our First Avenue branch office to 1470 First Avenue while 1353-55 First Avenue is being renovated.

Sale of Brooklyn Branch

On December 6, 2010 the Bank completed the sale of its branch office located at 2047 86th Street, Brooklyn, New York to Poncé De Leon Federal Bank. The Bank transferred approximately $27.7 million in deposits to Ponce De Leon Federal Bank in connection with the closing of the transaction. Ponce De Leon Federal Bank did not acquire any loans as part of the transaction. A $1.9 million gain was recognized from the sale of the Brooklyn branch office.

Acquisition of the Business Assets of Hayden Financial Group LLC

On November 16, 2007, the Bank acquired the operating assets of Hayden Financial Group LLC ("Hayden"), an investment advisory firm located in Connecticut, at a cost of $2.0 million. The Bank paid $1.3 million at closing, and $700,000 will be paid in four annual installments of $175,000. The acquisition of these business assets has enabled the Bank to expand the services it provides to include investment advisory and financial planning services to the then-existing Hayden customer base as well as future customers through a networking arrangement with a registered broker-dealer and investment adviser. In connection with this transaction, we acquired intangible assets related to customer relationships of $710,000 and goodwill of $1,310,000 and booked a note payable with a present value of $625,000. The intangible asset has been determined to have an 11.7-year life and, absent impairment issues, is being amortized to operations over that period using the straight-line method. Both the intangible assets and goodwill will be subject to impairment review on no less than an annual basis. The note is payable in four annual installments, one on each succeeding note anniversary date, of $175,000. The note was initially recorded at $625,000, assuming a 4.60% discount rate. The note payable balance at December 31, 2010 was $168,000 and note discount accreted during 2010 totaled $15,000. The acquired business is being operated as a division of the Bank and, during 2010, generated total revenues of approximately $769,000.

Balance Sheet Analysis

Overview. Total assets at December 31, 2010, decreased by $61.3 million, or 11.6%, to $466.0 million from total assets of $527.3 million at December 31, 2009. The decrease was primarily due to decreases of $44.3 million in cash and cash equivalents, $21.5 million in loans receivable, net, $5.7 million in certificates of deposits at other financial institutions, $1.6 million in other assets, and $1.4 million in premises and equipment, offset by increases of $8.0 million in investment securities held-to-maturity and $5.6 million in bank owned life insurance.

These decreases primarily resulted from decreases of $52.7 million in deposits, $27.7 million of which was due to the sale of our Brooklyn branch and $10.0 million in Federal Home Loan Bank advances, partially offset by increases of $658,000 in accounts payable and accrued expenses and $231,000 in advance payments by borrowers for taxes and insurance. As of December 31, 2010, the Company, on a consolidated basis, had stockholders equity of $108.1 million, or 23.2% of assets.

In 2009 and 2010, we proactively reduced mortgage origination levels for multi-family, mixed-use and non-residential real estate loans, based on our unwillingness to offer rates and terms on loan products that, in our opinion, do not accurately reflect the risk associated with particular loan types in the current economic and real estate environment. In 2009, we ceased originating all construction loans due to prevailing conditions in the real estate market.

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by multi-family residential real estate, mixed-use real estate and non-residential real estate. To a much lesser extent, we originate commercial and consumer loans and purchase participation interests in construction loans. At December 31, 2010, loans receivable, net, totaled $364.8 million, a decrease of $21.5 million, or 5.6%, from total loans receivable, net, of $386.3 million at December 31, 2009. The promissory notes that the Bank received in connection with the sale of the Bank's branch office building located at 1353-55 First Avenue, which had a $10.9 million balance at December 31, 2010 and 2009, respectively, are included in the non-residential segment of our real estate loan portfolio for both 2010 and 2009. Based upon the $1.9 million payment made in December 2010 this loan was returned to accrual status.

The largest segment of our real estate loans is multi-family residential loans. As of December 31, 2010, these loans totaled $190.0 million, or 51.2% of our total loan portfolio, compared to $201.1 million, or 51.3% of our total loan portfolio at December 31, 2009. As of December 31, 2010, mixed-use loans totaled $55.2 million, or 14.9% of our total loan portfolio, compared to $59.8 million, or 15.3% of our total loan portfolio at December 31, 2009. Non-residential real estate loans totaled $100.9 million, or 27.2% of our total loan portfolio at December 31, 2010, compared to $105.2 million, or 26.8% of our total loan portfolio at December 31, 2009. At December 31, 2010 and 2009, one- to four-family residential real estate loans totaled $211,000 and $244,000, or 0.1% and 0.1% of our total loan portfolio, respectively.

At December 31, 2010, our commercial loan portfolio totaled $28.9 million in committed loans, with $12.1 million drawn against such commitments, compared to $23.9 million in committed loans, with $10.4 million drawn against such commitments at December 31, 2009. Although we discontinued in 2010 the purchase of participation interests in construction loans secured by multi-family, mixed-use and non-residential properties, we purchased participation interests in these types of properties in 2009. We perform our own underwriting analysis on each of our participation interests before purchasing such loans. The outstanding balance of construction loan participation interests purchased totaled $12.9 million, or 3.5% of our total loan portfolio at December 31, 2010 compared to $15.1 million or 3.9% of our total loan portfolio at December 31, 2009.

In addition, we also originate several types of consumer loans secured by savings accounts or certificates of deposit (share loans) and overdraft protection for checking accounts which is linked to statement savings accounts and has the ability to transfer funds from the statement savings account to the checking account when needed to cover overdrafts. Consumer loans totaled $63,000 and represented 0.01% of total loans at December 31, 2010 compared to $150,000, or 0.04%, of total loans at December 31, 2009.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,									
	2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate:										
Residential Real Estate:										
One- to four-family	$ 211	0.06%	$ 244	0.06%	$ 275	0.08%	$ 304	0.11%	$ 405	0.20%
Multi-family (1)	190,042	51.15	201,059	51.30	186,199	51.11	138,767	48.95	110,389	54.76
Mixed-use (1)	55,244	14.87	59,779	15.25	58,317	16.00	52,559	18.54	42,576	21.12
Total residential real estate loans	245,497	66.08	261,082	66.61	244,791	67.19	191,630	67.60	153,370	76.08
Non-residential real estate (1)	100,925	27.16	105,194	26.84	102,785	28.21	79,305	27.98	47,802	23.71
Total real estate	346,422	93.24	366,276	93.45	347,576	95.40	270,935	95.58	201,172	99.79
Construction loans	12,913	3.48	15,121	3.86	9,025	2.48	9,456	3.34	–	–
Commercial loans	12,140	3.27	10,400	2.65	7,620	2.09	2,977	1.05	–	–
Consumer:										
Overdraft lines of credit	48	0.01	60	0.02	57	0.02	69	0.02	71	0.04
Passbook loans	15	0.00	90	0.02	57	0.01	19	0.01	348	0.17
Total consumer loans	63	0.01	150	0.04	114	0.03	88	0.03	419	0.21
Total loans	371,538	100.00%	391,947	100.00%	364,335	100.00%	283,456	100.00%	201,591	100.00%
Net deferred loan costs	907		1,052		1,146		1,166		915	
Allowance for losses	(7,647)		(6,733)		(1,865)		(1,489)		(1,200)	
Loans, net	$ 364,798		$ 386,266		$ 363,616		$ 283,133		$ 201,306	

(1) Includes equity lines of credit that we originate on properties on which we hold the first mortgage.

The following table sets forth certain information at December 31, 2010 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

	At December 31, 2010					
	Residential Real Estate Loans	Non-Residential Real Estate Loans	Commercial Loans	Construction Loans	Consumer and other Loans	Total Loans
	(In thousands)					
One year or less	$ 30,270	$ 26,004	$ 11,705	$ 12,913	$ 63	$ 80,955
More than one year to five years	190,800	64,997	435	-	-	256,232
More than five years	24,427	9,924	-	-	-	34,351
Total	$ 245,497	$ 100,925	$ 12,140	$ 12,913	$ 63	$371,538

The following table sets forth the dollar amount of all loans at December 31, 2010 that are due after December 31, 2011 and have either fixed or adjustable interest rates.

	Fixed Rates	Adjustable Rates	Total
		(In thousands)	
Residential real estate:			
One- to four-family	$ 45	$ 55	$ 100
Multi-family	1,948	164,052	166,000
Mixed-use	3,156	45,970	49,126
Non-residential real estate	434	74,487	74,921
Construction loans	-	-	-
Commercial loans	436	-	436
Consumer and other loans	-	-	-
Total	$ 6,019	$ 284,564	$ 290,583

The following table shows loan origination, purchase and sale activity during the periods indicated.

	2010	2009	2008	2007	2006
			(In thousands)		
Total loans at beginning of period	$ 391,947	$ 364,335	$ 283,456	$ 201,591	$191,436
Loans originated:					
Residential real estate:					
Multi-family	5,210	22,423	70,450	43,376	19,409
Mixed-use	–	7,922	6,616	16,098	7,304
Non-residential real estate	420	6,920	42,954	24,451	9,010
Commercial loans	2,558	3,026	4,794	3,012	–
Consumer and other loans	–	35	87	17	80
Total loans originated	8,188	40,326	124,901	86,954	35,803
Construction loan participation purchased	–	5,198	5,406	11,695	–
Permanent loan participation purchased	–	–	2,971	–	–
Loan from sale of building	–	–	–	16,341	–
Deduct:					
Loan principal repayments	25,979	17,583	44,034	32,060	25,648
Charge offs	2,618	2,446	35	49	–
Loan sales	–	–	7,045	1,505	–
Total deductions	28,597	20,029	51,114	33,614	25,648
Other increases (decreases), net.	–	2,117	(1,285)	489	–
Total loans at end of period	$ 371,538	$ 391,947	$ 364,335	$ 283,456	$201,591

Securities. Our securities portfolio consists primarily of residential mortgage-backed securities. Securities increased by $8.0 million, or 66.5%, from $12.0 million at December 31, 2009, to $20.0 million at December 31, 2010. The increase was primarily due to purchases of $22.6 million, offset by maturities and repayments of $14.5 million.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At December 31,					
	2010		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
Securities available for sale:						
Fannie Mae common stock	$ -	$ -	$ -	$ -	$ 4	$ 1
Mortgage-backed securities- residential	157	162	174	176	183	181
Total	$ 157	$ 162	$ 174	$ 176	$ 187	$ 182
Securities held to maturity:						
Mortgage-backed securities - residential	19,858	20,342	11,845	11,875	2,078	2,050
Total	$19,858	$20,342	$11,845	$11,875	$ 2,078	$ 2,050

During 2009, the Company determined that its investment in Fannie Mae common stock was other than-temporarily impaired and wrote off its entire $4,000 investment.

At December 31, 2010, we had no investments in a single company or entity that had an aggregate book value in excess of 10% of our consolidated equity.

The following table sets forth the stated final maturities and weighted average yields of debt securities at December 31, 2010. Certain mortgage-backed securities have adjustable interest rates and will re-price annually within the various maturity ranges. These re-pricing schedules are not reflected in the table below. At December 31, 2010, mortgage-backed securities with adjustable rates totaled $15.4 million.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
					(Dollars in thousands)					
Securities available for sale:										
Mortgage-backed securities..............	$ -	-	$ -	-	$ -	-	$ 162	2.52%	$ 162	2.52%
Total securities available for sale....	$ -	-	$ -	-	$ -	-	$ 162	2.52%	$ 162	2.52%
Securities held to maturity:										
Mortgage-backed securities..............	$ -	-	$ -	-	$ 306	3.01%	$19,552	3.59%	$19,858	3.58%
Total securities held to maturity	$ -	-	$ -	-	$ 306	3.01%	$19,552	3.59%	$19,858	3.58%

Deposits. Our primary source of funds is retail deposit accounts which are comprised of savings accounts, demand deposits and certificates of deposit held primarily by individuals and businesses within our primary market area and, prior to 2010, non-broker certificates of deposit gathered through two nationwide certificate of deposit listing services. The non-broker certificates of deposits were accepted from banks, credit unions, non-profit organizations and certain corporations in amounts greater then $75,000 and less then $250,000. In 2010, we curtailed the use of the certificate of deposit listing services.

Deposits decreased by $52.7 million, or 13.9%, in the year ended December 31, 2010. The decrease in deposits was primarily attributable to the December 2010 sale of the Brooklyn branch office with $27.7 million in deposits and decreases of $44.9 million in certificates of deposits and $324,000 in savings accounts, offset by an increase of $20.3 million in NOW and money market deposit accounts.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,					
	2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Now and money market deposit accounts	$ 83,839	25.7%	$ 72,755	19.2%	$ 24,595	9.4%
Savings accounts	55,898	17.1	60,033	15.8	56,987	21.8
Noninterest bearing demand deposits	9,839	3.0	11,594	3.0	6,209	2.4
Certificates of deposit	177,254	54.2	235,136	62.0	173,639	66.4
Total	$326,830	100.0%	$ 379,518	100.0%	$ 261,430	100.0%

The following table indicates the amount of certificates of deposit with balances over $100,000 by time remaining until maturity as of December 31, 2010. We do not solicit jumbo certificates of deposit nor do we offer special rates for jumbo certificates. The minimum deposit to open a certificate of deposit ranges from $500 to $2,500.

Maturity Period	Certificates of Deposit
	(In thousands)
Three months or less	$ 9,867
Over three through six months	13,022
Over six through twelve months	50,018
Over twelve months	13,895
Total	$ 86,802

Borrowings. We may utilize borrowings from a variety of sources to supplement our supply of funds for loans and investments and to meet deposit withdrawal requirements. Advances from the Federal Home Loan Bank of New York ("FHLB") decreased to $25.0 million as of December 31, 2010 from $35.0 million FHLB advances outstanding as of December 31, 2009.

The contractual maturities of FHLB advances at December 31, 2010 are as follows:

	Amount	Weighted Average Interest Rate
Advances maturing in:		
One year or less	$10,000	2.80%
After one to two years	—	—
After two to three years	10,000	3.70%
After three to four years	5,000	3.64%
	$25,000	3.33%

In conjunction with the Hayden acquisition on November 16, 2007, the Company incurred a four-year zero-coupon note payable of $700,000. The note is payable in four annual installments, one on each succeeding note anniversary date, of $175,000. The note was initially recorded at $625,000, assuming a 4.60% discount rate. The note payable balance at December 31, 2010 was $168,000 and note discount accreted during 2010 totaled $15,000.

Stockholders' Equity. Stockholders' equity increased by $691,000, or 0.6%, to $108.1 million at December 31, 2010, from $107.4 million at December 31, 2009. The increase was primarily due to net income of $1.9 million. In addition, stockholders' equity increased by $154,000 due to earned ESOP shares, and decreased by $654,000 due to cash dividends declared to minority stockholders and the repurchase of $664,000 of Company common stock. Northeast Community Bancorp, MHC, the Company's majority stockholder, received approval of the Office of Thrift Supervision to waive its right to receive its share of cash dividends declared by the Company in 2010, which totaled approximately $873,000, and for similar quarterly cash dividends, if any, to be paid for the first and second quarters of 2011. On a cumulative basis, $3.1 million of such dividends have been waived through December 31, 2010. We anticipate that the MHC will continue to waive receipt of all dividends declared by the Company, subject to applicable regulatory approvals. *See "Risk Factors— Recently enacted financial regulatory reform may have a material impact on our operations."*

Results of Operations for the Years Ended December 31, 2010 and 2009

Overview.

	2010	2009	% Change 2010/2009
	(Dollars in thousands)		
Net income (loss)	$1,868	$(2,616)	171.4%
Return on average assets	0.37%	(0.54)%	168.5
Return on average equity	1.72	(2.37)	172.6
Average equity to average assets	21.30	22.77	(6.5)

Net income for the year ended December 31, 2010 increased by $4.5 million, or 171.4%, to $1.9 million from a net loss of $2.6 million in 2009. The increase was primarily the result of increases in net interest income and non-interest income and decreases in the provision for loan losses and non-interest expenses, offset by an increase in provision for income taxes.

Net Interest Income. Net interest income increased by $1.9 million, or 13.5%, to $16.2 million for the year ended December 31, 2010, from $14.3 million for the year ended December 31, 2009. The increase in net interest income resulted primarily from an increase in interest income due to an increase in securities held-to-maturity and a decrease in interest expense resulting from a decrease in deposits and borrowings. The increase in net interest income was also due to a decrease in the cost of interest-bearing liabilities that exceeded the decrease in the yield on our interest-earning assets.

The net interest spread increased by 47 basis points to 2.96% for the year ended December 31, 2010, from 2.49% for the year ended December 31, 2009. The net interest margin increased by 31 basis points to 3.39% for the year ended December 31, 2010, from 3.08% for the year ended December 31, 2009.

The increase in the interest rate spread and the net interest margin in 2010 compared to 2009 was due to the cost of our interest-bearing liabilities decreasing more than the corresponding decrease in the yield on our interest-earning assets. The cost of our interest-bearing liabilities decreased by 58 basis points to 2.19% for the year ended December 31, 2010, from 2.77% for the year ended December 31, 2009. The yield on our interest-earning assets decreased by 11 basis points to 5.15% for the year ended December 31, 2010, from 5.26% for the year ended December 31, 2009. The decrease in both the yield on our interest-earning assets and the cost of our interest-bearing liabilities was due to the low interest rate environment in 2010.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using average daily balances. Average loan balances include nonaccrual loans. Loan fees are included in interest income on loans. Interest income on loans and investment securities has not been calculated on a tax equivalent basis because the impact would be insignificant.

	Year Ended December 31,								
	2010			2009			2008		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in Thousands)								
Assets:									
Interest-earning assets:									
Loans	$ 385,882	$ 23,577	6.11%	$ 389,547	$ 23,925	6.14%	$ 326,472	$ 21,008	6.43%
Securities	26,962	956	3.55	5,042	218	4.32	4,074	201	4.93
Other interest-earning assets	65,633	109	0.17	68,564	230	0.34	38,749	738	1.90
Total interest-earning assets	478,477	24,642	5.15	463,153	24,373	5.26	369,295	21,947	5.94
Allowance for loan losses	(6,234)			(2,546)			(1,558)		
Noninterest-earning assets	37,148			25,026			20,967		
Total assets	$ 509,391			$ 485,633			$ 388,704		
Liabilities and equity:									
Interest-bearing liabilities:									
Interest-bearing demand	$ 83,560	$ 1,174	1.40%	$ 37,253	$ 423	1.14%	$ 21,817	$ 144	0.66%
Savings and club accounts	60,100	407	0.68	63,737	461	0.72	59,392	450	0.76
Certificates of deposit	209,889	5,810	2.77	219,125	7,796	3.56	164,196	7,224	4.50
Total interest-bearing deposits	353,549	7,391	2.09	320,115	8,680	2.71	245,405	7,818	3.19
Borrowings	30,841	1,044	3.39	43,622	1,412	3.24	20,620	732	3.55
Total interest-bearing liabilities	384,390	8,435	2.19	363,737	10,092	2.77	266,025	8,550	3.21
Noninterest-bearing demand	10,158			2,920			2,646		
Other liabilities	6,367			8,410			9,850		
Total liabilities	400,915			375,067			278,521		
Stockholders' equity	108,476			110,566			110,183		
Total liabilities and Stockholders' equity	$ 509,391			$ 485,633			$ 388,704		
Net interest income		$ 16,207			$ 14,281			$ 13,397	
Interest rate spread			2.96			2.49			2.73
Net interest margin			3.39			3.08			3.63
Net interest-earning assets	$ 94,087			$ 99,416			$ 103,270		
Interest-earning assets to interest-bearing liabilities	124.48%			127.33%			138.82%		

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2010 Compared to 2009			2009 Compared to 2008		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest and dividend income:						
Loans receivable	$ (224)	$ (124)	$ (348)	$3,909	$ (992)	$ 2,917
Investment securities	784	(46)	738	44	(27)	17
Other interest-earning assets	(9)	(112)	(121)	342	(850)	(508)
Total interest-earning assets	551	(282)	269	4,295	(1,869)	2,426
Interest expense:						
Interest-bearing demand deposits	631	120	751	138	141	279
Savings accounts	(26)	(28)	(54)	32	(21)	11
Certificates of deposit	(317)	(1,669)	(1,986)	2,123	(1,551)	572
Borrowings	(430)	62	(368)	750	(70)	680
Total interest-bearing liabilities	(142)	(1,515)	(1,657)	3,043	(1,501)	1,542
Net change in interest income	$ 693	$1,233	$1,926	$1,252	$ (368)	$ 884

Provision for Loan Losses. We recorded provisions for loan losses of $3.5 million and $7.3 million for 2010 and 2009, respectively. During 2010, we charged-off $2.6 million against fifteen non-performing multi-family mortgage loans and six non-performing non-residential mortgage loans to reduce the aggregate carrying value to $10.3 million as of December 31, 2010. During 2009, we charged-off $2.4 million against five non-performing non-residential mortgage loans and three non-performing multi-family mortgage loans to reduce the aggregate carrying value to $4.1 million as of December 31, 2009. The primary reason for the increased provision during 2010 was the continued deterioration in the financial condition of several commercial real estate borrowers and the continuing decline in the market value of their related collateral properties, as reflected in the increase in our non-performing loans and non-performing assets. The increase in provisions for loan losses occurred primarily during the fourth quarter of 2010 when we recorded provisions for loan losses of $2.6 million due primarily to the non performance of three construction projects with seven loans totalling $11.6 million. An analysis of the changes in the allowance for loan losses is presented under *"Risk Management – Analysis and Determination of the Allowance for Loan Losses."*

We recorded recoveries of $45,000 during the year ended December 31, 2010. There were no recoveries during the year ended December 31, 2009.

Noninterest Income. The following table shows the components of noninterest income for the years ended December 31, 2010 and 2009.

	2010	2009	% Change 2010/2009
	(Dollars in thousands)		
Service charges	$ 313	$ 371	(15.6)%
Impairment loss on securities	-	(4)	(100.0)
Net gain (loss) from premises and equipment	1,924	(18)	10,788.9
Earnings on bank owned life insurance	623	420	48.3
Investment advisory fees	769	713	7.9
Other	13	16	(18.8)
Total	$ 3,642	$ 1,498	143.1

The increase in noninterest income was primarily due to a $1.9 million gain from the sale of the Brooklyn branch office, a $203,000 increase in earnings on bank owned life insurance and a $56,000 increase in fee income generated by Hayden Wealth Management Group, the Bank's investment advisory and financial planning services division, offset by a $58,000 decrease in other loan fees and service charges and a $4,000 decrease in other noninterest income.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes for the years ended December 31, 2010 and 2009.

	Year Ended December 31,		% Change
	2010	2009	2010/2009
	(Dollars in thousands)		
Salaries and employee benefits	$ 7,028	$ 6,816	3.1%
Net occupancy expense of premises	1,226	1,375	(10.8)
Equipment	541	730	(25.9)
Outside data processing	850	776	9.5
Advertising	64	348	(81.6)
REO expenses	307	177	73.4
FDIC insurance premiums	514	541	5.0
Service contracts	283	268	5.4
Insurance	212	200	6.1
Audit and accounting	333	310	7.4
Directors compensation	305	297	2.8
Telephone	212	270	(21.4)
Office supplies and stationary	128	221	(42.2)
Director, officer, and employee expenses	247	292	(15.5)
Legal fees	603	381	58.1
Other	737	891	(17.3)
Total noninterest expenses	$ 13,590	$ 13,893	(2.2)

Non-interest expense decreased by $303,000, or 2.2%, to $13.6 million for the year ended December 31, 2010 from $13.9 million for the year ended December 31, 2009. The decrease resulted primarily from decreases of $284,000 in advertising expense, $189,000 in equipment expense, $149,000 in net occupancy expense, $154,000 in other noninterest expense, $93,000 in office supplies and stationary and $27,000 in FDIC insurance expense, offset by increases of $212,000 in salaries and employee benefits, $222,000 in legal fees, $130,000 in real estate owned expenses, and $74,000 in outside data processing expense.

Advertising expense decreased by $284,000, or 81.6%, to $64,000 in 2010 from $348,000 in 2009 and equipment expense decreased by $189,000, or 25.9%, to $541,000 in 2010 from $730,000 in 2009 due to efforts to improve earnings through containment of expense.

Occupancy expense decreased by $149,000, or 10.8%, to $1.2 million in 2010 from $1.4 million in 2009 due to the elimination of the occupancy expenses associated with the closing of the former 300 Hamilton Avenue, White Plains, New York and 40 Grove Street, Wellesley, Massachusetts office facilities.

Other noninterest expense decreased by $70,000, or 2.2%, to $3.06 million in 2010 from $3.13 million in 2009 due to decreases in telephone, office supplies and stationary, director, officer and employee, and other categories of noninterest expenses, offset by increases in service contracts, insurance, audit and accounting, directors compensation, and legal expenses.

FDIC insurance expense decreased by $27,000, or 5.0%, to $514,000 in 2010 from $541,000 in 2009 due to a decrease in insured deposits from 2009 to 2010.

Salaries and employee benefits, which represented 51.7% of the Company's non-interest expense for the year ended December 31, 2010, increased by $212,000, or 3.1%, to $7.0 million in 2010 from $6.8 million in 2009 due to an increase in a retirement plan expense, offset by a decrease in the number of full time equivalent employees from 100 at December 31, 2009 to 87 at December 31, 2010 as a result of the sale of the Brooklyn branch office and reduction in staff in various departments.

Real estate owned expenses increased to $307,000 in 2010 due primarily to the Bank's recognition of loss of $103,000 on the disposition of a multi-family property located in Holyoke, Massachusetts and two gasoline stations located in Carmel and Hawthorne, New York and net operating expenses of $204,000 in connection with the maintenance and operation of foreclosed properties (consisting of a multi-family property and two gasoline stations which foreclosed and sold, a multi-family property located in Herkimer, New York, and a multi-family property located in Newark, New Jersey). This compared to real estate owned expense of $177,000 in 2009 due to the Bank's recognition of a $98,000 loss on the disposition of two foreclosed multi-family properties located in Hampton, New Hampshire and Mamaroneck, New York and net operating expenses of $79,000 in connection with the maintenance and operation of a foreclosed property located in Newark, New Jersey.

Outside data processing expense increased by $74,000, or 9.5%, to $850,000 for the year ended December 31, 2010 from $776,000 for the year ended December 31, 2009 due primarily to additional services provided in 2010 by the Company's core data processing vendor.

Income Taxes. Income tax expense increased by $3.7 million, or 132.1%, to an expense of $904,000 for the year ended December 31, 2010 from a benefit of $2.8 million for the year ended December 31, 2009. The increase resulted primarily from a $8.2 million increase in pre-tax income in 2010 compared to 2009. The effective tax rate was an expense of 32.6% for the year ended December 31, 2010 compared to a benefit of 51.8% for the year ended December 31, 2009.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and operational risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Other risks that we face are market risk, liquidity risk and reputation risk. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities, that are accounted for on a mark-to-market basis. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. We underwrite each mortgage loan application on its merits, applying risk factors to insure that each transaction is considered on an equitable basis.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the ten day grace period expires and the payment has not been received, a late payment notice is mailed and telephone contact is initiated. Throughout the rest of the month that payment is due, the borrower is called several times. If the payment has not been received by the end of the month, the borrower is informed that the loan will be placed in foreclosure within two weeks. On the 45th day after payment is due, the loan is forwarded to the problem loan officer who will review the file and may authorize an acceleration letter. Once a foreclosure action has been instituted, a written agreement between the Bank and the debtor will be required to discontinue the foreclosure action. We may consider loan workout arrangements with certain borrowers under certain circumstances. If no satisfactory resolution to the delinquency is forthcoming, the note and mortgage may be sold prior to a foreclosure sale or the real property securing the loan would be sold at foreclosure.

In addition, nonperforming loans and potential nonperforming loans are reviewed on a regular basis by management's Special Assets Group ("SAG"). The Board authorized the SAG to address the increase in non-performing loans as a result of the economic and real estate collapse that began in 2008. The Board and Senior Management believe that individual attention for each troubled loan gives that loan the best opportunity of recovery or disposal at the least cost to the Bank.

The SAG is comprised of the chief executive officer, a director of special assets who is a loan workout specialist, one special asset coordinator and one facilities officer specializing in building management. The SAG's mandate is to identify problem and potential problem loans in conjunction with the internal loan review process, to evaluate the loan and determine the cause of the problem and whether there is a realistic probability that the loan can be returned to a performing status over a reasonable time frame, and to ascertain whether the borrower is willing and able to work with the Bank in an effort to save the loan and their investment.

Once it is determined that the borrower is willing and able to cooperate in the effort, SAG assumes responsibility for the loan and devises a plan to correct the deficiencies. The plan may take the form of a short term forbearance agreement, a moderate or longer term restructure agreement or an A/B note and mortgage split. With the cooperation of the borrower, SAG will implement the plan and monitor its progress to assure as timely a resolution as possible.

It is our belief that it is in the Bank's and the borrower's best interest to work to keep a property viable and performing during these difficult economic times, thereby helping to limit loan losses when there is a reasonable expectation that the property will be able to support the original debt once the current crisis has passed. A successful plan will ultimately return the loan to a performing status and the Plan will terminate when the loan is reclassified as performing.

Should a workable plan not be possible, the SAG is charged with disposing of the loan as quickly and cost effectively as possible. This may be accomplished through foreclosure, a sale of the note and mortgage or a short sale.

In connection with the above, the Bank entered into short-term restructuring agreements with 26 borrowers whose loans in the aggregate totaled $30.9 million. Each of these loans was performing prior to the restructuring and have continued to perform under the terms of the restructuring agreements. Restructuring terms were generally consistent with market terms. We do not consider these loans to be impaired.

Management reports to the board of directors monthly regarding the amount of loans past-due more than 30 days.

Analysis of Nonperforming and Classified Assets. We generally consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. It is generally our policy to continue to accrue interest on past-due loans and loans in foreclosure as long as management determines that these loans are well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to interest, only if collection of principal is reasonably assured.

Real estate that we acquire as a result of a foreclosure action or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired, it is initially recorded at fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated.

	At December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Nonaccrual loans:					
Residential real estate:					
One- to four-family	$ –	$ –	$ –	$ –	$ –
Multi-family	2,219	5,806	261	666	–
Mixed-use	–	–	–	–	–
Non-residential real estate	5,457	14,344	1,614	1,200	–
Construction	11,575	–	–	–	–
Consumer and other loans	–	–	–	1	–
Total	19,251	20,150	1,875	1,867	–
Accruing loans past due 90 days or more:					
Residential real estate:					
One- to four-family	–	–	–	–	–
Multi-family	2,555	–	–	407	–
Mixed-use	–	–	–	–	–
Non-residential real estate	–	–	–	–	–
Consumer and other loans	–	–	–	–	–
Total	2,555	–	–	407	–
Total of nonaccrual and 90 days or more past due loans	21,806	20,150	1,875	2,274	–
Foreclosed real estate	933	636	832	–	–
Other nonperforming loans	–	–	1,345	–	–
Total nonperforming assets	22,739	20,786	4,052	2,274	–
Accruing troubled debt restructurings	30,893	13,175	–	–	–
Nonaccruing troubled debt restructurings	–	–	–	–	–
Total troubled debt restructurings	30,893	13,175	–	–	–
Less nonaccrual troubled debt restructuring in total nonaccrual loans	–	–	–	–	–
Troubled debt restructurings and total nonperforming assets	$ 53,632	$ 33,961	$ 4,052	$2,274	$ –
Total nonperforming loans to total loans	5.87%	5.14%	0.88%	0.80%	–%
Total nonperforming assets to total assets	4.88%	3.94%	0.96%	0.66%	–%
Total nonperforming assets and troubled debt restructurings to total assets	11.51%	6.44%	0.96%	0.66%	–%

Other than disclosed in the above table and in the classified assets table below, management believes that there are no other loans at December 31, 2010 and December 31, 2009 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Troubled debt restructurings occur when we grant borrowers concessions that we would not otherwise grant but for economic or legal reasons pertaining to the borrower's financial difficulties. These concessions may include, but are not limited to, modifications of the terms of the debt, the transfer of assets or the issuance of any equity interest by the borrower to satisfy all or part of the debt, or the substitution or addition of borrower(s). Generally, we will not upgrade the internal classification of a troubled debt restructuring until the borrower has demonstrated the ability to make principal and interest payments under the restructure terms for at least six consecutive months.

Non-accrual loans at December 31, 2010 consisted of thirteen loans in the aggregate – three multi-family mortgage loans, three non-residential mortgage loans, and seven construction mortgage loans.

The three non-accrual multi-family mortgage loans, net of charge-off of $445,000, totaled $2.2 million at December 31, 2010, consisting of the following mortgage loans:

(1) An outstanding balance of $1.1 million secured by an apartment building and a restaurant/pub. The borrower recently sold the restaurant operation to a well known Boston chain and simultaneously signed a roof top lease with a national operator of roof top cell towers. Upon the simultaneous closing of the two transactions, the loan was brought current subsequent to December 31, 2010, and is now performing according to the terms of the modified note.

(2) An outstanding balance of $743,000, net of a charge-off of $445,000, secured by an apartment building. The Bank has initiated a foreclosure action and a lawsuit on the general guarantee is progressing. Based on a signed contract of sale, the Bank established a specific allowance of $216,000 against the loan.

(3) An outstanding balance of $346,000 secured by a mixed-use apartment building. Our foreclosure action is in the final stages of completion. We are currently negotiating with the borrower and his attorney for a loan modification, however if the modification discussions with the borrower are not successful in the short term, we will complete our foreclosure action. Based on a current appraisal and projected cash flow analysis, at this time, we do not anticipate any additional losses on this loan.

The three non-accrual non-residential mortgage loans, net of charge-offs of $400,000, totaled $5.5 million at December 31, 2010, consisting of the following mortgage loans:

(1) An outstanding balance of $4.5 million secured by an office building. The managing member of the borrowing entity is the same individual as the managing member of the borrowing entity of the hotel construction loan referenced below. We have recently negotiated an agreement with the borrower to begin making partial payments during the foreclosure action and the suit on the personal guaranty. In return, the Bank has agreed to forbear from collecting any judgment obtained in the pending lawsuits until December 31, 2011 (the maturity date) in the absence of a settlement agreement. Also under this agreement, the obligor will be required to make additional monthly payments equal to 100% of the net income from the property during the term of this agreement. While the foreclosure action is progressing, we will monitor the cash flow and require several capital improvements be made to the building to allow it to better compete in the Mercer County office market. Based on a current appraisal and projected cash flow analysis, at this time, we do not anticipate any additional losses on this loan.

(2) An outstanding balance of $496,000 secured by a restaurant with 23 boat slips and a general guarantee of the borrower. We have received a Judgment of Foreclosure and Sale. A foreclosure sale will be scheduled and based on a current appraisal, management anticipates full recovery of all outstanding amounts due.

(3) An outstanding balance of $437,000, net of a charge-off of $400,000, secured by a strip shopping center and warehouse. The property was severely damaged by fire and the Bank and borrower are currently suing the insurance company and the borrower's insurance agent as part of the Bank's collection efforts. The borrower is making monthly escrow payments. We do not anticipate any additional losses on this loan and expect to recover all legal and court fees upon resolution of the suit.

The seven non-accrual construction mortgage loans, net of loans in process of $121,000, totaled $11.6 million at December 31, 2010, consisting of the following mortgage loans:

(1) Four construction mortgage loans with an aggregate outstanding balance of $7.5 million (net of loans in process of $85,000), representing a 25% interest in a participation loan, secured by a newly completed boutique hotel. Additional security consists of a general guarantee of the two principals and an assignment of LLC interests in two other properties. The managing member of the borrowing entity is the same individual as the managing member of the borrowing entity of the office building loan referenced above.

The loan was restructured in 2010 and was current under the terms of a restructure agreement until October 2010. Although the hotel is now complete and in full operation, the winter season and poor economy has adversely affected the cash flow and the borrower has been unable to continue to meet its obligations based on the restructure agreement. At this time we are evaluating all of the available information, and in concert with the other participants, have been negotiating with several potential purchasers who have expressed an interest in purchasing the notes and mortgages. During the fourth quarter of 2010, a specific allowance in the amount of $1.3 million was recorded to cover the anticipated loss on the sale of the notes and mortgages. We will continue to negotiate with the interested parties and monitor the operations of the hotel.

(2) A construction mortgage loan with an outstanding balance of $2.7 million, representing a 20% interest in a participation loan, secured by two lots for a planned three phase residential condominium project. Phase one was completed and is not part of this loan. However, the construction project stalled and defaulted when the developer could not obtain construction financing from conventional lenders. The participating banks recently received and approved an all cash offer of $2.5 million for the sale of the note. Based on this offer, we have established a specific allowance of $203,000. Closing on the note sale is pending.

(3) Two construction mortgage loans with an aggregate outstanding balance of $1.4 million (net of loans in process of $36,000), representing a 20% interest in a participation loan, secured by a newly completed 30,000 square foot medical office building. Construction is progressing on schedule with no cost over-runs. The borrowers defaulted on the loan after the participating banks declined the borrowers' request for a lower interest rate. Both principals have substantial net worth positions and are capable of carrying the debt service payments. Upon the participating banks' commencement of a suit on the guarantee and subsequent to December 31, 2010, the borrowers entered into a Stipulation and Order of Settlement agreement to bring the loan current within three months and to maintain the current status for the remaining term of the loan. To date, all payments have been made according to the Stipulation Agreement. Based on a projected cash flow analysis, a specific reserve of $247,000 was established in 2010.

We are in the process of foreclosing on all of the multi-family, and non-residential loans, and two of the three construction properties. Based on recent fair value analyses of these properties, the Bank does not expect any losses beyond the amounts already charged off or reserved for. All of the above-mentioned thirteen loans have been classified as substandard.

Interest income that would have been recorded for the year ended December 31, 2010 had non-accruing loans been current to their original terms amounted to approximately $941,000. During the year ended December 31, 2010, the Bank recognized interest income of approximately $464,000 on the nonaccrual loans.

The three delinquent and accruing multi-family mortgage loans totaled $2.6 million at December 31, 2010, consisting of the following:

(1) A delinquent loan with an outstanding balance of $1.2 million secured by an apartment building. The borrower and all his related properties are operating under Chapter 11 bankruptcy protection and are making regularly scheduled payments as approved by the Trustee. Based on the reorganization plan before the Court, we expect repayment of all principal and interest due. There is a hearing scheduled in court on April 26, 2011 where the debtor will present the plan to the judge for discussion. Based on the current appraisal and the reorganization plan before the Court, we expect repayment of all principal and interest due.

(2) A delinquent loan with an outstanding balance of $1.2 million secured by an apartment building. The delinquency is the result of a lawsuit claiming a title defect that affects the property, filed by the previous owner, so that the debtor never owned record title to the mortgage property. The Bank filed a lawsuit seeking a declaration that the mortgage is a valid encumbrance against the property. A ruling on the Bank's motion for Preliminary Injunction and Motion for Lis Pendens is expected no later than June 30, 2011. No trial date has been set, but we do not expect a trial date until early 2012. No reservation of rights

has been raised by the title company and we and our attorneys are unaware of any defenses to coverage having been asserted by the title insurance company.

(3) A delinquent loan with an outstanding balance of $201,000 secured by an apartment building. Based on the borrower's representation of a vacancy and cash flow problem, confirmed by the SAG, a Forbearance Agreement was signed in May 2010. The loan remained current under the agreement for several months before defaulting. The Bank commenced a foreclosure action in October 2010 and during the fourth quarter the borrower entered into a sales contract in the amount of $400,000, well in excess of the current debt. We do not anticipate a loss on this loan.

At December 31, 2010, one of the foreclosed properties had a net balance of $297,000 and consisted of 27 units in three multi-family buildings. This property is currently listed for sale with local real estate broker. The other foreclosed property had a net balance of $636,000 and consisted of a six unit multi-family building. We renovated this property and have leased all the units. We expect to market the property in the near future.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. We recognize a loss as soon as a reasonable determination of that loss can be made. We directly charge, against earnings, that portion of the asset that is determined to be uncollectible. If an accurate determination of the loss is impossible, for any reason, we will establish an allowance in an amount sufficient to absorb the most probable loss expected. In cases where a reasonable determination of a loss cannot be made, we will adjust our allowance to reflect a potential loss until a more accurate determination can be made.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31,		
	2010	**2009**	**2008**
		(In thousands)	
Special mention assets	$ 7,567	$ 33,221	$ –
Substandard assets	22,103	12,160	3,220
Doubtful and loss assets	–	–	–
Total classified assets	$ 29,670	$ 45,381	$ 3,220

The decrease in classified assets was due to management's efforts to reduce non-performing loans. On the basis of management's review of assets, we classified $7.6 million of our assets at December 31, 2010 as special mention or potential problem loans compared to $33.2 million classified as special mention at December 31, 2009. In addition, we classified $22.1 million at December 31, 2010 as substandard compared to $12.2 million at December 31, 2009.

We have charged off $936,000 in losses on these classified assets. In this regard, we have charged off $936,000 in losses for two substandard loans, resulting in a net total balance of $1.2 million. These two substandard loans comprised of one non-residential real estate loan totaling $437,000 (net) and one multi-family real estate loan totaling $743,000 (net). In addition, we have charged off $2,000 in loss for one special mention multi-family real estate loan, resulting in a net balance of $912,000.

The substandard loans at December 31, 2010 consisted of thirteen loans in the aggregate – three multi-family mortgage loans, three non-residential mortgage loans, and seven construction mortgage loans. See the non-accrual loan discussion above for a description of the five of the six substandard multi-family mortgage loans, the three substandard non-residential mortgage loans, and the seven substandard construction mortgage loans.

The sixth substandard multi-family mortgage loan was one month delinquent and accruing, has an outstanding balance of $1.5 million, and is secured by a 26 unit multi-family townhouse complex.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At December 31,					
	2010		2009		2008	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)					
Residential real estate:						
One- to four-family	$ –	$ –	$ –	$ –	$ –	$ –
Multi-family	1,450	–	–	477	–	1,345
Mixed-use	–	–	–	–	–	–
Non-residential real estate	–	–	–	1,285	–	–
Construction	–	–	–	–	–	–
Commercial	–	–	–	–	–	–
Consumer and other loans	2	–	–	–	–	–
Total	$ 1,452	$ –	$ –	$ 1,762	$ –	$ 458

Delinquent loans at December 31, 2010 consisted of two loans in the aggregate – one multi-family mortgage loan and one consumer loan. The Bank has classified the delinquent multi-family loan as substandard at December 31, 2010 and the loan is included in the classified loan schedule listed above. The one delinquent consumer loan consists of an overdraft loan that was paid-off subsequent to December 31, 2010.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable credit losses in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific allowance on identified impaired and problem loans, if appropriate; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowance Required for Identified Impaired Loans. We establish an allowance on certain identified impaired loans when the loan balance exceeds the fair value, discounted cash flows or observable market price of the underlying collateral and when collection of the full amount outstanding becomes improbable.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for pools of loans by loan class, including those that are not impaired and subject to specific allowances to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning a historical loss factor to each category. The historical loss factors are adjusted for qualitative factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These qualitative factors may include changes in existing general economic and business conditions affecting our primary lending areas and the national economy, legal and regulatory issues, policies and procedures in underwriting standards, staff lending experience, recent loss experience in particular segments of the portfolio, collateral value, loan volumes and concentration, specific reserve and classified asset trends, delinquency trends and risk rating trends. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment.

At December 31, 2010, our allowance for loan losses was $7.6 million and represented 2.06% of total gross loans. At December 31, 2009, our allowance for loan losses was $6.7 million and represented 1.72% of total gross loans. At December 31, 2008, our allowance for loan losses was $1.9 million and represented 0.51% of total gross loans. The primary reason for the increase in allowance for loan losses during 2010 and 2009 was the continued deterioration in the financial condition of several commercial real estate borrowers and the continuing decline in the market value of their related collateral properties.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,								
	2010			2009			2008		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)								
Residential real estate:									
One- to four-family	$ –	0.0%	0.1%	$ –	0.0%	0.1%	$ –	0.0%	0.1%
Multi-family	3,450	45.1	51.1	3,350	49.8	51.3	604	32.4	51.1
Mixed-use	474	6.2	14.9	598	8.9	15.3	319	17.1	16.0
Non-residential real estate	1,560	20.4	27.1	2,495	37.0	26.8	841	45.1	28.2
Construction	2,083	27.2	3.5	186	2.8	3.9	21	1.1	2.5
Commercial	80	1.1	3.3	104	1.5	2.6	80	4.3	2.1
Consumer and other loans	–	0.0	0.0	–	0.0	0.0	–	0.0	0.0
Total allowance for loan losses	$ 7,647	100.0%	100.0%	$ 6,733	100.0%	100.0%	$ 1,865	100.0%	100.0%

	At December 31,					
	2007			2006		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)					
Residential real estate:						
One- to four-family	$ –	0.0%	0.1%	$ –	0.0%	0.2%
Multi-family	472	31.7	49.0	395	32.9	54.8
Mixed-use	250	16.8	18.5	251	20.9	21.1
Non-residential real estate	691	46.4	28.0	554	46.2	23.7
Construction	50	3.4	3.3	–	0.0	0.0
Commercial	25	1.7	1.1	–	0.0	0.0
Consumer and other loans	–	0.0	0.0	–	0.0	0.2
Total allowance for loan losses	$ 1,489	100.0%	100.0%	$ 1,200	100.0%	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that the Office of Thrift Supervision, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. The Office of Thrift Supervision may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our consolidated financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Allowance at beginning of period	$ 6,733	$ 1,865	$ 1,489	$ 1,200	$ 1,200
Provision for loan losses	3,487	7,314	411	338	–
Charge offs:					
Residential real estate:					
One- to four-family	–	–	–	–	–
Multi-family	(1,211)	(857)	–	–	–
Mixed-use	–	–	(35)	(49)	–
Non-residential real estate	(1,407)	(1,589)	–	–	–
Construction	–	–	–	–	–
Consumer and other loans	–	–	–	–	–
Total charge-offs	(2,618)	(2,446)	(35)	(49)	–
Recoveries:					
Residential real estate:					
One- to four-family	–	–	–	–	–
Multi-family	45	–	–	–	–
Mixed-use	–	–	–	–	–
Non-residential real estate	–	–	–	–	–
Construction	–	–	–	–	–
Consumer and other loans	–	–	–	–	–
Total recoveries	45	–	–	–	–
Net charge-offs	(2,573)	(2,446)	(35)	(49)	–
Allowance at end of period	$ 7,647	$ 6,733	$ 1,865	$ 1,489	$ 1,200
Allowance to nonperforming loans	35.07%	33.41%	57.92%	65.48%	N/M
Allowance to total loans outstanding at the end of the period	2.06%	1.72%	0.51%	0.53%	0.63%
Net charge-offs to average loans outstanding during the period	0.67%	0.62%	0.01%	0.02%	0.00%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: originating mortgage real estate loans that re-price to market interest rates in three to five years; purchasing securities that typically re-price within a three year time frame to limit exposure to market fluctuations; and, where appropriate, offering higher rates on long term certificates of deposit to lengthen the re-pricing time frame of our liabilities. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, comprised of our chief executive officer, chief financial officer, chief mortgage officer, chief retail banking officer, and treasurer, whose function is to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income and net income.

Net Portfolio Value Analysis. We use a net portfolio value analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. These analyses assess the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 and 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement.

The following table presents the change in the net portfolio value of the Bank at December 31, 2010 that would occur in the event of an immediate change in interest rates based on the Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	**$ Amount**	**$ Change**	**% Change**	**NPV Ratio**	**Change**
300	$ 87,020	$(5,819)	(6)%	19.44%	(71) bp
200	89,156	(3,683)	(4)%	19.72%	(43) bp
100	91,082	(1,757)	(2)%	19.95%	(20) bp
50	91,952	(888)	(1)%	20.05%	(10) bp
0	92,839			20.15%	
(50)	93,802	963	1%	20.27%	12 bp
(100)	94,998	2,159	2%	20.44%	29 bp

We and the Office of Thrift Supervision use various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. Cash and cash equivalents totaled $44.5 million at December 31, 2010 and consist primarily of deposits at other financial institutions (Predominantly the Federal Home Loan Bank of New York) and miscellaneous cash items. Securities classified as available-for-sale provide an additional source of liquidity. Total securities classified as available-for-sale were $162,000 at December 31, 2010 and $176,000 at December 31, 2009.

At December 31, 2010, we had $19.5 million in loan commitments outstanding. At December 31, 2010, this consisted of $15.2 million in unused commercial loan lines of credit, $2.2 million in unused real estate equity lines of credit, $1.7 million of real estate loan origination commitments, $271,000 in construction loans in process, and $154,000 in unused consumer lines of credit. Certificates of deposit due within one year of December 31, 2010 totaled $143.7 million. This represented 81.1% of certificates of deposit at December 31, 2010. We believe the large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the current low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2010. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts. At December 31, 2010, we had the ability to borrow $63.8 million, net of $25.0 million in outstanding advances, from the Federal Home Loan Bank of New York. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to maintain or increase our core deposit relationships depending on our level of real estate loan and commercial loan commitments outstanding. Occasionally, we offer promotional rates on certain deposit products to attract deposits or to lengthen repricing time frames.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders. The Company's liquidity may depend, in part, upon its receipt of dividends from the Bank because the Company has no source of income other than earnings from the investment of the net proceeds from its initial public offering. The amount of dividends that the Bank may declare and pay to the Company in any calendar year, without the receipt of prior approval from the OTS but with prior notice to the OTS, cannot exceed net income for that year to date plus retained net income (as defined) for the preceding two calendar years. At December 31, 2010, the Company had liquid assets of $18.3 million.

The following table presents our primary investing and financing activities during the periods indicated.

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Investing activities:			
Loans disbursed or closed	$ (8,188)	$ (40,326)	$ (124,901)
Purchase of loan participations	–	(5,198)	(8,377)
Loan principal repayments	25,979	17,583	44,034
Sale of loans	–	–	7,045
Proceeds from maturities and principal repayments of securities	14,526	392	882
Purchases of securities	(22,568)	(10,151)	–
Purchase of bank owned life insurance	(5,000)	(1,200)	–
Proceeds from sale of premises and equipment	2,797	–	–
Purchases of premises and equipment	(209)	(4,552)	(396)
Financing activities:			
Increase (decrease) in deposits	(52,688)	118,088	35,452
Proceeds from FHLB-NY advances	–	10,000	40,000
Repayment of FHLB-NY advances	(10,000)	(15,000)	–

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2010, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines.

The capital from our initial public offering increased our liquidity and capital resources. In addition, the sale of our First Avenue branch office building in the second quarter of 2007 further increased our capital in 2007. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering and the sale of the branch office building are used for general corporate purposes, including the funding of lending activities. Our financial condition has been enhanced by the capital from the offering, resulting in increased net interest-earning assets. However, the large increase in equity resulting from the capital raised in the offering and the branch office building sale will, initially, have an adverse impact on our return on equity. From time to time, we may consider capital management tools such as cash dividends and common stock repurchases.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 4 of the Notes to the Consolidated Financial Statements. We currently have no plans to engage in hedging activities in the future.

For the years ended December 31, 2010 and 2009, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our consolidated financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this Form 10-K have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is incorporated herein by reference to Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations*."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is included herein beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Controls Over Financial Reporting

Management's annual report on internal control over financial reporting is incorporated herein by reference to the Company's audited Consolidated Financial Statements in this Annual Report on Form 10-K.

(c) Changes to Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2010 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

For information concerning Northeast Community Bancorp's directors, the information contained under the section captioned *"Item 1—Election of Directors"* in Northeast Community Bancorp's Proxy Statement for the 2011 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

Executive Officers

For information relating to officers of Northeast Community Bancorp, the section captioned *"Item 1—Election of Directors"* in the Proxy Statement, and Part I, Item 1, *"Business—Executive Officers of the Registrant"* in this Annual Report on Form 10-K, are incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

For information regarding compliance with Section 16(a) of the Exchange Act, the information contained under the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement is incorporated herein by reference.

Disclosure of Code of Ethics

Northeast Community Bancorp has adopted a Code of Ethics and Business Conduct, a copy of which can be found in the investor relations section of the Company's website at www.necommunitybank.com.

Corporate Governance

For information regarding the audit committee and its composition and the audit committee financial expert, the section captioned *"Corporate Governance and Board Matters"* in the Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation is set forth under the section captioned *"Executive Compensation"* in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) Changes in Control

Management of Northeast Community Bancorp knows of no arrangements, including any pledge by any person or securities of Northeast Community Bancorp, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

None.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information relating to certain relationships and related transactions and director independence is set forth under the sections captioned *"Transactions with Related Persons"* and *"Corporate Governance and Board Matters – Director Independence"* in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the principal accountant fees and services is set forth under the section captioned *"Ratification of the Independent Registered Public Accounting Firm"* in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required in response to this item are incorporated by reference from Item 8 of this report.

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

3.1	Amended and Restated Charter of Northeast Community Bancorp, Inc. (1)
3.2	Amended and Restated Bylaws of Northeast Community Bancorp, Inc. (2)
4.1	Specimen Stock Certificate of Northeast Community Bancorp, Inc. (1)
10.1	Northeast Community Bank Employee Severance Compensation Plan (1)
10.2	Northeast Community Bank Supplemental Executive Retirement Plan and Participation Agreement with Salvatore Randazzo (1)*
10.3	Northeast Community Bancorp, Inc. Employment Agreement for Kenneth A. Martinek and Salvatore Randazzo (1)*
10.4	Northeast Community Bank Employment Agreement for Kenneth A. Martinek and Salvatore Randazzo (1)*
10.5	Northeast Community Bank Directors' Retirement Plan (1)*
10.6	Northeast Community Bank Directors' Deferred Compensation Plan (1)*
10.7	Northeast Community Bank Executive Incentive Deferral Plan (3)*
10.8	Northeast Community Bank Supplemental Executive Retirement Plan, as amended, and Participation Agreement with Kenneth A. Martinek (4)*
21.0	List of Subsidiaries
23.0	Consent of ParenteBeard LLC
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer

---

* Management contract or compensatory plan, contract or arrangement.

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-1, as amended, initially filed with the SEC on March 12, 2006.

(2) Incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2007.

(3) Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(4) Incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHEAST COMMUNITY BANCORP, INC.

Date: March 31, 2011 By: /s/ Kenneth A. Martinek
Kenneth A. Martinek
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Kenneth A. Martinek Kenneth A. Martinek	President, Chief Executive Officer and Director (principal executive officer)	March 31, 2011
/s/ Salvatore Randazzo Salvatore Randazzo	Executive Vice President, Chief Operating Officer and Chief Financial Officer and Director (principal accounting and financial officer)	March 31, 2011
/s/ Diane B. Cavanaugh Diane B. Cavanaugh	Director	March 31, 2011
/s/ Arthur M. Levine Arthur M. Levine	Director	March 31, 2011
/s/ Charles A. Martinek Charles A. Martinek	Director	March 31, 2011
/s/ John F. McKenzie John F. McKenzie	Director	March 31, 2011
/s/ Linda M. Swan Linda M. Swan	Director	March 31, 2011
/s/ Harry (Jeff) A.S Read Harry (Jeff) A.S. Read	Director	March 31, 2011
/s/ Kenneth H. Thomas Kenneth H. Thomas	Director	March 31, 2011

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2010 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

[THIS PAGE LEFT INTENTIONALLY BLANK]



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Northeast Community Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Northeast Community Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northeast Community Bancorp, Inc. and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Clark, New Jersey
March 31, 2011

Northeast Community Bancorp, Inc.

Consolidated Statements of Financial Condition

	December 31,	
	2010	2009
	(In thousands, except share and per share data)	
Assets		
Cash and amounts due from depository institutions	$ 2,494	$ 3,441
Interest-bearing deposits	41,959	85,277
Cash and cash equivalents	44,453	88,718
Certificates of deposit	2,988	8,715
Securities available-for-sale	162	176
Securities held-to-maturity	19,858	11,845
Loans receivable, net of allowance for loan losses of $7,647 and $6,733 respectively	364,798	386,266
Premises and equipment, net	6,784	8,220
Federal Home Loan Bank of NY stock, at cost	1,884	2,277
Bank owned life insurance	16,145	10,522
Accrued interest receivable	1,704	1,924
Goodwill	1,310	1,310
Intangible assets	527	588
Real estate owned	933	636
Other assets	4,462	6,079
Total Assets	$ 466,008	$ 527,276
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest-bearing	$ 9,839	$ 11,594
Interest-bearing	316,991	367,924
Total deposits	326,830	379,518
Advance payments by borrowers for taxes and insurance	3,384	3,153
Federal Home Loan Bank of NY advances	25,000	35,000
Accounts payable and accrued expenses	2,487	1,829
Note payable	168	328
Total Liabilities	357,869	419,828
Stockholders' Equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 19,000,000 shares authorized; 13,225,000 shares issued; outstanding: 13,114,800 shares in 2010 and 13,225,000 in 2009	132	132
Additional paid-in capital	57,391	57,496
Unearned Employee Stock Ownership Plan ("ESOP") shares	(3,888)	(4,147)
Retained earnings	55,335	54,121
Treasury stock – at cost, 110,200 shares and 0 shares, respectively	(664)	-
Accumulated comprehensive loss	(167)	(154)
Total Stockholders' Equity	108,139	107,448
Total Liabilities and Stockholders' Equity	$ 466,008	$ 527,276

See notes to consolidated financial statements.

Northeast Community Bancorp, Inc.

Consolidated Statements of Operations

	Years Ended December 31,	
	2010	2009
	(In thousands, except per share data)	
Interest Income:		
Loans	$ 23,577	$ 23,925
Interest-earning deposits	109	230
Securities – taxable	956	218
Total Interest Income	24,642	24,373
Interest Expense:		
Deposits	7,391	8,680
Borrowings	1,044	1,412
Total Interest Expense	8,435	10,092
Net Interest Income	16,207	14,281
Provision for Loan Losses	3,487	7,314
Net Interest Income after Provision for Loan Losses	12,720	6,967
Non-Interest Income:		
Other loan fees and service charges	313	371
Impairment loss on equity security	-	(4)
Gain/(loss) on disposition of premises, equipment and deposits	1,924	(18)
Earnings on bank owned life insurance	623	420
Investment advisory fees	769	713
Other	13	16
Total Non-Interest Income	3,642	1,498
Non-Interest Expenses:		
Salaries and employee benefits	7,028	6,816
Net occupancy expense	1,226	1,375
Equipment	541	730
Outside data processing	850	776
Advertising	64	348
Real estate owned expenses	307	177
FDIC insurance premiums	514	541
Other	3,060	3,130
Total Non-Interest Expenses	13,590	13,893
Income (Loss) Before Provision (Benefit) for Income Taxes	2,772	(5,428)
Provision (Benefit) for Income Taxes	904	(2,812)
Net Income (Loss)	$ 1,868	$ (2,616)
Net Income (Loss) per Common Share – Basic	$ 0.15	$ (0.20)
Weighted Average Number of Common Shares Outstanding – Basic	12,709	12,797
Dividends Declared per Common Share	$ 0.12	$ 0.12

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid- in Capital	Unearned ESOP Shares	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Equity	Comprehensive Income
Balance - December 31, 2008	$ 132	$ 57,560	$ (4,407)	$ 57,399	$ -	$ (182)	$ 110,502	
Comprehensive income:								
Net loss	-	-	-	(2,616)	-	-	(2,616)	$ (2,616)
Unrealized loss on securities available for sale, net of taxes of $(1)	-	-	-	-	-	1	1	1
Pension liability – DRP, net of taxes of $(18)	-	-	-	-	-	27	27	27
Cash dividends declared ($0.12 per share)	-	-	-	(662)	-	-	(662)	
ESOP shares earned	-	(64)	260	-	-	-	196	
Total Comprehensive Loss								$ (2,588)
Balance - December 31, 2009	132	57,496	(4,147)	54,121	-	(154)	107,448	
Comprehensive loss:								
Net income	-	-	-	1,868	-	-	1,868	1,868
Unrealized gain on securities available for sale, net of taxes of $(1)	-	-	-	-	-	2	2	2
Pension liability – DRP, net of taxes of $(10)	-	-	-	-	-	(15)	(15)	(15)
Purchase of 110,200 shares of treasury stock	-	-	-	-	(664)	-	(664)	
Cash dividends declared ($0.12 per share)	-	-	-	(654)	-	-	(654)	
ESOP shares earned	-	(105)	259	-	-	-	154	
Total Comprehensive Income								$ 1,855
Balance - December 31, 2010	$ 132	$ 57,391	$ (3,888)	$ 55,335	$ (664)	$ (167)	$ 108,139	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2010	2009
	(In Thousands)	
Cash Flows from Operating Activities:		
Net income (loss)	$ 1,868	$ (2,616)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net amortization of securities premiums and discounts	46	1
Provision for loan losses	3,487	7,314
Depreciation	772	679
Net amortization of deferred loan fees and costs	158	137
Amortization of intangible assets	61	83
Accretion of discount on note payable	15	22
Deferred income taxes	189	(2,484)
Impairment loss on equity security	-	4
Retirement plan expense	609	482
Loss on sale of real estate owned	103	98
Earnings on bank owned life insurance	(623)	(420)
(Gain) loss on disposition of premises, equipment and deposits	(1,924)	18
ESOP compensation expense	154	196
(Increase) decrease in accrued interest receivable	220	(139)
(Increase) decrease in other assets	1,437	(3,812)
Increase (decrease) in accounts payable and accrued expenses	24	(2,501)
Net Cash Provided by (Used in) Operating Activities	6,596	(2,938)
Cash Flows from Investing Activities:		
Purchase of loans	-	(5,198)
Net (increase) decrease in loans	16,775	(25,516)
Purchase of securities held-to-maturity	(22,568)	(10,151)
Principal repayments on securities available-for-sale	17	7
Principal repayments on securities held-to-maturity	14,509	385
Purchases of certificates of deposit	(2,988)	(18,177)
Proceeds from maturities of certificates of deposit	8,715	9,960
Proceeds from sale of real estate owned	648	884
Proceeds from sale of premises and equipment	2,797	-
Net redemption of FHLB of NY stock	393	73
Purchases of premises and equipment	(209)	(4,552)
Purchase of bank owned life insurance	(5,000)	(1,200)
Capitalized costs on real estate owned	-	(173)
Net Cash Provided by (Used in) Investing Activities	13,089	(53,658)
Cash Flows from Financing Activities:		
Net increase (decrease) in deposits	(52,688)	118,088
Proceeds from FHLB of NY advances	-	10,000
Repayment of FHLB of NY advances	(10,000)	(15,000)
Repayment of note payable	(175)	(175)
Purchase of treasury stock	(664)	-
Increase (decrease) in advance payments by borrowers for taxes and insurance	231	(3,471)
Cash dividends paid to minority shareholders	(654)	(662)
Net Cash (Used in) Provided by Financing Activities	(63,950)	108,780
Net Increase (Decrease) in Cash and Cash Equivalents	(44,265)	52,184
Cash and Cash Equivalents - Beginning	88,718	36,534
Cash and Cash Equivalents - Ending	$ 44,453	$ 88,718

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

	Years Ended December 31,	
	2010	2009
	(In Thousands)	
Supplementary Cash Flows Information:		
Income taxes paid	$ -	$ 3,862
Interest paid	$ 8,442	$ 10,104
Supplementary Disclosure of Non-Cash Investing and Financing Activities:		
Real estate owned received in settlement of loans	$ 1,048	$ 613

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

The following is a description of our business and significant accounting and reporting policies:

Nature of Business

Northeast Community Bancorp, Inc. (the "Company") is a Federally-chartered corporation that was organized to be a mid-tier holding company for Northeast Community Bank (the "Bank") in conjunction with the Bank's reorganization from a mutual savings bank to a mutual holding company structure on July 5, 2006. The Company's primary activity is the ownership and operation of the Bank.

The Bank is principally engaged in the business of attracting deposits and investing those funds into mortgage and commercial loans. When demand for loans is low, the Bank invests in debt securities. Currently the Bank conducts banking operations from its Headquarters in White Plains, New York, its four full service branches in New York City, New York and its two full service branches in Danvers and Plymouth, Massachusetts, gathering deposits and lending from Pittsburgh, Pennsylvania to southern New Hampshire.

The Bank also offers investment advisory and financial planning services under the name Hayden Wealth Management Group, a division of the Bank, through a networking arrangement with a registered broker-dealer and investment advisor.

New England Commercial Properties LLC ("NECP"), a New York limited liability company and wholly owned subsidiary of the Bank, was formed in October 2007 to facilitate the purchase or lease of real property by the Bank. New England Commercial Properties, LLC currently owns two foreclosed multi-family property, one located in Newark, New Jersey and the other located in Herkimer, New York.

The consolidated financial statements include the accounts of the Company, the Bank, and NECP and have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant inter-company accounts and transactions have been eliminated in consolidation. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation of the Company's consolidated financial statements for the years ended December 31, 2010 and 2009, have been included.

The preparation of consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect certain recorded amounts and disclosures. Accordingly, actual results could differ from those estimates.

The most significant estimate pertains to the allowance for loan losses. The borrowers' abilities to meet contractual obligations and collateral value are the most significant assumptions used to arrive at the estimate. The risks associated with such estimates arise when unforeseen conditions affect the borrowers' abilities to meet the contractual obligations of the loan and result in a decline in the value of the supporting collateral. Such unforeseen changes may have an adverse effect on the consolidated results of operations and financial position of the Company.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Note 1 - Summary of Significant Accounting Policies (Continued)

Nature of Business (Continued)

Additionally, the Company is exposed to significant changes in market interest rates. Such changes could have an adverse effect on consolidated earnings and consolidated financial position, particularly in those situations in which the maturities or re-pricing of assets are different than the maturities or re-pricing of the supporting liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks, all with original maturities of three months or less.

Certificates of Deposit

Certificates of deposit are carried at cost which approximates fair value and have maturities of less than one year.

Securities

The Company is required to classify its securities among three categories: held to maturity, trading, and available for sale. Management determines the appropriate classification at the time of purchase. Held to maturity securities are those debt securities which management has the intent and the Bank has the ability to hold to maturity and are reported at amortized cost (unless value is other than temporarily impaired). Trading securities are those debt and equity securities which are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in earnings. Available for sale securities are those debt and equity securities which are neither held to maturity securities nor trading securities and are reported at fair value, with unrealized gains and losses, net of the related income tax effect, excluded from earnings and reported in a separate component of stockholders' equity. The Company does not have trading securities in its portfolio.

If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or other-than-temporary in accordance with the ASC Topic 320. Temporary impairments on available for sale securities are recognized, on a tax-effected basis, through other comprehensive income ("OCI") with offsetting adjustments to the carrying value of the security and the balance of related deferred taxes. Temporary impairments of held to maturity are not recorded in the consolidated financial statements; however, information concerning the amount and duration of impairments on held to maturity securities is disclosed.

Other-than-temporary impairments on all equity securities and on debt securities that the Company has decided to sell, or will, more likely than not, be required to sell prior to the full recovery of fair value to a level equal to or exceeding amortized cost, are recognized in earnings. If neither of these conditions regarding the likelihood of sale apply for a debt security, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. Credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on a debt security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related other-than-temporary impairments in earnings. Noncredit-related other-than-temporary impairments on debt securities are recognized in OCI. Premiums and discounts on all securities are amortized/accreted to maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Note 1 - Summary of Significant Accounting Policies (Continued)

Loans

Loans are stated at unpaid principal balances plus net deferred loan origination fees and costs less an allowance for loan losses. Interest on loans receivable is recorded on the accrual basis. An allowance for uncollected interest is established on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations or where interest or principal is 90 days or more past due, unless the loans are well secured and there is a reasonable expectation of collection. When a loan is placed on nonaccrual, an allowance for uncollected interest is established and charged against current income. Thereafter, interest income is not recognized unless the financial condition and payment record of the borrower warrant the recognition of interest income. Interest on loans that have been restructured is accrued according to the renegotiated terms. Net loan origination fees and costs are deferred and amortized into income over the contractual lives of the related loans by use of the level yield method. Past due status of loans is based upon the contractual due date.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors.

This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific and general reserves. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, a specific allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment records, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis.

The Bank does not evaluate consumer loans for impairment, unless such loans are part of a larger relationship that is impaired, or are classified as a troubled debt restructuring.

The estimated fair values of substantially all of the Bank's impaired loans are measured based on the estimated fair value of the loan's collateral or discounted cash flows.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

For loans secured by real estate, estimated fair values are determined primarily through in-house or third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable aging or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

The general component covers pools of loans by loan class including loans not considered impaired, as well as smaller balance homogeneous loans, such as residential real estate and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates and expected loss given default derived from the Bank's internal risk rating process for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include:

1. Changes in policies and procedures in underwriting standards and collections.
2. Changes in economic conditions.
3. Changes in nature and volume of lending.
4. Experience of origination team.
5. Changes in past due loan volume and severity of classified assets.
6. Quality of loan review system.
7. Collateral values in general throughout lending territory.
8. Concentrations of credit.
9. Competition, legal and regulatory issues.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial, residential and consumer loans. Credit quality risk ratings include regulatory classifications of pass, special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

The allowance calculation for a pool of loans is also based on the loss factors that reflect the Bank's historical charge-off experience adjusted for current economic conditions applied to loan groups with similar characteristics or classifications in the current portfolio. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. The Bank's President is ultimately responsible for the timely and accurate risk rating of the loan portfolio.

Loans whose terms are modified are classified as troubled debt restructurings if the Bank grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan's stated maturity date. Adversely classified, non-accrual troubled debt restructurings may be reclassified if principal and interest payments, under the modified terms, are current for six consecutive months after modification.

In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the allowance for loan losses is adequate as of December 31, 2010.

Concentration of Risk

The Bank's lending activity is concentrated in loans secured by multi-family and non-residential real estate located primarily in the Northeast and Mid-Atlantic regions of the United States. The Bank also had deposits in excess of the FDIC insurance limit at other financial institutions. At December 31, 2010, such deposits totaled $42.0 million held by the Federal Home Loan Bank of New York. Generally, deposits in excess of $250,000 are not insured by the FDIC.

Premises and Equipment

Land is stated at cost. Buildings and improvements, leasehold improvements and furnishings and equipment are stated at cost less accumulated depreciation and amortization computed on the straight-line method over the following useful lives:

	Years
Buildings	30 - 50
Building improvements	10 - 50
Leasehold improvements	1 - 15
Furnishings and equipment	3 - 5

Maintenance and repairs are charged to operations in the years incurred.

Bank Owned Life Insurance ("BOLI")

The Bank owns life insurance on the lives of certain of its officers. The cash surrender value is recorded as an asset and the change in cash surrender value is included in non-interest income and is exempt from federal, state and city income taxes. The BOLI is invested in a General Account Portfolio and a Yield Portfolio account and is managed by an independent investment firm.

Note 1 - Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank of New York Stock

Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold stock of its district FHLB according to a predetermined formula. The stock carried at cost.

Intangible Assets

Intangible assets at December 31, 2010 and 2009, totaled $527,000 and $588,000, respectively, and consist of the value of customer relationships acquired in a business combination completed by the Company in November 2007. The Company is amortizing these assets, using the straight-line method, over 11.7 years. Amortization expense is included in other non-interest expenses. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, the Company will amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. The Company reviews intangible assets subject to amortization for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. If intangible assets are found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and fair value. The fair value is estimated based upon the present value of discounted future cash flows or other reasonable estimates of fair value. No impairment charges were recorded in 2010 or 2009.

Goodwill

Goodwill at December 31, 2010 and 2009, totaled $1.3 million and consists of goodwill acquired in the business combination completed by the Company in November 2007. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company utilizes a two-step approach. The first step requires a comparison of the carrying value of the reporting unit to the fair value of the unit. The Company estimates the fair value of the reporting unit through internal analyses and external valuation, which utilizes an income approach based on the present value of future cash flows. If the carrying value of the reporting unit exceeds its fair value, impairment exists and the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, if necessary, compares the implied fair value of a reporting unit's goodwill with its carrying value.

The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of the reporting unit to all of the assets and liabilities of that unit, including identifiable intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. No impairment charges were recorded in 2010 or 2009.

Real Estate Owned

Real estate owned is carried at the lower of cost or fair value of the related property, as determined by current appraisals less estimated costs to sell. Write-downs on these properties, which occur after the initial transfer from the loan portfolio, are recorded as operating expenses. Costs of holding such properties are charged to expense in the current period. Gains, to the extent allowable, and losses on the disposition of these properties are reflected in current operations.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, the Bank and NECP file a consolidated federal income tax return. Income taxes are allocated to the Company, Bank and NECP based upon their respective income or loss included in the consolidated income tax return. The Company, the Bank and NECP file combined or separate state and city income tax returns depending on the particular requirements of each jurisdiction.

Federal, state and city income tax expense has been provided on the basis of reported income. The amounts reflected on the tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or (benefit) is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset, which is not more likely than not to be realized.

The Company accounts for uncertainty in income taxes recognized in its consolidated financial statements in accordance with ASC Topic 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not identified any significant income tax uncertainties through the evaluation of its income tax positions for the years ended December 31, 2010 and 2009, and has not recognized any liabilities for tax uncertainties as of December 31, 2010 and 2009. The Company's policy is to recognize income tax related interest and penalties in income tax expense; such amounts were not significant during the years ended December 31, 2010 and 2009. The tax years subject to examination by federal, state, and city taxing authorities are 2007 through 2010.

Advertising Costs

Advertising costs are expensed as incurred.

Other Comprehensive Income

The Company records in accumulated other comprehensive income (loss), net of related deferred income taxes, unrealized gains and losses on available for sale securities and the prior service cost and actuarial gains and losses of the Outside Directors Retirement Plan ("DRP") that have not yet been recognized in expense.

Gains and losses on the sale of securities, if any, are reclassified to non-interest income upon the sale of the related securities or upon the recognition of a security impairment loss. A portion of the prior service cost and actuarial losses of the DRP is recorded in expense annually. At December 31, 2010, accumulated other comprehensive loss totaled $167,000 and included $5,000 of unrealized gains on available for sale securities net of $2,000 of related deferred income taxes and $303,000 in prior service cost and actuarial losses of the DRP net of $133,000 of related deferred income taxes. At December 31, 2009, accumulated other comprehensive loss totaled $154,000 and included $2,000 of unrealized gains on available for sale securities less $1,000 of related deferred income taxes and $278,000 in prior service cost and actuarial losses of the DRP less $123,000 of related deferred income taxes.

Note 1 - Summary of Significant Accounting Policies (Continued)

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed in a manner similar to basic net income (loss) per common share except that the weighted average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Common stock equivalents may include restricted stock awards and stock options. The Company has not granted any restricted stock awards or stock options and had no potentially dilutive common stock equivalents. Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP") are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted net income (loss) per common share until they are committed to be released.

Interest Rate Risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to purchase securities and to make loans secured by real estate. The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will re-price faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated statement of financial condition when funded.

Reclassifications

Certain amounts for prior periods have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income.

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters

On July 5, 2006, the Company reorganized from a mutual savings bank to a mutual holding company structure. In the reorganization, the Company sold 5,951,250 shares of its common stock to the public and issued 7,273,750 shares of its common stock to Northeast Community Bancorp, MHC ("MHC"). The net proceeds received from the common stock offering were $57.6 million. Costs incurred in connection with the common stock offering were recorded as a reduction of gross proceeds from the offering and totaled approximately $1.9 million. The Company also provided a term loan to the Bank's Employee Stock Ownership Plan to enable it to purchase 518,420 shares of Company common stock at $10.00 per share as part of the reorganization. The MHC, which owned 55.5% of the Company's common stock as of December 31, 2010, must hold at least 50.1% of the Company's stock so long as the MHC exists.

All depositors who had membership or liquidation rights with respect to the Bank as of the effective date of the reorganization will continue to have such rights solely with respect to the MHC as long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the date of the transaction will have such membership and liquidation rights with respect to the MHC. Borrowers of the Bank as of the date of the transaction will have the same membership rights in the MHC that they had in

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters (Continued)

the Bank immediately prior to the date of the transaction as long as their existing borrowings remain outstanding.

Office of Thrift Supervision ("OTS") regulations impose limitations upon all capital distributions, including cash dividends, by savings institutions such as the Bank. Under these regulations, an application to and a prior approval of the OTS are required before any capital distribution if (1) the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations; (2) total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years; (3) the institution would be undercapitalized following the distribution; or (4) the distribution would otherwise be contrary to statute, regulation or agreement with the OTS. If an application is not required, the Bank would still be required to provide the OTS with prior notification. The Company's ability to pay dividends, should any be declared, may depend on the ability of the Bank to pay dividends to the Company.

OTS regulations require the MHC to notify the OTS if it proposes to waive the receipt of dividends declared by the Company. The OTS reviews dividend waiver requests on a case-by-case basis and, generally, has not objected to such waivers if (1) the waiver would not be detrimental to the safe and sound operation of the institution; (2) the MHC's board of directors has determined that such waiver is consistent with such directors' fiduciary duties to MHC's members; and (3) the MHC certifies that the dividends declared (distributed and waived) for the current year plus prior two calendar quarters does not exceed cumulative net income during that period.

During 2010 and 2009, the MHC filed notice with the OTS, which did not object, of its intention to waive dividends declared by the Company. The OTS approval received in 2010 applies also to quarterly cash dividends, if any, to be paid for the first and second quarters of 2011. Dividends declared by the Company in 2010 and 2009 and waived by the MHC totaled approximately $873,000 and $873,000, respectively. As of December 31, 2010, total dividends waived by the MHC aggregated $3,055,000. The Company anticipates that the MHC will continue to waive receipt of all dividends declared by the Company.

The Bank is required to maintain certain levels of capital in accordance with the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) and OTS regulations. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Under the OTS regulations, the Bank must have: (1) tangible capital equal to 1.5% of tangible assets, (2) core capital equal 3% of tangible assets, and (3) total (risk-based) capital equal to 8% of risk-weighted assets. Tangible capital consists generally of stockholders' equity less most intangible assets. Core capital consists of tangible capital plus certain intangible assets such as qualifying purchased mortgage-servicing rights. Risk-based capital consists of core capital plus the general allowance for loan losses.

Under the prompt corrective action rule issued by the federal banking authorities, an institution must have a leverage ratio of 4% or greater, a tier 1 capital ratio of 4% or greater and a total risk-based capital ratio of 8% or greater in order to be considered adequately capitalized. The Bank is in compliance with these requirements at December 31, 2010.

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters (Continued)

The following tables present a reconciliation of capital per U.S. GAAP and regulatory capital and information about the Bank's capital levels at the dates presented:

	December 31, 2010	December 31, 2009
	(In Thousands)	
GAAP capital	$ 85,602	$ 83,711
Less: Goodwill and intangible assets	(1,837)	(1,898)
Directors retirement plan AOCI	170	155
Unrealized loss (gain) on securities available for sale	(3)	(1)
Disallowed deferred tax assets	(2,290)	(1,140)
Core and Tangible Capital	81,642	80,827
Add: Allowable general valuation allowances	3,570	3,819
Total Capital	$ 85,212	$ 84,646

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
As of December 31, 2010:						
Total capital (to risk-weighted assets)	$ 85,212	29.84 %	$ ≥ 22,848	≥8.00 %	$ ≥ 28,559	≥10.00 %
Tier 1 capital (to risk-weighted assets)	81,642	28.59	≥ 11,424	≥4.00	≥ 17,136	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	81,642	18.41	≥ 17,742	≥4.00	≥ 22,177	≥ 5.00
Tangible capital (to adjusted total assets)	81,642	18.41	≥ 6,653	≥1.50	≥ -	≥ -
As of December 31, 2009:						
Total capital (to risk-weighted assets)	$ 84,646	27.70 %	$ ≥24,442	≥8.00 %	$ ≥30,553	≥10.00 %
Tier 1 capital (to risk-weighted assets)	80,827	26.45	≥ 12,221	≥4.00	≥18,332	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	80,827	16.01	≥20,200	≥4.00	≥25,250	≥ 5.00
Tangible capital (to adjusted total assets)	80,827	16.01	≥ 7,575	≥1.50	≥ -	≥ -

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters (Continued)

Based on the most recent notification by the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events that have occurred since notification that management believes have changed the Bank's category.

The Bank's management believes that, with respect to regulations under FIRREA, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

Note 3 - Acquisition

On November 16, 2007, the Company acquired the operating assets of Hayden Financial Group LLC ("Hayden"), an investment advisory firm located in Connecticut, at a cost of $2,020,000, including $95,000 of expenses directly related to the transaction. The acquisition of these business assets has enabled the Bank to expand the services it provides to include investment advisory and financial planning services to the then-existing Hayden customer base as well as future customers. In connection with this transaction, the Company recorded intangible assets related to customer relationships of $710,000, goodwill of $1,310,000 and a note payable with a present value of $625,000. The acquired business is being operated as a division of the Bank and, during 2010 and 2009, generated total revenues of approximately $769,000 and $713,000, respectively.

Note 4 - Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31,	
	2010	2009
	(In Thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 1,730	$ 4,450
Construction loans in process	271	763
Commitments to fund unused lines of credit:		
Commercial lines	17,357	16,243
Consumer lines	154	165
	$ 19,512	$ 21,621

Note 4 - Financial Instruments with Off-Balance Sheet Risk (Continued)

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the borrower.

Note 5 - Securities Available for Sale

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Mortgage-backed securities - residential:				
Federal Home Loan Mortgage Corporation	$ 102	$ 4	$ -	$ 106
Federal National Mortgage Association	55	1	-	56
	$ 157	$ 5	$ -	$ 162
	December 31, 2009			
	(In Thousands)			
Mortgage-backed securities - residential:				
Federal Home Loan Mortgage Corporation	$ 117	$ 1	$ -	$ 118
Federal National Mortgage Association	57	1	-	58
	$ 174	$ 2	$ -	$ 176

There were no sales of securities available for sale during the years ended December 31, 2010 and 2009.

During 2009, the Company determined that its investment in Federal National Mortgage Association common stock was other-than-temporarily impaired and wrote off the Company's entire $4,000 investment.

Contractual final maturities of mortgage-backed securities were as follows:

	December 31,			
	2010		2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due after ten years	$ 157	$ 162	$ 174	$ 176

The maturities shown above are based upon contractual final maturity. Actual maturities will differ from contractual maturities due to scheduled monthly repayments and due to the underlying borrowers having the right to prepay their obligations.

Note 6 - Securities Held to Maturity

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Mortgage-backed securities - residential:				
Government National Mortgage Association	$ 14,521	$ 355	$ -	$ 14,876
Federal Home Loan Mortgage Corporation	345	11	-	356
Federal National Mortgage Association	352	9	-	361
Collateralized mortgage obligations	4,639	109	-	4,748
Other	1	-	-	1
	$ 19,858	$ 484	$ -	$ 20,342

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Mortgage-backed securities - residential:				
Government National Mortgage Association	$ 10,928	$ 15	$ -	$ 10,943
Federal Home Loan Mortgage Corporation	410	5	1	414
Federal National Mortgage Association	458	10	-	468
Collateralized mortgage obligations	46	1	-	47
Other	3	-	-	3
	$ 11,845	$ 31	$ 1	$ 11,875

There were no sales of securities held to maturity during the years ended December 31, 2010 and 2009.

Note 6 - Securities Held to Maturity (Continued)

Contractual final maturities of mortgage-backed securities were as follows:

	December 31,			
	2010		2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due after one but within five years	$ -	$ -	$ 21	$ 21
Due after five but within ten years	306	312	336	338
Due after ten years	19,552	20,030	11,488	11,516
	$ 19,858	$ 20,342	$ 11,845	$ 11,875

The maturities shown above are based upon contractual final maturity. Actual maturities will differ from contractual maturities due to scheduled monthly repayments and due to the underlying borrowers having the right to prepay their obligations.

The age of unrealized losses and the fair value of related securities held to maturity were as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)					
December 31, 2009:						
Mortgage-backed Securities-FHLMC	$ -	$ -	$ 127	$ 1	$ 127	$ 1

At December 31, 2009, three mortgage-backed securities had unrealized losses. Management concluded that the unrealized losses reflected above were temporary in nature since they were primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company had not decided to sell these securities and would not, more likely than not, be required to sell these securities prior to full recovery of fair value to a level equal to or exceeding amortized cost.

Note 7 - Loans Receivable and the Allowance for Loan Losses

	December 31,	
	2010	**2009**
	(In Thousands)	
Residential real estate:		
One-to-four family	$ 211	$ 244
Multi-family	190,042	201,059
Mixed use	55,244	59,779
	245,497	261,082
Non-residential real estate	100,925	105,194
Construction	12,913	15,121
Commercial	12,140	10,400
Consumer	63	150
Total Loans	371,538	391,947
Allowance for loan losses	(7,647)	(6,733)
Deferred loan fees and costs	907	1,052
Net Loans	$ 364,798	$ 386,266

Loans serviced for the benefit of others totaled approximately $9,543,000 and $11,200,000 at December 31, 2010 and 2009, respectively.

The Company had no loans to related parties at December 31, 2010 and 2009.

Note 7 - Loans Receivable and the Allowance for Loan Losses (Continued)

The following is an analysis of the allowance for loan losses:

Allowance for Loan Losses for the Year Ended December 31, 2010 (in thousands)

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial	Consumer	Total
Allowance for credit losses:						
Beginning balance	$ 3,948	$ 2,495	$ 186	$ 104	$ -	$ 6,733
Charge-offs	1,211	1,407	-	-	-	2,618
Recoveries	45	-	-	-	-	45
Provision	1,142	472	1,897	(24)	-	3,487
Ending balance	$ 3,924	$ 1,560	$ 2,083	$ 80	$ -	$ 7,647
Ending balance: individually evaluated for impairment	$ 368	$ 82	$ 1,756	$ -	$ -	$ 2,206
Ending balance: collectively evaluated for impairment	$ 3,556	$ 1,478	$ 327	$ 80	$ -	$ 5,441
Loan receivables:						
Ending balance	$ 245,497	$ 100,925	$ 12,913	$ 12,140	$ 63	$371,538
Ending balance: individually evaluated for impairment	$ 7,696	$ 10,399	$ 11,575	$ -	$ -	$ 29,670
Ending balance: collectively evaluated for impairment	$ 237,801	$ 90,526	$ 1,338	$ 12,140	$ 63	$341,868

Allowance for Loan Losses for the Year Ended December 31, 2009 (in thousands)

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial	Consumer	Total
Allowance for credit losses:						
Beginning balance	$ 923	$ 851	$ 21	$ 80	$ -	$1,865
Charge-offs	857	1,589	-	-	-	2,446
Recoveries	-	-	-	-	-	-
Provision	3,882	3,243	165	24	-	7,314
Ending balance	$ 3,948	$ 2,495	$ 186	$ 104	$ -	$6,733

Note 7 - Loans Receivable and the Allowance for Loan Losses (Continued)

The following is an analysis of our impaired loans.

Impaired Loans for the Year Ended December 31, 2010 (in thousands)

2010	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Residential real estate-Multi-family	$ 6,608	$6,608	$ -	$ 6,505	$ 246
Non-residential real estate	9,903	9,903	-	10,086	268
Construction...	-	-	-	-	-
Subtotal	16,511	16,511	-	16,591	514
With an allowance recorded:					
Residential real estate-Multi-family	1,088	1,088	368	1,147	-
Non-residential real estate	496	496	82	414	5
Construction...	11,575	11,575	1,756	11,696	464
Subtotal	13,159	13,159	2,206	13,257	469
Total:					
Residential real estate-Multi-family	7,696	7,696	368	7,652	246
Non-residential	10,399	10,399	82	10,500	273
Construction...	11,575	11,575	1,756	11,696	464
Total	$ 29,670	$ 29,670	$ 2,206	$ 29,848	$ 983

Impaired Loans for the Year Ended December 31, 2009 (in thousands)

Impaired loans with specific loss allowances	$ -
Impaired loans without specific loss allowances	33,325
	33,325
Specific loss allowance	-
Net impaired loans at year end	$ 33,325
Average investment in impaired loans during the year	$ 24,164
Interest recorded on impaired loans during the year	$ 960

The following table sets forth the composition of our nonaccrual loans at the dates indicated.

Loans Receivable on Nonaccrual Status as of December 31, 2010 and 2009 (in thousands)

	2010	2009
Residential real estate-Multi-family	$ 2,219	$ 5,806
Non-residential real estate	5,457	14,344
Construction loans...	11,575	-
Total	$ 19,251	$ 20,150

Note 7 - Loans Receivable and the Allowance for Loan Losses (Continued)

During the years ended December 31, 2010 and 2009, the Bank recognized interest income of approximately $464,000 and $453,000, respectively, on the non-accrual loans. Interest income that would have been recorded had the loans been on the accrual status would have amounted to approximately $941,000 and $1,233,000 for the years ended December 31, 2010 and 2009, respectively. The Bank is not committed to lend additional funds to borrowers whose loans have been placed on the non-accrual status. At December 31, 2009, there were no loans which were 90 days or more delinquent and accruing interest.

Note 7 - Loans Receivable and the Allowance for Loan Losses (Continued)

The following table provides information about delinquencies in our loan portfolio at the dates indicated.

Age Analysis of Past Due Loans as of December 31, 2010 (in Thousands)

	30-59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate:							
One- to four-family	$ -	$ -	$ -	$ -	$ 211	$ 211	$ -
Multi-family	1,450	-	4,774	6,224	183,818	190,042	2,555
Mixed-use	-	-	-	-	55,244	55,244	-
Non-residential real estate	-	-	5,457	5,457	95,468	100,925	-
Construction loans	-	-	11,575	11,575	1,338	12,913	-
Commercial loans	-	-	-	-	12,140	12,140	-
Consumer..	2	-	-	2	61	63	-
Total loans	$ 1,452	$ -	$21,806	$23,258	$348,280	$371,538	$ 2,555

Note 7 - Loans Receivable and the Allowance for Loan Losses (Continued)

The following tables provide certain information related to the credit quality of our loan portfolio.

Credit Quality Indicators as of December 31, 2010 (in thousands)

Credit Risk Profile by Internally Assigned Grade

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial	Consumer	Total
Grade:						
Pass	$ 237,801	$ 90,526	$ 1,338	$ 12,140	$ 63	$341,868
Special Mention	2,625	4,942	-	-	-	7,567
Substandard	5,071	5,457	11,575	-	-	22,103
Total	$ 245,497	$ 100,925	$ 12,913	$ 12,140	$ 63	$371,538

Note 8 - Premises and Equipment, Net

	December 31, 2010	December 31, 2009
	(In Thousands)	
Land	$ 1,291	$ 1,549
Buildings and improvements	7,954	9,844
Leasehold improvements	615	736
Furnishings and equipment	5,798	6,164
	15,658	18,293
Accumulated depreciation and amortization	(8,874)	(10,073)
	$ 6,784	$ 8,220

Note 9 - Accrued Interest Receivable, Net

	December 31, 2010	December 31, 2009
	(In Thousands)	
Loans	$ 2,902	$ 2,525
Securities	60	30
	2,962	2,555
Allowance for uncollected interest	(1,258)	(631)
	$ 1,704	$ 1,924

Note 10 - Goodwill and Intangible Assets

Goodwill and intangible assets at December 31 are summarized as follows (in thousands):

	2010	2009
Goodwill	$ 1,310	$ 1,310
Customer relationships intangible	527	588
Total	$ 1,837	$ 1,898

The gross amount of intangible assets was $710,000 at both December 31, 2010 and 2009. Amortization expense of intangible assets was $61,000 during each of the years ended December 31, 2010 and 2009. Scheduled amortization for each of the next five years and thereafter is as follows (in thousands):

2011	$ 61
2012	61
2013	61
2014	61
2015	61
Thereafter	222

Note 11 - Real Estate Owned ("REO")

The Company owned two properties valued at approximately $933,000 at December 31, 2010. Further declines in real estate values may result in impairment charges in the future. Routine holding costs are charged to expense as incurred and improvements to real estate owned that enhance the value of the real estate are capitalized. REO expense during 2010 amounted to $307,000, including a loss of $103,000 on the sale of three properties and net holding expenses of $204,000.

The Company held one property valued at approximately $636,000 at December 31, 2009. REO expenses during 2009 amounted to $177,000, including a loss of $98,000 on the sale of two properties and net holding expenses of $79,000.

Note 12 - Deposits

	December 31,			
	2010		2009	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)			
Demand deposits:				
Non-interest bearing	$ 9,839	0.00 %	$ 11,594	0.00 %
NOW and money market	83,839	0.86 %	72,755	1.55 %
	93,678	0.77 %	84,349	1.33 %
Savings accounts	55,898	0.60 %	60,033	0.73 %
Certificates of deposit maturing in:				
One year or less	143,728	2.02 %	180,470	2.79 %
After one to two years	24,019	3.44 %	28,884	3.51 %
After two to three years	3,809	2.88 %	19,460	4.06 %
After three to four years	2,901	3.11 %	3,277	3.27 %
After four to five years	2,797	2.06 %	3,045	3.06 %
	177,254	2.25 %	235,136	3.00 %
	$ 326,830	1.54 %	$ 379,518	2.27 %

As of December 31, 2010 and 2009, certificates of deposits over $100,000 totaled $86,802,000 and $97,246,000, respectively.

Interest expense on deposits consists of the following:

	Years Ended December 31,	
	2010	2009
	(In Thousands)	
Demand deposits	$ 1,174	$ 423
Savings accounts	407	461
Certificates of deposit	5,810	7,796
	$ 7,391	$ 8,680

Note 13 – Federal Home Loan Bank of New York ("FHLB") Advances

	December 31,			
	2010		2009	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)			
Advances maturing in:				
One year or less	$ 10,000	2.80 %	$ 10,000	3.58 %
After one to two years	-	- %	10,000	2.80 %
After two to three years	10,000	3.70 %	-	- %
After four to five years	5,000	3.64 %	15,000	3.68 %
	$ 25,000	3.33 %	$ 35,000	3.40 %

At December 31, 2010, none of the above advances were subject to early call or redemption features.

At December 31, 2010, the advances were secured by a pledge of the Bank's investment in the capital stock of the FHLB and a blanket assignment of the Bank's otherwise unpledged qualifying mortgage loans.

At December 31, 2010, the Bank had the ability to borrow $63.8 million, net of $25.0 million in outstanding advances, from the Federal Home Loan Bank of New York.

Note 14 - Note Payable

In conjunction with the Hayden acquisition on November 16, 2007, the Company incurred a four-year, zero-coupon note payable of $700,000. The note is payable in four annual installments, one on each succeeding note anniversary date, of $175,000. The note was initially recorded at $625,000, assuming a 4.60% discount rate. The note payable balance at December 31, 2010 and 2009, was $168,000 and $328,000, respectively, and the note discount accreted during 2010 and 2009 totaled $15,000 and $22,000, respectively.

Note 15 - Income Taxes

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was, therefore, prior to January 1, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings at December 31, 2010 and 2009, include approximately $4.1 million of such bad debt deductions which, in accordance with U.S. GAAP is considered a permanent difference between the book and income tax basis of loans receivable, and for which deferred income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

Note 15 - Income Taxes (Continued)

The components of income taxes (benefit) are summarized as follows:

	Years Ended December 31,	
	2010	2009
	(In Thousands)	
Current tax expense (benefit)	$ 715	$ (328)
Deferred tax expense (benefit)	189	(2,484)
Income Tax Expense (Benefit)	$ 904	$ (2,812)

The following table presents a reconciliation between the reported income taxes and the income taxes, which would be compute by applying normal federal income tax rates to income before taxes:

	Years Ended December 31,	
	2010	2009
	(Dollars In Thousands)	
Federal income tax at statutory rates	$ 942	$ (1,846)
State and City tax, net of federal income tax effect	202	(651)
Non-taxable income on bank owned life insurance	(212)	(143)
Other	(28)	(172)
Income Tax Expense (Benefit)	$ 904	$ (2,812)
Effective Income Tax Rate	32.6%	(51.8%)

Note 15 - Income Taxes (continued)

The tax effects of significant items comprising the net deferred tax asset are as follows:

	December 31,	
	2010	2009
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 2,269	$ 2,810
Reserve for uncollected interest	525	263
Depreciation	143	258
Benefit plans	879	568
Accumulated other comprehensive loss - DRP	133	123
Other	8	26
Total Deferred Tax Assets	3,957	4,048
Deferred tax liability:		
Unrealized gain on securities available for sale	2	1
Goodwill	109	73
Other	52	-
Gain on sale of building	2,834	2,834
Total Deferred Tax Liabilities	2,997	2,908
Net Deferred Tax Asset	$ 960	$ 1,140

Note 16 - Other Non-Interest Expenses

The following is an analysis of other non-interest expenses:

	Years Ended December 31,	
	2010	2009
	(In Thousands)	
Service contracts	$ 283	$ 268
Insurance	212	200
Audit and accounting	333	310
Directors compensation	305	297
Telephone	212	270
Office supplies and stationary	128	221
Director, officer, and employee expenses	247	292
Legal fees	603	381
Other	737	891
	$ 3,060	$ 3,130

Note 17 - Benefits Plans

Outside Director Retirement Plan ("DRP")

Effective January 1, 2006, the Bank implemented the DRP. This plan is an unfunded non-contributory defined benefit pension plan covering all non-employee directors meeting eligibility requirements as specified in the plan document. The following table sets forth the funded status of the DRP and components of net pension periodic expense measured as of December 31:

	Years Ended December 31,	
	2010	2009
	(Dollars In Thousands)	
Benefit Obligation – beginning	$ 659	$ 585
Service cost	53	51
Interest cost	39	34
Actuarial loss (Gain)	(13)	(11)
Benefit Obligation – ending	$ 738	$ 659
Funded Status – Accrued liability included in accounts payable and accrued expenses	$ 738	$ 659
Accumulated benefit obligations	$ 690	$ 607
Discount rate	6.00%	6.00%
Salary increase rate	2.00%	2.00%
Net periodic pension expense:		
Service cost	$ 53	$ 51
Interest cost	39	34
Actuarial loss recognized	6	8
Prior service cost recognized	21	21
Total net periodic pension expense included in other non-interest expenses	$ 119	$ 114
Discount rate	6.00%	6.00%
Salary increase rate	2.00%	2.00%

Approximately $25 of prior service cost and unrecognized actuarial losses are expected to be included in net periodic pension expense in 2011.

Note 17 - Benefits Plans (Continued)

Benefit payments, which reflect expected future service as appropriate, are expected to be paid for the years ended December 31 as follows (in thousands):

2011	$ 30
2012	61
2013	61
2014	61
2015	93
Thereafter	467

Supplemental Executive Retirement Plan ("SERP")

Effective January 1, 2006, the Bank implemented the SERP. This plan is a non-contributory defined benefit plan that covers the Bank's Chief Executive Officer, Chief Financial Officer and Chief Mortgage Officer. The Chief Mortgage Officer, who resigned and left the Bank in 2010, is no longer participating in the SERP.

Under the SERP, each of these individuals will be entitled to receive, upon retirement at age 65 (or 60 in the case of the Bank's Chief Executive Officer), an annual benefit, paid in monthly installments, equal to 50% of his average base salary in the three-year period preceding retirement. Each individual may also retire early and receive a reduced benefit (0.25% reduction in benefit for each month by which retirement age is less than 65 years (or 60 in the case of the Bank's Chief Executive Officer)) upon the attainment of both age 60 and 20 years of service (or upon the attainment of 20 years of service in the case of the Bank's Chief Executive Officer). Additional terms related to death while employed, death after retirement, disability before retirement and termination of employment are fully described within the plan document. The benefit payment term is the greater of 15 years or the executives remaining life. No benefits are expected to be paid during the next ten years.

During the years ended December 31, 2010 and 2009, expenses of $515,000 and $196,000, respectively, were recorded for this plan and are reflected in the Consolidated Statements of Operations under Salaries and Employee Benefits. At December 31, 2010 and 2009, a liability for this plan of $1,101,000 and $587,000, respectively, is included in the Consolidated Statements of Financial Condition under Accounts Payable and Accrued Expenses.

401(k) Plan

The Bank maintains a 401(k) plan for all eligible employees. Participants are permitted to contribute from 1% to 15% of their annual compensation up to the maximum permitted under the Internal Revenue Code. The Bank through August 2006, made matching contributions equal to 100% of the employees contribution up to 5% of annual compensation. In September 2006, the Bank ceased making matching contributions to the 401(k) plan.

Employee Stock Ownership Plan ("ESOP")

In conjunction with the Company's initial public stock offering, the Bank established an ESOP for all eligible employees (substantially all full-time employees). The ESOP borrowed $5,184,200 from the Company and used those funds to acquire 518,420 shares of Company common stock at $10.00 per share. The loan from the Company carries an interest rate of 8.25% and is repayable in twenty annual installments through 2025. Each year, the Bank intends to make discretionary contributions to the ESOP equal to the principal and interest payment required on the loan from the Company. The ESOP may further pay down the principal balance of the loan by using dividends paid, if any, on the shares of Company common stock it owns. The balance remaining on the ESOP loan was $4,359,000 and $4,504,000 at December 31, 2010 and 2009, respectively.

Shares purchased with the loan proceeds serve as collateral for the loan and are held in a suspense account for future allocation among ESOP participants. As the loan principal is repaid, shares will be released from the suspense account and become eligible for allocation. The allocation among plan participants will be as described in the ESOP governing document.

Note 17 - Benefits Plans (Continued)

ESOP shares initially pledged as collateral were recorded as unearned ESOP shares in the stockholders' equity section of the consolidated statement of financial condition. Thereafter, on a monthly basis over a 240 month period, approximately 2,160 shares are committed to be released and compensation expense is recorded equal to the shares committed to be released multiplied by the average closing price of the Company's stock during that month. ESOP expense during the years ended December 31, 2010 and 2009, totaled approximately $154,000 and $196,000, respectively. Dividends on unallocated shares, which totaled approximately $51,000 and $59,000 during 2010 and 2009, respectively, are recorded as a reduction of the ESOP loan. Dividends on allocated shares, which totaled approximately $12,000 and $8,000 during 2010 and 2009, respectively, are charged to retained earnings. ESOP shares are summarized as follows:

ESOP shares are summarized as follows:

	December 31,	
	2010	**2009**
Allocated shares	103,684	77,763
Shares committed to be released	25,921	25,921
Unearned shares	388,815	414,736
Total ESOP Shares	518,420	518,420
Fair value of unearned shares	$ 2,177,000	$ 2,725,000

Note 18 - Commitments and Contingencies

Lease Commitments

Rentals under operating leases for certain branch offices and land amounted to $422,000 and $341,000 for the years ended December 31, 2010 and 2009, respectively. At December 31, 2010, the minimum rental commitments under all non-cancelable leases with initial or remaining terms of more than one year are as follows (in thousands):

Year ending December 31,	
2011	$ 245
2012	150
2013	153
2014	156
2015	107
Thereafter	1,123
	$ 1,934

Other

The Company and Bank are also subject to claims and litigation that arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company and Bank in connection with such claims and litigation, it is the opinion of management that the disposition or ultimate determination of such claims and litigation will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Note 19 - Fair Value Disclosures

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets and liabilities on a non-recurring basis, such as securities held to maturity, impaired loans and other real estate owned. U.S. GAAP has established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)			
December 31, 2010:				
Mortgage-backed securities - residential:				
Federal Home Loan Mortgage Corporation	$ 106	$ -	$ 106	$ -
Federal National Mortgage Association	56	-	56	-
December 31, 2009:				
Mortgage-backed securities - residential:				
Federal Home Loan Mortgage Corporation	$ 118	$ -	$ 118	$ -
Federal National Mortgage Association	58	-	58	-

Note 19- Fair Value Disclosures (continued)

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a non-recurring basis at December 31, 2010 are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In Thousands)		
December 31, 2010:				
Impaired loans	$ 10,953	$ -	$ -	$ 10,953
December 31, 2009:				
Impaired loans	$ 4,122	$ -	$ -	$ 4,122

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2010 and 2009:

Cash and Cash Equivalents, Certificates of Deposit and Accrued Interest Receivable and Payable

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values for securities available for sale and held to maturity are determined utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the security's terms and conditions, among other things.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The total loan portfolio is first divided into performing and non-performing categories. Performing loans are then segregated into adjustable and fixed rate interest terms. Fixed rate loans are segmented by type, such as construction and land development, other loans secured by real estate, commercial and industrial loans, and loans to individuals. Certain types, such as commercial loans and loans to individuals, are further segmented by maturity and type of collateral.

Note 19 - Fair Value Disclosures (Continued)

For performing loans, fair value is calculated by discounting scheduled future cash flows through estimated maturity using a market rate that reflects the credit and interest-rate risks inherent in the loans. The discounted value of the cash flows is reduced by a credit risk adjustment based on internal loan classifications.

For non-performing loans, fair value is calculated by first reducing the carrying value by a credit risk adjustment based on internal loan classifications, and then discounting the estimated future cash flows from the remaining carrying value at a market rate.

For impaired loans which the Bank has measured and recorded impairment generally based on the fair value of the loan's collateral, fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are typically included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

FHLB of New York Stock

The carrying amount of the FHLB of New York stock is equal to its fair value, and considers the limited marketability of this security.

Deposit Liabilities

The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, money market accounts, interest checking accounts, and savings accounts is equal to the amount payable on demand. Time deposits are segregated by type, size, and remaining maturity. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is based on rates currently offered in the market.

FHLB of New York Advances

The fair value of the FHLB advances is estimated based on the discounted value of future contractual payments. The discount rate is equivalent to the estimated rate at which the Bank could currently obtain similar financing.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 2010 and 2009, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 19 - Fair Value Disclosures (Continued)

The carrying amounts and estimated fair value of our financial instruments are as follows:

	December 31,			
	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 44,453	$ 44,453	$ 88,718	$ 88,718
Certificates of deposit	2,988	2,988	8,715	8,715
Securities available for sale	162	162	176	176
Securities held to maturity	19,858	20,342	11,845	11,875
Loans receivable	364,798	372,322	386,266	395,366
FHLB stock	1,884	1,884	2,277	2,277
Accrued interest receivable	1,704	1,704	1,924	1,924
Financial liabilities:				
Deposits	326,830	330,471	379,518	385,820
FHLB advances	25,000	26,759	35,000	36,805
Note payable	168	173	328	335

Note 20 – Parent Company Only Financial Information

The following are the condensed financial statements for Northeast Community Bancorp (Parent company only) as of December 31, 2010 and 2009 and for the years then ended.

Statements of Financial Condition

	December 31,	
	2010	2009
	(In Thousands)	
Assets		
Cash and due from banks	$ 18,319	$ 19,910
Investment in subsidiary	85,602	83,711
ESOP loan receivable	4,359	4,504
Other assets	22	4
Total Assets	$ 108,302	$ 108,129
Liabilities and Stockholders' Equity		
Accounts payable and accrued expense	$ 163	$ 681
Total Liabilities	163	681
Total Stockholders' Equity	108,139	107,448
Total Liabilities and Stockholders' Equity	$ 108,302	$ 108,129

Note 20 – Parent Company Only Financial Information (Continued)

Statements of Income

	Years Ended December 31,	
	2010	2009
	(In Thousands)	
Interest income – interest- earning deposits	$ 66	$ 189
Interest income – ESOP loan	371	383
Operating expenses	(265)	(215)
Income before Income Tax Expense and Equity in Undistributed Earnings (Loss) of Subsidiary	172	357
Income tax expense	50	147
Income before Equity in Undistributed Earnings (Loss) of Subsidiary	122	210
Equity in undistributed earnings (loss) of subsidiary	1,746	(2,826)
Net Income (loss)	$ 1,868	$ (2,616)

Note 20 – Parent Company Only Financial Information (Continued)

Statements of Cash Flow

	Years Ended December 31,	
	2010	**2009**
	(In Thousands)	
Cash Flows from Operating Activities		
Net income (loss)	$ 1,868	$ (2,616)
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:		
Equity in undistributed loss (earnings) of subsidiary	(1,746)	2,826
(Increase) in other assets	(18)	(2)
Increase (decrease) in other liabilities	(522)	127
Net Cash Provided by (Used in) Operating Activities	(418)	335
Cash Flows from Investing Activities		
Capital infusion to subsidiary	-	(5,000)
Repayment of ESOP loan	145	133
Net Cash Provided by (Used in) Investing Activities	145	(4,867)
Cash Flows from Financing Activities		
Cash dividends paid	(654)	(662)
Purchase of treasury stock	(664)	-
Net Cash Used in Financing Activities	(1,318)	(662)
Net Decrease in Cash and Cash Equivalents	(1,591)	(5,194)
Cash and Cash Equivalents - Beginning	19,910	25,104
Cash and Cash Equivalents - Ending	$ 18,319	$ 19,910

Note 21 - Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets. This ASU amends the Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140. The amendments in this ASU improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This ASU is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. The Company adopted this guidance in 2010 and it did not have a material effect on the Company's consolidated financial statements.

The FASB has issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB's objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require: (1) A reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures: (1) For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the Level 3 disclosures to have a material effect on its consolidated financial statements when adopted in 2011.

ASU 2010-18, *Receivables* (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset, codifies the consensus reached in EITF Issue No. 09-I, "Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset." The amendments to the Codification provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. ASU 2010-18 does not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40.

ASU 2010-18 is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. Early application is permitted. Upon initial adoption of ASU 2010-18, an entity may make a one-time election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. The Company adopted this guidance in 2010 and it did not have a material effect on the Company's consolidated financial statements.

ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, will help investors assess the credit risk of a company's receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures.

Note 21 - Recent Accounting Pronouncements (Continued)

This ASU requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure.

The amendments in this Update apply to all entities with financing receivables. Financing receivables include loans and trade accounts receivable. However, short-term trade accounts receivable, receivables measured at fair value or lower of cost or fair value, and debt securities are exempt from these disclosure amendments.

The Company adopted this guidance in 2010 and it did not have a material effect on the Company's consolidated financial statements.

ASU 2011-01 deferred the effective date of the ASU 2010-20 disclosures related to troubled debt restructuring until the interim and annual period ending after June 15, 2011. The Company is currently reviewing the effect this new guidance will have on its consolidated financial statements.

ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company is currently reviewing the effect this new guidance will have on its consolidated financial statements.

Board of Directors

Kenneth A. Martinek

Diane B. Cavanaugh

Arthur M. Levine

Charles A. Martinek

John F. McKenzie

Salvatore Randazzo

Harry (Jeff) A.S. Read

Linda M. Swan

Kenneth H. Thomas

Executive Officers of Northeast Community Bancorp, Inc.

Kenneth A. Martinek
Chairman of the Board, President and Chief Executive Officer

Salvatore Randazzo
Executive Vice President, Chief Operating Officer and Chief Financial Officer

Executive Officers of Northeast Community Bank

Kenneth A. Martinek
Chairman of the Board, President and Chief Executive Officer

Salvatore Randazzo
Executive Vice President, Chief Operating Officer and Chief Financial Officer